Form 10-K405, Exhibit 13
period 1995-08-26
FSI INTERNATIONAL INC
filed 1995-11-22
CIK 841692

                                                                    Exhibit 13.0


                                                              FSI International
                                                              1995 Annual Report











                                    [PHOTO]

HIGHLIGHTS


Sales increased 97 percent to $190.4 million, while net income more than tripled to $19.3 million in fiscal 1995.

Two secondary stock offerings provided more than $100 mil-lion in funds for investments in future growth.

The Company declared a two-for-one common stock split in June.

FSI acquired Applied Chemical Solutions and established a European manufacturing capability with an investment in FSI
Metron Europe, Limited, which is intended to increase market share and product offerings.

A new cleanroom manufacturing facility, built to provide the capacity required to meet customer demand, was opened in November 1995.

FSI had three products chosen in the same year for Semicon-ductor International's 1994 Editors' Choice Best Product Award.

Texas Instruments presented its Supplier Excellence Award to
FSI. This is the fifth time FSI has received this recognition.

ISO 9001 Certification was achieved, a tangible outcome of FSI's commitment to quality.


Company Description

FSI International, Inc. (Nasdaq: FSII) is a worldwide leader in producing automated equipment used by semiconductor manufacturers for processing silicon wafers. The Company is focused on three key technologies:

Microlithography Clusters--a modular, self-contained cluster, with a central robotic handler, that applies and develops photosensitive materials on a silicon wafer's surface.

Surface Conditioning Products--systems used for preparing silicon wafers for the production of integrated circuits. During processing, the systems are used to perform cleaning, etching and photoresist stripping applications.

Chemical Management Systems--products for controlled blending, mixing and safe distribution of chemicals throughout a semiconductor manufacturing facility.

Many of the world's largest semiconductor manufacturers rely on FSI's technology and expertise to help them improve their manufacturing processes and lower their costs. The Company works directly with its customers to develop long-term, strategic technology and quality road maps with the goal of achieving 100 percent customer satisfaction.

FINANCIAL HIGHLIGHTS

                                                                 Fiscal years ended August
                                                             ----------------------------------
(in thousands, except per share data)/1/,/2/                     1995         1994         1993
-----------------------------------------------------------------------------------------------
Sales                                                        $190,403      $96,437      $78,432
Net income                                                     19,286        5,646        2,958
Net income per common share                                      1.13          .43          .28
Research and development expenses                              24,865       15,743       11,760
Cash, cash equivalents and marketable securities              111,203       10,725          782
Working capital                                               146,130       27,778       13,421
Total assets                                                  233,841       69,357       41,369
Stockholders' equity                                          178,210       42,367       21,589
Book value per share                                             8.80         3.22         2.23
Number of shares outstanding                                   20,261       13,166        9,686
-----------------------------------------------------------------------------------------------
/1/ All amounts have been adjusted to reflect the acquisition, effective March 8, 1995 of Applied
Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting. See Note 2 of Notes to Consolidated Financial Statements.

/2/ Share information and per share information have been adjusted for a two-for-one common stock split. See Note 19 of Notes to Consolidated Financial Statements.

[BAR GRAPH]

Backlog
(in millions)
--------------
$24  $77  $115
--------------
 93   94   95
--------------
[BAR GRAPH]

Working Capital
(in millions)
--------------
$13  $28  $146
--------------
 93   94   95
--------------


[BAR GRAPH]

Book Value
Per Share
-------------------
$2.23  $3.22  $8.80
-------------------
  93     94     95
-------------------


                                                         FSI INTERNATIONAL  |  1

TO OUR SHAREHOLDERS AND EMPLOYEES

Fiscal 1995 was a highly rewarding year for FSI and our investors. Past investments and our focus on the customer were rewarded with a 97 percent increase in sales, while net income more than tripled.

    Sales for the year ended August 26, 1995, totaled $190.4 million, compared with $96.4 million in fiscal 1994, thanks to strong growth and market share gains in all three of our divisions, coupled with an acquisition and a joint venture. Net income rose to $19.3 million from $5.6 million. Net income per share for fiscal 1995 was $1.13 versus $.43 in fiscal 1994. The per share amounts reflect several events during 1995 that resulted in an increase in the number of shares outstanding: the secondary stock offerings completed in February and July, a two-for-one stock split in June and the acquisition of Applied Chemical solutions (ACS) in March. We ended the year in very good standing with our largest order backlog ever, which increased from $77 million at the end of fiscal 1994 to $115 million.

    FSI continued to receive recognition from customers and the industry for our product and service excellence, evidenced by several awards from long-time customers and a key industry publication. This recognition is the result of our employees' dedication to FSI and our customers.

    FSI's strong financial position, together with explosive growth in our industry, puts us in an advantageous position. Our challenge now is to strategically grow the Company while carefully managing human resources, new product development programs, our manufacturing capacity ramp-up and operating systems upgrades as we become a larger company.

GAINING MARKET SHARE

Industry analysts predict that the semiconductor device industry will grow from an estimated $150 billion in 1995 to $300 billion by the year 2000. For this to happen, our customers must add manufacturing capacity to meet the increasing demand for semiconductor devices used in computers, telecommunications, automobiles and other consumer electronics.

[BAR GRAPH]

Integrated Circuit Demand (in billions of dollars)

---------------------------------------------------------------------

65.2 85.5 110.6 122.8 149.8 135.0 182.9 150.4 210.4 171.0 238.6 275.7

---------------------------------------------------------------------
92A  93A  94A       95E         96E         97E         98E      99E

---------------------------------------------------------------------

_Dataquest October 1994 Forecast _Dataquest September 1995 Forecast

---------------------------------------------------------------------
Accelerating demand has caused Dataquest to revise its growth projections upward for semiconductor manufacturing equipment demand.

    To meet our customers' needs, FSI must add both manufacturing capacity and product development capability to satisfy the demand for our products that play vital roles in semiconductor manufacturing.

    It is our goal to continue to capture market share as the industry expands at a very rapid pace. We intend to accomplish this by investing in our technology infrastructure and in skilled people and by expanding our worldwide distribution and support capabilities.

    To advance our technological edge, FSI continues to invest in engineering, research and development at an aggressive rate relative to the industry. This allows us to continually build upon our existing technology by enhancing our current product lines with applications that deliver greater value to customers. Further, to broaden our process solutions, a portion of the proceeds from the two stock offerings in fiscal 1995 is targeted for strategic acquisitions of businesses, products or technologies that complement our existing offerings. In fiscal 1995, we made such investments in the Chemical Management division, via an acquisition and a joint venture, and in the Surface Conditioning business, through the licensing of new technology.

    During the year, we also invested heavily in our people, concentrating on the areas that add the greatest value for ensur-

2  |  FSI INTERNATIONAL

                                    [photo]






                   Joel Elftmann conducts a semiconductor
                   industry overview for new FSI employees.


ing customer satisfaction. In addition to hiring approximately 300 new employees, we increased our investment in training to keep our people current in their skills and on topics important to our success, including the semiconductor industry, improved or enhanced manufacturing processes and Total Quality Management. We continue to add personnel throughout the world with the technical skills to deliver on our goal of 100 percent customer satisfaction.


EXPANDING OUR GLOBAL PRESENCE

[graph]
                           ------------------------
                              International Sales
                           (percent of total sales)
                           ------------------------
                              34%     33%     37%
                           ------------------------
                              93      94      95
                           ------------------------

Because we envisioned significant opportunities in Europe and Asia, FSI took steps in fiscal 1995 to expand our presence in these markets. International sales increased to 37 percent of revenues during the year. Our goal is to have international sales represent approximately 50 percent of total sales.

     Europe has enjoyed a resurgence of growth in recent years and industry forecasts show continued strength through the end of the decade. Our focus will be on maintaining momentum in that region by strengthening our support of our newly consolidated 38-percent-owned affiliate, Metron Technology B.V.

     During fiscal 1995, the Surface Conditioning division experienced strong order growth in Japan, a difficult market for U.S. manufacturers to penetrate. We recently received orders for more than 20 MERCURY MP(R) Spray Processing Systems from m.FSI Ltd., our joint venture in Japan. We are enjoying similar success in other emerging semiconductor markets in the Far East, including South Korea, Singapore and Taiwan.


LOOKING AHEAD

As I said in the beginning of this letter, fiscal 1995 was a highly rewarding year. It will be a challenge to repeat this growth in fiscal 1996. However, we can expect another strong year if we remain focused on each of the following:

 . Keeping customer satisfaction as the ultimate goal;

 . Strategically managing the Company's growth;

 . Aggressively taking advantage of opportunities to gain market share;

 . Continuing our conservative approach to cost control;

 . Building upon our technical leadership; and

 . Effectively bringing our new manufacturing facility on-line.

I look forward to these challenges and thank you for your on-going support.

Sincerely,

/s/ J A Elftmann

Joel A. Elftmann
Chairman, President and Chief Executive Officer
November 13, 1995



                                                         FSI INTERNATIONAL  |  3

Product Overview


Division                               Description                                  Major Product(s)
-------------------------------------------------------------------------------------------------------------------------------
SURFACE CONDITIONING                   Surface conditioning products are              MERCURY MP Processors
--------------------------------       utilized to prepare the surface of the         MERCURY OC Spray Processors
                                       integrated circuit for subsequent pro-         EXCALIBUR ISR Vapor
           [PHOTO]                     cessing. Products include MERCURY(R)           Phase Processors
                                       spray processors that use a sequenced          EXCALIBUR MVP Vapor
                                       spray of chemicals to perform submi-           Phase Processors
                                       cron cleaning, etching and photore-            EXCALIBUR EOS Vapor
                                       sist stripping applications, and               Phase Processors
                                       EXCALIBUR(R) vapor phase processors
                                       used for critical cleaning and
                                       specialty etching applications.
                                       (pictured: EXCALIBUR MVP)

-------------------------------------------------------------------------------------------------------------------------------
MICROLITHOGRAPHY                       Microlithography clusters apply and            POLARIS 2000 Cluster
--------------------------------       develop photosensitive materials
                                       on the silicon wafer surface. The
           [PHOTO]                     POLARIS(R) modular, self-contained
                                       cluster uses a reliable central robotic
                                       handler to move silicon wafers from
                                       station to station where prime, coat,
                                       bake and develop processes are
                                       performed. (pictured: POLARIS 2000)

-------------------------------------------------------------------------------------------------------------------------------
CHEMICAL MANAGEMENT                    Chemical management systems,                   ChemFill 500, 1000, 5000
--------------------------------       marketed under the names ChemFill(R)           ChemBlend 100
                                       and ChemBlend(TM) products are used for        Developer Blending Systems (DBS)
           [PHOTO]                     generation, controlled conditioning,           500, 1500, 3000
                                       blending and distribution of chemicals         Applied Chemical Solutions (ACS)
                                       throughout a semiconductor manufac-            products P2200, P4400, VP1000,
                                       turing facility. (pictured: ChemFill           VP4500
                                       1000 PC)


     PERCENTAGE OF SALES*          Technology Highlights                          1995 Business Highlights
-------------------------------------------------------------------------------------------------------------------------------
           31%                         ICE/TM/--FSI Licensed IBM's                    Another year of solid financial
                                       cryogenic aerosol cleaning                     performance, with revenue
                                       technology.                                    increasing from $28 million
                                       ORION/TM/--FSI demonstrated                    to $60 million.
         [CHART]                       key gas-phase applications in                  EXCALIBUR ISR Vapor Processing
                                       a successful research program                  System and MERCURY MP Spray
                                       funded by NIST (National Institute             Processing System were among
                                       of Standards and Technology).                  three FSI products winning
                                                                                      Semiconductor International's
                                                                                      prestigious Best Product Award.

-------------------------------------------------------------------------------------------------------------------------------
           32%                        .Robotics--A new high capacity                  Increased revenues by 87 percent,
                                       feature adds a wider range of                  from $33 million to $61 million.
                                       motion allowing greater flexibility            Received several multi-system,
                                       and increased productivity.                    multi-million dollar orders.
                                                                                      Ramped up manufacturing
         [CHART]                                                                      capability.
                                                                                      Expanded customer base worldwide.
                                                                                      The POLARIS 2000 also won
                                                                                      Semiconductor International's
                                                                                      Best Product Award.

-------------------------------------------------------------------------------------------------------------------------------
           24%                         Slurry--The proprietary technology             Revenues up 157 percent
                                       from ACS is ideally suited to                  to $45 million.
                                       deliver slurry for the rapidly                 Applied Chemical Solutions
                                       expanding chemical-mechanical                  acquisition dramatically
         [CHART]                       planarization (CMP) application                broadened the product line.
                                       market.                                        Entered FSI Metron Europe,
                                                                                      Limited, joint venture to provide
                                                                                      European manufacturing capability
                                                                                      and program management.

* Approximately 13 percent of
sales consists of spare parts         See Glossary of Industry Terms on page 33.
and services

REVIEW OF OPERATIONS

Three words characterize fiscal 1995 for FSI: growth, technology and support. Our past successes allowed FSI to make strategic investments in these areas in order to maintain a leadership position in our industry.

LAYING THE GROUNDWORK

During a highly successful year like fiscal 1995, filling customer orders and maintaining customer satisfaction is a challenge. The accelerated pace of our growth made it all the more important that we keep sight of our long-term goals.

     Our customers assume that we have a long-term perspective of their future. They expect us to take a leadership role in helping them succeed. During the year, FSI took steps toward putting in place the necessary infrastructure for us to grow in anticipation of our customers' needs.

     To increase our production capacity, the Company constructed a new 100,000-square-foot manufacturing facility near our headquarters in Chaska, Minnesota. The facility, which started production in November 1995, adds approximately 45,000 square feet of Class 1000 cleanroom manufacturing space. With an eye on the future, this facility is designed to Class 100 upon customer request, which is the next level of purity that will be required for future product generations.

     Closely tied to manufacturing capacity is our computer systems capability. FSI initiated a company-wide overhaul of our information technology systems in fiscal 1994, called "Project Enterprise." Fiscal 1995 was a major investment year for that effort. This long-term effort is in the beginning stages of implementation and will continue to be a significant investment in fiscal 1996 and 1997.

     Project Enterprise encompasses all operations of the Company; design engineering, communications, manufacturing and information reporting. To date, FSI has installed new communication systems and new computer-aided design (CAD) tools. The new communications systems make it easier for customers and suppliers to do business with FSI. CAD tools allow our developers to take advantage of advanced design techniques, such as three-dimensional modeling of products--accelerating the design phase while lowering costs.



STAYING AHEAD OF THE TECHNOLOGY CURVE

Surface Conditioning

Customers are looking for technology that will allow them to meet their demands for reliability today and versatility for tomorrow. Continuing our direction in developing advanced products for wet, vapor and dry process technologies, FSI made significant progress with our existing product line offerings--adding new customers and expanding the applications of our current products of single wafer systems and batch systems. For example, our latest generation of single wafer technology now offers superior flexibility in process applications and tool integrations.


________________________________________________________________________________
|                                                                              |
|       During the year, FSI made progress in establishing the necessary       |
|    infrastructure to support its growth.  New computer-aided design tools    |
| enable FSI engineer, Natarj Narayanswami, to perform three-dimensional | | modeling of product designs "on-screen" instead of going through costly | | physical modeling iterations. Ultimately it means FSI can bring new | | products to market in less time and at a lower cost. A new manufacturing | | facility in Chaska, Minnesota, provides added capacity for FSI to grow. | | It adds manufacturing space, a parts warehouse and training center. |
|______________________________________________________________________________|



6  |  FSI INTERNATIONAL

                                    [PHOTO]






                                  G R O W T H







                 [PHOTO]                                [PHOTO]








                            Plans for Future Growth
                            -----------------------

                 Blueprints for FSI's new 100,000-square-foot
                            manufacturing facility

   In the area of gas-phase technology, FSI participated in a successful research program funded by the National Institute of Standards and Technology
(NIST). During this program, we qualified a number of process applications for the new ORION(TM) system and will deliver the first beta system next year.

   We also seized the opportunity to enter an exciting new technological area for surface conditioning--cryogenic aerosol cleaning. This new technology, which we licensed from IBM in August, uses frozen ice particles formed by inert gases to dislodge contaminants or residue particles from a silicon wafer's surface. Licensing this promising, environmentally sound technology will allow us to enter the market sooner; we expect to have our new ICE(TM) Processing System commercially available in the second half of 1996.

   Going forward, the Surface Conditioning division is committing significant resources to broadening our process application technologies in all areas, especially in the areas of vapor and dry technologies.

MICROLITHOGRAPHY

After successfully introducing the next generation POLARIS(R) system--the POLARIS 2000 Cluster--near the close of fiscal 1994, the Microlithography division's focus has been on fulfilling our customer commitments for the new system.

   During the year, FSI received several multi-system, multi-million-dollar orders and has made good progress toward our goal of expanding our customer base worldwide.

   The Microlithography division increased the technological leadership of the POLARIS 2000 with its higher throughput and enhanced productivity. For example, a new high capacity feature allows the robotic handler to move horizontally within the cluster and therefore access more modules in a single cluster.

   We also successfully positioned the POLARIS 2000 Cluster tool in both the high throughput manufacturing arena and the leading edge high-resolution technology area. Because the POLARIS 2000 cluster tool supports both, it is especially attractive for customers who require "mix and match" capability in their manufacturing lines.

CHEMICAL MANAGEMENT

The Chemical Management division's goal is to be a total chemical management solutions supplier. During fiscal 1995, we made significant strides in accomplishing this goal.

   Through an acquisition and a joint venture, plus our own internal development activities, we dramatically broadened the product line and customer base, as well as our manufacturing and program management capabilities.

   Before the acquisition of ACS, FSI's capabilities were focused primarily on blending, purification and on-site distribution of batch chemicals, through the use of pump and pressure technologies. The ACS acquisition provided us with products that utilize proprietary vacuum pressure technology for mixing and delivering chemicals. In addition, through the acquisition, we now have products that our customers can

--------------------------------------------------------------------------------
/                                                                              /
/ Even as FSI's current generation of products earned industry and customer / / awards of excellence, FSI project managers, like Bruce Johnson, worked on / / increasing FSI's technological lead by enhancing existing products and /
/                    developing next generation technology.                    /
--------------------------------------------------------------------------------

8  |  FSI INTERNATIONAL

                              SIGNS OF EXCELLENCE

                        Awards from Texas Instruments,

                        Semiconductor International and

                         SGS Thomson Microelectronics

                                  [2 PHOTOS]

                                 [TECHNOLOGY]
use to generate chemicals at their facility and for slurry mixing and delivery. Slurry is used by our customers in conjunction with chemical mechanical plananzation, or CMP technology, a new fast-growing process application.

   Being a total chemical management solutions provider also means having manufacturing and project management in major regions of the world. Our joint venture, FSI Metron Europe, Limited, gives FSI manufacturing and program management capability in Europe.

SATISFYING CUSTOMER NEEDS WORLDWIDE

As FSI becomes a chosen supplier throughout the world, we are building and strengthening our distribution and support organization and adding programs that provide feedback from our diverse customer base.

   With semiconductor manufacturers needing local support and service all over the globe, two of FSI's affiliated distributors consolidated with a third worldwide distribution corporation to form one of the largest semiconductor equipment and materials distribution companies outside of Japan.

   The new organization--with operations in more than 20 countries and employing over 300 semiconductor industry professionals--gives FSI a strong worldwide distribution network, plus the local expertise to deliver world-class support.

   Another aspect of being a global competitor is meeting international standards for quality. In fiscal 1995, FSI achieved a major milestone on its journey to reach world-class quality status by being awarded ISO 9001 certification, a highly valued rating that is becoming a requirement of doing business with many of our customers. Although, as our awards prove, FSI has an excellent reputation for quality products, we discovered numerous ways to improve efficiency and product quality during the process.

   Maintaining ISO 9001 certification is an ongoing effort involving reviews by an external certification organization every six months and a substantial commitment of time and resources. However, the results--greater productivity, lower costs and continuous improvement in our product quality--are worth the investment.

   International support and ISO 9001 manufacturing processes are key to providing our customers with unmatched products and service, but they do not ensure success. To close the loop on our support efforts, we embarked on a long-term customer satisfaction program early in 1995 that involves surveying our worldwide customer base for feedback on our performance as a supplier.

   While the financial results shown in this annual report indicate we are meeting customer expectations, FSI's customer satisfaction program will provide us with a true measure of our success. It will tell us precisely what we are doing right and where we need to improve, so that we will achieve 100 percent customer satisfaction, our ultimate goal.

--------------------------------------------------------------------------------
/   To FSI's customers, support is a key element to the product. Customer      /
/ liaison specialists, like Vicky Sons-Eiden, represent the organization       /
/ every day in meeting customer expectations. The entire company is committed / / to achieving 100 percent customer satisfaction. During the year, FSI was /
/   awarded ISO 9001 certification, a company-wide achievement that requires   /
/             ongoing commitment and cross-functional team effort.             /
--------------------------------------------------------------------------------

10  |  FSI INTERNATIONAL

                               SYMBOL OF QUALITY
                               -----------------

                          ISO 9001 certification mark

                                  [2 PHOTOS]

                                    [LOGO]

                                    SUPPORT

                              [FINANCIAL REVIEW]

Five-Year Selected Financial Data                           13

Management's Discussion and Analysis of Financial

    Condition and Results of Operations                     14

Consolidated Financial Statements                           18

Notes to Consolidated Financial Statements                  22

Independent Auditors' Report                                32

Statement of Management Responsibility                      32

FIVE-YEAR SELECTED FINANCIAL DATA



                                                              Fiscal years ended August
                                                              --------------------------
(in thousands, except per share data)                 1995     1994      1993     1992     1991
-------------------------------------------------------------------------------------------------
OPERATIONS/1/,/2/

Sales                                               $190,403  $96,437   $78,432  $46,879  $44,957

Gross profit                                          78,401   40,649    28,968   18,770   17,169

Selling, general and administrative expenses          33,909   19,552    14,496   11,170   12,299

Research and development expenses                     24,865   15,743    11,760    9,783    8,376

Operating income (loss)                               19,627    5,354     2,712   (2,183)  (3,506)

Net income (loss)                                     19,286    5,646     2,958   (3,358)  (3,264)

Net income (loss) per common share                      1.13      .43       .28     (.36)    (.37)

Weighted average common shares
  and common share equivalents                        17,071   13,222    10,558    9,275    8,715
-------------------------------------------------------------------------------------------------
BALANCE SHEET/1/

Cash, cash equivalents and marketable securities    $111,203  $10,725  $   782  $    67  $   441

Working capital                                      146,130   27,778   13,421   10,934   13,355

Total assets                                         233,841   69,357   41,369   36,911   27,696

Total debt                                                80      182    3,096    5,842      503

Stockholders' equity                                 178,210   42,367   21,589   17,713   20,195
------------------------------------------------------------------------------------------------

/1/All amounts have been adjusted to reflect the acquisition, effective March 8, 1995, of Applied Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting. See Note 2 of Notes to Consolidated Financial Statements.

/2/Share information and per share information have been adjusted for a two-for-one common stock split. See Note 19 of Notes to Consolidated Financial Statements.

                                      1993    1994    1995
                                      ---------------------
Sales (in millions)                   $ 78    $ 96    $ 190
Net Income (percent of sales)          3.8%    5.9%    10.1%
Stockholders' Equity (in millions)    $ 22    $ 42    $ 178
                                      ---------------------

                                                        FSI INTERNATIONAL  |  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


The following table sets forth for the fiscal years indicated, certain income and expense items as a percent of total sales.

                                                     Percent of Sales
                                                 ------------------------
Fiscal years ended August                         1995     1994     1993
-------------------------------------------------------------------------
Sales                                            100.0%   100.0%   100.0%

Cost of goods sold                                58.8     57.9     63.1

Selling, general and administrative               17.8     20.3     18.5

Research and development                          13.1     16.3     15.0
--------------------------------------------------------------------------
Operating income                                  10.3      5.5      3.4

Other income (expense)                             1.1     (0.2)    (0.8)
--------------------------------------------------------------------------
Income before income taxes                        11.4      5.3      2.6

Income tax expense                                 3.1      1.3      0.5

Equity in earnings of affiliates                   1.9      1.9      1.7

Net income                                        10.1      5.9      3.8
--------------------------------------------------------------------------

RESULTS OF OPERATIONS

Sales nearly doubled to $190.4 million for the fiscal year ended August 26, 1995 as compared to $96.4 million for the fiscal year ended August 27, 1994. The increase in sales occurred in all product lines due to increased unit sales driven primarily by the construction of new and the expansion of existing manufacturing facilities by our semiconductor manufacturing customers, the acquisition of Applied Chemical Solutions (ACS) and our investment in FSI Metron Europe, Limited (FME).

  Sales for fiscal 1994 increased 23 percent to $96.4 million from $78.4 million for fiscal 1993. The increase in sales from fiscal 1993 to fiscal 1994 was attributable to significant growth in the Company's microlithography cluster business and increased spare parts and service sales.

[GRAPH APPEARS HERE]

                        1993   1994   1995
                        ----   ----   ----
Sales (in millions)     $78    $96    $190

  International sales were $69.6 million, $31.5 million and $26.6 million during fiscal 1995, 1994 and 1993, respectively, and represented approximately 37 percent, 33 percent and 34 percent of sales during such periods. Sales increased in Europe, the Far East and Japan during fiscal 1995. The majority of the increase in international sales in fiscal 1995 related to significant microlithography cluster sales in Asia. Sales of the Company's products in Europe, the Far East and Japan also increased from fiscal 1993 to 1994.

[GRAPH APPEARS HERE]

                                      1993   1994   1995
                                      ----   ----   ----
International Sales (in millions)     $27    $31    $70

  The Company believes its ability to continue to increase sales is dependent upon increased demand for all three of the Company's product lines, sales growth in international markets, as well as industry and general economic conditions.

  Gross profit as a percentage of sales for fiscal 1995 was 41.2 percent as compared to 42.1 percent for fiscal 1994. The decrease in gross profit percentage is generally due to increased international sales which generally carry lower gross profit mar-

14  |  FSI INTERNATIONAL
gins. In addition, the decrease was also related to an increase in the percentage of total sales of the Company's lower margin products.

  The Company's gross profit margin increased for fiscal 1994 to 42.1 percent from 36.9 percent for fiscal 1993. The increase in gross profit percentage between fiscal 1993 and 1994 was attributable primarily to a loss of approximately $800,000 on $5.3 million of sales recognized in fiscal 1993 on a chemical management system project, due to cost overruns. The increase was also related to an increase in the percentage of total sales from the Company's higher margin products, and to a lesser extent to a decrease in the percentage of foreign sales as a percentage of total sales.

[GRAPH APPEARS HERE]

                               1993   1994   1995
                               ----   ----   ----
Gross Profit (in millions)     $29    $41    $78

  The Company's gross profit margin may fluctuate as a result of a number of factors, including the mix of products sold, the proportion of international sales and competitive pricing pressures.

  Selling, general and administrative expenses (SG&A) were $33.9 million, $19.6 million and $14.5 million or 17.8 percent, 20.3 percent and 18.5 percent of sales during fiscal 1995, 1994 and 1993, respectively. The $14.3 million increase in 1995 is due primarily to increased costs of approximately $3.3 million related to expanded customer support, increase in management incentive bonuses and employee profit sharing of $1.5 million, increased commissions of more than $1.0 million, fees and expenses associated with the ACS acquisition of $800,000, increased allowance for bad debts, and costs associated with the computer systems upgrade. In addition, the overall number of personnel in the SG&A area increased more than 60 percent from the end of fiscal 1994 to the end of fiscal 1995. The increase in SG&A expenses from fiscal 1993 to fiscal 1994 was chiefly due to expanded customer support and marketing of approximately $2.4 million, and management incentive bonuses and employee profit sharing of approximately $625,000. The Company anticipates a further reduction in SG&A expenses as a percentage of sales in fiscal 1996; however, it will increase its investment in customer support and information systems technology.

[GRAPH APPEARS HERE]

                                    1993    1994    1995
                                    ----    ----    ----
SG&A Expense (percent of sales)     18.5%   20.3%   17.8%

  Research and development (R&D) expenses for fiscal 1995 were $24.9 million, or
13.1 percent of sales, as compared to $15.7 million, or 16.3 percent of sales, for fiscal 1994. The increase of $9.2 million resulted primarily from the Company's continued development efforts on new or existing products, including the POLARIS(R) 2000 cluster, the EXCALIBUR(R) MVP system, the ORION(TM) vacuum-based, gas phase (dry) cleaning system, the ICE(TM) cryogenic aerosol cleaning system and certain chemical management products.

[GRAPH APPEARS HERE]

                               1993   1994   1995
                               ----   ----   ----
R&D Expense (in millions)      $12    $16    $25

  R&D expenses for fiscal 1994 increased $3.9 million to $15.7 million from $11.8 million for fiscal 1993. The increase in fiscal 1994 was primarily due to realizing a full year of expenses for the Microlithography division's demonstration and process development laboratory, and continued development costs for the Company's ORION vacuum-based, gas phase (dry) cleaning system.

  During fiscal years 1995, 1994 and 1993, the Company recognized approximately $546,000, $1.3 million and $1.2 million, respectively, of third party funding as reductions in

                                                        FSI INTERNATIONAL  |  15
research and development expenses. The Company will continue to increase the dollars invested in R&D; however, the Company expects less sponsored R&D funding in fiscal 1996.

    Other income (expense) was approximately $2.2 million of income, or 1.1 percent of sales, for fiscal 1995 as compared to $254,000 of expense, or (0.2) percent of sales, for fiscal 1994. The majority of the change is due to an increase of approximately $1.7 million in interest income recognized on cash and cash equivalents, and marketable securities. The Company's cash and cash equivalents, and marketable securities increased due to the proceeds of the two secondary offerings completed in February and July 1995.

                                       1993    1994    1995
                                       ----    ----    -----
Operating Income (percent of sales)    3.4%    5.5%    10.3%

    Other income (expense) was approximately $254,000 of expense, or (0.2) percent of sales, for fiscal 1994 as compared to $671,000 of expense, or (0.8) percent of sales, for fiscal 1993. The decrease in expense in fiscal 1994 is due to decreased interest expense as a result of eliminating the Company's asset-based credit facility in March 1994. In addition, the Company's interest income increased approximately $244,000 during fiscal 1994 due to increased investments in cash and cash equivalents from the proceeds of a secondary offering completed in November 1993.


                                               1993    1994    1995
                                               -----   -----   -----
Effective Tax Rate (percent of pretax profit)  17.6%   24.6%   27.2%

    The Company's income tax expense was approximately $5.9 million, $1.3 million and $360,000 in fiscal 1995, 1994 and 1993, respectively. This equated to an effective tax rate of 27.2 percent, 24.6 percent and 17.6 percent in fiscal 1995, 1994 and 1993, respectively. The Company's effective tax rate was lower than what would be expected using a 35 percent "statutory" effective tax rate due to the reinstatement of deferred tax assets resulting from the generation of taxable income in fiscal 1993, 1994 and 1995. The Company expects its effective tax rate to increase in fiscal 1996.

   The equity in earnings of affiliates was $3.6 million, $1.8 million and $1.3 million for fiscal 1995, 1994 and 1993, respectively. The increase in fiscal 1995 resulted from the increased earnings of its 40-percent-owned affiliate, Metron Semiconductors Europe B.V. (MSE), and the Metron Asia Group (MSA) in which it had a 50 percent ownership. The increase in fiscal 1994 from 1993 was attributed to the increased earnings of both MSE and MSA. On July 5, 1995, MSE acquired MSA and on July 6, 1995, acquired Transpacific Technology Corporation, a U.S. distribution company. The Company owns 38 percent of this newly consolidated entity.

                                                 1993    1994    1995
                                                 ----    ----    ----
Equity in Earnings of Affiliates (in millions)   $1.3    $1.8    $3.6

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents, and marketable securities were approximately $111 million as of August 26, 1995, an increase of $100 million from the end of fiscal 1994. The increase in cash and cash equivalents, and marketable securities reflects the net proceeds of more than $100 million from secondary stock offerings completed by the Company in February and July 1995.

                                   1993    1994    1995
                                   ----    ----    -----
Net Income (percent of sales)      3.8%    5.9%    10.1%

16  |  FSI INTERNATIONAL

  The Company's accounts receivable as of August 26, 1995 increased approximately $26.2 million, from the end of fiscal 1994. This increase is due to increased sales levels in all product lines. In addition, the percentage of foreign receivables as compared to total receivables almost doubled from the end of fiscal 1994 to the end of fiscal 1995. Foreign receivables generally take longer to collect than domestic receivables. The Company's inventory increased approximately $15.4 million from the end of fiscal 1994 to the end of fiscal 1995. The majority of the increase was due to increased levels of raw materials and finished goods relating to the increased sales and order activity. As of August 26, 1995, the Company's ratio of current assets to current liabilities was 3.7 to 1.0 and working capital was $146.1 million.

[GRAPH APPEARS HERE]

                                1993   1994   1995
                                ----   ----   ----
Total Assets (in millions)      $41    $69    $234

  The Company had acquisitions of property, plant and equipment of $16.5 million for fiscal 1995 as compared to $2.7 million for fiscal 1994. The increase reflects investments in computer equipment and facilities expansion programs. The Company expects to continue to increase its investment in facilities expansion programs and computer systems in fiscal 1996. FSI opened a new 100,000-square-foot manufacturing facility in Chaska, Minnesota, in November 1995. The costs of purchasing the land and of constructing the new facility are expected to total $11.5 million, and the cost of upgrading the computer systems is expected to total more than $7.0 million when it is completed in the latter part of fiscal 1996.

[GRAPH APPEARS HERE]

                                       1993   1994   1995
                                       ----   ----   ----
Stockholders' Equity (in millions)     $22    $42    $178

  On January 31, 1995, the Company purchased a 50 percent equity interest in FME for approximately $1.2 million. On March 8, 1995, the Company completed the acquisition of ACS, which was accounted for as a pooling of interests. In connection with the ACS acquisition, the Company issued 1,061,472 shares of its common stock to the former holders of ACS common stock and issued options to purchase up to 214,758 shares of its common stock in substitution of previously outstanding options to acquire shares of ACS common stock. These acquisitions are intended to enhance and broaden the Company's chemical management product offerings and establish in Europe a manufacturing capability for the Company's chemical management systems.

  The Company does not currently have a credit facility. However, the Company has negotiated the terms of a new credit facility, which it expects to enter into during fiscal 1996. The Company believes that existing cash and cash equivalents, marketable securities and internally generated funds will be sufficient to meet the Company's currently projected working capital and other cash requirements both for the short-term and through at least the end of fiscal 1996.

  The Company believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, as market and business conditions warrant, invest in or acquire complementary businesses, products or technologies. The Company may effect additional equity or debt financings to fund such activities. The sale of additional equity or debt securities could result in additional dilution to the Company's stockholders.

                                                        FSI INTERNATIONAL  |  17

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           ------------------------------------------
Fiscal years ended August 26, 1995, August 27, 1994 and August 28, 1993       1995            1994           1993
---------------------------------------------------------------------------------------------------------------------
Sales (including sales to affiliates of $42,625,000
  $24,699,000 and $19,603,000, respectively)                               $190,403,364    $96,437,653    $78,432,284

Cost of goods sold                                                          112,002,351     55,788,375     49,464,226
---------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 78,401,013     40,649,278     28,968,058

Selling, general and administrative expenses                                 33,908,913     19,552,376     14,496,165

Research and development expenses                                            24,864,705     15,742,894     11,760,306
---------------------------------------------------------------------------------------------------------------------
Operating income                                                             19,627,395      5,354,008      2,711,587

Interest expense                                                                (27,745)      (417,521)      (556,984)

Interest income                                                               2,067,619        318,211         74,308

Other income (expense), net                                                     133,079       (154,314)      (188,217)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   21,800,348      5,100,384      2,040,694

Income tax expense                                                            5,926,000      1,254,000        360,000
---------------------------------------------------------------------------------------------------------------------
Income before minority interest and equity
  in earnings of affiliates                                                  15,874,348      3,846,384      1,680,694

Minority interest                                                              (155,562)            --             --

Equity in earnings of affiliates                                              3,566,900      1,799,750      1,277,261
---------------------------------------------------------------------------------------------------------------------
  Net income                                                               $ 19,285,686    $ 5,646,134    $ 2,957,955
=====================================================================================================================
  Net income per common share                                              $       1.13    $       .43    $       .28
---------------------------------------------------------------------------------------------------------------------
Weighted average common shares and
  common share equivalents                                                   17,070,549     13,222,408     10,557,646
=====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


18  |  FSI INTERNATIONAL

CONSOLIDATED BALANCE SHEETS



                                             August 26, 1995    August 27, 1994
-------------------------------------------------------------------------------
Assets

Current assets:
    Cash and cash equivalents                  $ 97,143,176        $10,724,729
    Marketable securities                        14,059,682                 _
    Trade accounts receivable, less
      allowance for doubtful accounts
      of $1,225,000 and $525,000,
      respectively                               34,709,769         16,234,940
    Trade accounts receivable from
      affiliates                                 13,069,739          5,378,164
    Inventories                                  31,859,135         16,452,665
    Deferred income tax benefit                   5,828,018          1,832,000
    Prepaid expenses and other current
      assets                                      4,362,652          4,112,238
-------------------------------------------------------------------------------
        Total current assets                    201,032,171         54,734,736
-------------------------------------------------------------------------------
Property, plant and equipment, net               19,352,519          5,143,244
Investment in affiliates                          8,813,370          4,856,091
Deposits and other assets                         4,048,242          4,622,798
Deferred income tax benefit--long-term              595,085                 -
-------------------------------------------------------------------------------
                                               $233,841,387        $69,356,869

===============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current maturities of long-term debt       $     33,228        $   148,834
    Trade accounts payable                       25,279,750         10,968,855
    Accrued expense                              21,252,755          8,948,086
    Customer deposits                             2,614,874          3,685,948
    Deferred revenue                              5,722,030          3,204,892
-------------------------------------------------------------------------------
        Total current liabilities                54,902,637         26,956,615
-------------------------------------------------------------------------------
Long-term debt, less current mturities               46,711             33,228
Minority interest                                   681,558                 -
Stockholders' equity:
    Preferred stock, no par value;
      10,000,000 shares authorized; none
      issued and outstanding                             -                  -
    Common stock, no par value; 50,000,000
      shares authorized; issued and
      outstanding, 20,260,612 and 13,166,073
      shares, respectively                      144,379,884         28,719,418
    Retained earnings                            32,571,902         13,286,216
    Cumulative translation adjustment             1,258,695            361,392
-------------------------------------------------------------------------------
        Total stockholders' equity              178,210,481         42,367,026
-------------------------------------------------------------------------------
Commitments (notes 3, 5, 6, 17 and 20)         $233,841,387        $69,356,869
===============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                        FSI INTERNATIONAL  |  19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                           Common Stock
                                                     ------------------------               Cumulative
Fiscal years ended August 26, 1995,                  Number of                  Retained    Translation
August 27, 1994 and August 28, 1993                   Shares        Amount      Earnings    Adjustment       Total
---------------------------------------------------------------------------------------------------------------------
Balance, August 29, 1992                              9,533,602  $ 12,562,704  $ 4,682,127  $  467,922   $ 17,712,753

Stock issuance                                          504,793       830,685           --          --        830,685

Recision of shares                                     (352,223)         (171)          --          --           (171)

Tax benefit from stock options exercised                     --       156,711           --          --        156,711

Change in cumulative translation adjustment                  --            --           --     (69,313)       (69,313)

Net income                                                   --            --    2,957,955          --      2,957,955
---------------------------------------------------------------------------------------------------------------------
Balance, August 28, 1993                              9,686,172    13,549,929    7,640,082     398,609     21,588,620

Stock issuance                                        3,479,901    14,804,079           --          --     14,804,079

Tax benefit from stock options exercised                     --       365,410           --          --        365,410

Change in cumulative translation adjustment                  --            --           --     (37,217)       (37,217)

Net income                                                   --            --    5,646,134          --      5,646,134
---------------------------------------------------------------------------------------------------------------------
Balance, August 27, 1994                             13,166,073    28,719,418   13,286,216     361,392     42,367,026

Stock issuance                                        7,094,539   114,913,188           --          --    114,913,188

Tax benefit from stock options exercised                     --       747,278           --          --        747,278

Change in cumulative translation adjustment                  --            --           --     897,303        897,303

Net income                                                   --            --   19,285,686          --     19,285,686
---------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995                             20,260,612  $144,379,884  $32,571,902  $1,258,695   $178,210,481
=====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


20  |  FSI INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           ----------------------------------------
Fiscal years ended August 26, 1995, August 27, 1994 and August 28, 1993        1995          1994          1993
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                 $ 19,285,686   $ 5,646,134   $ 2,957,955
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Minority interest                                                           155,562            --            --
    Depreciation and amortization                                             3,141,701     2,647,441     2,783,157
    Provision for deferred income taxes                                      (4,591,103)     (696,000)   (1,136,000)
    Stock issued for services                                                    65,643       141,376            --
    Equity in earnings of affiliates                                         (3,566,900)   (1,799,750)   (1,277,261)
    Gain on sale of equipment                                                    (8,000)      (19,254)           --
  Changes in operating assets and liabilities:
      Trade accounts receivable                                             (24,698,519)   (7,298,164)     (880,363)
      Inventories                                                           (15,319,190)   (3,332,475)      265,257
      Prepaid expenses and other current assets                                (250,414)   (2,234,324)      321,460
      Trade accounts payable                                                 13,019,625     3,285,564       999,624
      Accrued expenses                                                       13,043,417     2,840,603     2,667,696
      Customer deposits                                                      (1,071,074)    2,901,801      (799,627)
      Deferred revenue                                                        2,517,138     1,589,371       488,763
      Other                                                                      13,854            --            --
-------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                   1,737,426     3,672,323     6,390,661
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in FME, net of cash received                                        (850,333)           --            --
Acquisition of property, plant and equipment                                (16,525,386)   (2,716,891)   (2,455,266)
Proceeds from note receivable from affiliate                                    500,000            --            --
Purchase of marketable securities                                           (15,560,502)           --            --
Sales of marketable securities                                                1,500,820            --            --
Decrease (increase) in deposits and other assets                                927,097    (4,151,350)        3,717
Proceeds from sale of equipment                                                   8,000        19,254            --
-------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     (30,000,304)   (6,848,987)   (2,451,549)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Restricted cash                                                                      --     1,370,891      (539,295)
Principal payments on long-term debt                                           (166,220)     (924,365)     (594,051)
Cash overdraft                                                                       --            --      (652,714)
Notes payable to bank, net                                                           --    (1,989,497)   (2,269,149)
Net proceeds from issuance of common stock                                  114,847,545    14,662,703       830,514
-------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                       114,681,325    13,119,732    (3,224,695)
-------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                        86,418,447     9,943,068       714,417
Cash and cash equivalents at beginning of year                               10,724,729       781,661        67,244
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $ 97,143,176   $10,724,729   $   781,661
===================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                                        FSI INTERNATIONAL  |  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended August 26, 1995, August 27, 1994 and August 28, 1993

-------------------------------------------------------
NOTE 1  |  Summary of Significant Accounting Principles
-------------------------------------------------------

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries, FSI International, Ltd., a foreign sales corporation (FSC), and Applied Chemical Solutions, Inc. (collectively, the "Company"). The 1995 consolidated financial statements also include the accounts of FSI Metron Europe, Limited (FME), a joint venture owned equally by the Company and Metron Semiconductors Europa B.V., an affiliate of the Company. This joint venture interest was acquired as of January 31, 1995. All significant intercompany balances and transactions have been eliminated in consolidation.

  The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks.

REVENUE RECOGNITION. Revenue related to the majority of the Company's products is recognized upon shipment, except for newly introduced products and for initial customer installments, which are recognized upon the successful completion of an evaluation period. Revenue on chemical management systems for which the Company has the responsibility of engineering and design work, as well as installation, is recognized upon successful completion of the projects' phases and milestones. Losses on such projects are recognized in the period in which it is determined that it is probable that a loss might be incurred.

CASH AND CASH EQUIVALENTS. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

MARKETABLE SECURITIES. In fiscal 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under the provisions of this statement, the Company classifies its marketable debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near-term. Held-to-maturity securities are those which the Company intends to, and has the ability to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. Trading and available-for-sale securities are recorded at fair market value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses for trading securities are included in earnings. Available-for-sale securities' unrealized holding gains and losses are excluded from earnings and reported as a net amount and as a separate component of stockholders' equity until realized.

  At August 26, 1995, cash equivalents and marketable securities consisted mainly of investment grade commercial paper and U.S. Government Agency discount notes and are considered by management to be available for sale. The substantial majority of these investments are classified as cash equivalents. The remaining investments are classified as marketable securities, most of which mature in fiscal 1996. Because amortized cost approximates market, no adjustment has been made to stockholders' equity as a result of changes in the market value of these securities.

INVENTORIES. Inventories are valued at the lower of cost, determined by the first-in, first-out method, or estimated net realizable value.

PROPERTY, PLANT AND EQUIPMENT. Leasehold improvements are carried at cost and amortized over a three to 15 year period or the term of the underlying lease, whichever is shorter. Equipment is carried at cost and depreciated on a straight-line or declining-balance method over their estimated economic lives. Principal economic lives for equipment are one to seven years. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from

22  |  FSI INTERNATIONAL
the accounts and gains or losses are included in other income (expense). Maintenance and repairs are expensed as incurred; significant renewals and betterments are capitalized.

PATENTS AND LICENSE FEES. Patents and license fees are capitalized and amortized over their estimated economic or legal lives, whichever is shorter, ranging up to five years.

INVESTMENT IN AFFILIATES. As of August 26, 1995, the Company's investment in affiliated companies consists of a 40 percent interest in Metron Semiconductors Europa B.V., a 50 percent interest in Metron Semiconductors (Hong Kong) Limited, Metron Semiconductors Far East Limited and Metron Semiconductors Asia Limited (collectively, Metron Asia Group), and a 49 percent interest in m.FSI Ltd., a Japanese joint venture. Each investment is accounted for by the equity method utilizing a three-month lag due to the affiliates' May and June year-ends. Summary financial information for Metron Semiconductors Europa B.V., Metron Asia Group and m.FSI Ltd. are included in note 6.

CAPITALIZED PRODUCT SOFTWARE COSTS. The Company capitalizes computer software production costs once technological feasibility has been established for the product. The capitalized costs are generally amortized over periods of two to four years. The Company had unamortized capitalized software costs of approximately $0 and $225,000 at August 26, 1995 and August 27, 1994, respectively. The Company amortized approximately $225,000, $225,000 and $432,000 in fiscal years 1995, 1994 and 1993, respectively.

INCOME TAXES. Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

PRODUCT WARRANTY. The Company, in general, warrants new equipment manufactured by the Company to the original purchaser to be free from defects in material and workmanship for up to two years, depending upon the product. Provisions are made for the estimated costs of maintaining product warranties at the time the product is sold.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities of foreign subsidiaries and investees are translated into U.S. dollar at current exchange rates. Operating results of subsidiaries and investees are translated into U.S. dollars using the average rates of exchange prevailing during the year. Unrealized gains or losses resulting from translating subsidiaries and investees are included in the cumulative translation adjustment account in stockholders' equity.

NET INCOME PER COMMON SHARE. Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during the year. All stock options and stock warrants are reflected in the computation of common share equivalents. For all periods presented, fully diluted and primary net income per common share are approximately the same.

RECLASSIFICATIONS. Certain fiscal 1994 and 1993 amounts have been reclassified to conform to the fiscal 1995 presentation.

--------------------------------------------------------------------------------
/                                                                              \
/    Note 2            Acquisition of Applied Chemical Solutions               \
/                                                                              \
--------------------------------------------------------------------------------

On March 8, 1995, the Company completed its merger with Applied Chemical Solutions ("ACS"). The Company issued 1,061,472 shares of common stock in connection with the merger. This transaction was accounted for as a pooling of interests; therefore, all prior financial statements have been restated to reflect the merger. Prior to the merger, ACS prepared its financial statements on a July 31 fiscal year-end. ACS's fiscal year has been changed to the last Saturday in August to conform to the Company's year-end. The Company's restated financial statements for fiscal years 1994 and 1993 include ACS amounts for the fiscal years ended August 27, 1994 and August 28, 1993, respectively.

                                                       FSI  INTERNATIONAL  |  23

  Sales and net income (loss) included in the Company's consolidated statements of operations are as follows:

                           -----------------------------------------------------
Fiscal years ended         August 26, 1995   August 27, 1994   August 28, 1993
--------------------------------------------------------------------------------
Sales:

  ACS                         $ 11,064,550       $ 2,390,082       $ 1,480,245

  FSI and other
   subsidiaries                179,338,814        94,047,571        76,952,039
--------------------------------------------------------------------------------
                              $190,403,364       $96,437,653       $78,432,284
================================================================================
Net income (loss):

  ACS                         $    875,734       $  (869,617)      $  (231,281)

  FSI and other
   subsidiaries                 18,409,952         6,515,751         3,189,236
--------------------------------------------------------------------------------
                              $ 19,285,686       $ 5,646,134       $ 2,957,955
================================================================================

  In connection with the merger, approximately $800,000 of merger costs and expenses were incurred and have been charged to selling, general and administrative expenses in fiscal 1995. The charge includes professional fees and other direct transaction costs associated with the merger.

-------------------------------------------------
|  NOTE 3  |  Related Party Transactions and    |
|          |  Other Lease Commitments           |
-------------------------------------------------

The Company is obligated under operating lease agreements for equipment and manufacturing and office facilities. Certain of the lease agreements are with partnerships of which a partner is an officer and director of the Company.

  The lease for the Company's manufacturing facilities is a lease with such a partnership (Lake Hazeltine Properties). The agreement provides for base monthly rentals of approximately $58,333, plus payment of executory costs such as property taxes, maintenance and insurance.

  In addition, the agreement provides for an annual adjustment of the monthly rental based upon the percentage increase in the Consumer Price Index (CPI) for all urban customers; however, such increase shall not exceed 5 percent per year and is adjusted every three years to the fair market rental.

  Future minimum lease payments for all leases with non-cancellable lease terms in excess of one year at August 26, 1995 are as follows:

                                          -------------------------------------
                                                     Related
Fiscal years ending August                      Party Leases      Other Leases
-------------------------------------------------------------------------------
1996                                              $  847,958        $1,002,789

1997                                                 790,000           757,258

1998                                                 700,000           575,965

1999                                                 700,000           502,684

2000                                                 700,000           485,354

Thereafter                                           116,667            36,752
-------------------------------------------------------------------------------
  Total minimum lease payments                    $3,854,625        $3,360,802
===============================================================================

  Rental expense for all operating leases consisted of the following:

                           -----------------------------------------------------
Fiscal years ended         August 26, 1995    August 27, 1994   August 28, 1993
--------------------------------------------------------------------------------
Rent expense for
  related party leases          $1,320,300         $1,289,800        $1,261,300

Rent expense for other
  operating leases                 909,400            763,600           889,800
--------------------------------------------------------------------------------
                                $2,229,700         $2,053,400        $2,151,100
================================================================================

  On June 1, 1991, the Company received a Demand Note Payable with interest at approximately 0.75 percent over prime from Metron Semiconductors Asia Ltd. At August 27, 1994, there was $500,000 outstanding against the note. The note was paid in full in fiscal 1995. As of August 26, 1995, the Company is a guarantor of approximately $400,000 of Metron Semiconductors Asia Ltd.'s debt.

24  |  FSI INTERNATIONAL

-------------------------------------------------
|  NOTE 4  |  Inventories                       |
-------------------------------------------------

Inventories are summarized as follows:

                                       -----------------------------------------
                                        August 26, 1995      August 27, 1994
--------------------------------------------------------------------------------
Finished products                           $ 7,048,392          $ 1,675,041

Work in process                               6,448,693            5,965,322

Subassemblies                                 3,387,324            2,195,364

Raw materials and purchased parts            14,974,726            6,616,938
--------------------------------------------------------------------------------
                                            $31,859,135          $16,452,665
================================================================================

-------------------------------------------------
|  NOTE 5  |  Property, Plant and Equipment     |
-------------------------------------------------

The components of property, plant and equipment are as follows:

                                       -----------------------------------------
                                        August 26, 1995      August 27, 1994
--------------------------------------------------------------------------------
Leasehold improvements                     $  3,387,698         $  2,195,030

Office furniture and equipment               11,015,452            7,027,347

Manufacturing equipment                       4,175,259            2,903,051

Lab equipment                                 5,205,462            4,955,367

Tooling                                         573,159              535,277

Vehicles                                        196,669                   --

Capital-in-progress                          10,170,725                   --
--------------------------------------------------------------------------------
                                             34,724,424           17,616,072

Less accumulated depreciation
  and amortization                          (15,371,905)         (12,472,828)
--------------------------------------------------------------------------------
                                           $ 19,352,519         $  5,143,244
================================================================================

  The Company is in the process of completing a new manufacturing facility in Chaska, Minnesota. Capital-in-progress costs relating to the building of approximately $5,553,000 were incurred through August 26, 1995. During fiscal 1996, the Company anticipates approximately $5,950,000 will be incurred to complete the facility. In addition, the Company has commitments for approximately $1,400,000 for furniture and equipment related to this facility. The majority of remaining capital-in-progress amounts relate to investments in our information technology systems.

-------------------------------------------------
|  NOTE 6  |  Investments in Affiliates         |
-------------------------------------------------

A summary of assets, liabilities and results of operations for Metron Semiconductors Europa B.V., the Metron Asia Group and m.FSI Ltd., accounted for on the equity method, is as follows (dollars in thousands):

Metron Semiconductors Europa B.V.:

                           -----------------------------------------------------
May 31,                              1995                1994              1993
--------------------------------------------------------------------------------
Current assets                    $38,409             $31,637           $23,932

Noncurrent assets, net              5,038               2,952             3,029

Current liabilities                26,852              23,799            19,521

Noncurrent liabilities                 81                 539               762

Minority interest                      --               1,020               621

Total stockholders' equity         16,514               9,231             6,057
--------------------------------------------------------------------------------

                           -----------------------------------------------------
Fiscal years ended May 31,           1995                1994              1993
--------------------------------------------------------------------------------
Sales                            $101,968             $84,097           $63,226

Net income before minority
  interest                          4,465               3,947             2,430

Minority interest                    (115)               (413)             (266)

Net income                          4,350               3,534             2,164
--------------------------------------------------------------------------------

                                                        FSI INTERNATIONAL  |  25

Metron Asia Group:

                          ------------------------------------------------------
                           May 31, 1995        June 30, 1994      June 30, 1993
--------------------------------------------------------------------------------
Current Assets                  $14,270               $7,360             $4,760

Noncurrent assets, net              628                  197                290

Current liabilities              11,257                7,214              5,631

Noncurrent liabilities               87                   --                 --

Total stockholders'
  (deficit) equity                3,554                  343               (581)
--------------------------------------------------------------------------------




                           Eleven
                           months ended                Fiscal years ended
                          ------------------------------------------------------
                           May 31, 1995        June 30, 1994      June 30, 1993
--------------------------------------------------------------------------------
Sales                           $34,655              $17,964            $14,262

Net income                        3,357                  913                616
--------------------------------------------------------------------------------

  Metron Asia Group changed its fiscal year-end to May from June in fiscal 1995.


m.FSI Ltd:

                          ------------------------------------------------------
June 30,                          1995                  1994               1993
--------------------------------------------------------------------------------
Current Assets                  $6,430                $5,748             $4,494

Noncurrent assets, net           2,532                 1,646              2,046

Current liabilities              4,989                 4,613              5,669

Noncurrent liabilities              50                    19                  9

Total stockholders'
  equity                         3,923                 2,762                862
--------------------------------------------------------------------------------


                          ------------------------------------------------------
Fiscal years ended June 30,       1995                  1994               1993
--------------------------------------------------------------------------------
Sales                           $9,641               $10,027             $4,487

Net income (loss)                  581                 1,737               (928)
--------------------------------------------------------------------------------

  The Company sold approximately $42,625,000, $24,699,000 and $19,603,000 of its products to Metron Semiconductors Europa B.V., Metron Asia Group and m.FSI Ltd. in fiscal 1995, 1994 and 1993, respectively. In addition, the Company paid the Metron Asia Group a commission for direct sales to Asian customers of $1,112,000, $459,000 and $432,000 in fiscal years 1995, 1994 and 1993, respectively. At August 26, 1995 and August 27, 1994, trade accounts receivable from affiliates was approximately $13,070,000 and $5,378,000, respectively.
  On July 6, 1995, subsequent to the affiliates' fiscal year-ends, the consolidation Metron Semiconductors Europa B.V., the Metron Asia Group and a U.S. company named Transpacific Technology Corporation (TCC) was completed. The Company owns 38.2 percent of this newly consolidated entity. As part of this transaction, the Company is a guarantor of affiliate debt to former TTC shareholders of approximately $489,000.

------------------------------------------
| NOTE 7  |  Deposits and Other Assets   |
------------------------------------------

Included in deposits and other assets are net investments in sales type leases and equipment under operating leases. The components of net investment in sales type leases are as follows:

                                    --------------------------------------------
Fiscal years ended                      August 26, 1995         August 27, 1994
--------------------------------------------------------------------------------
Minimum lease payments receivable              $892,800              $1,488,000

Less:

  Unearned revenue                               50,872                 135,016
--------------------------------------------------------------------------------
     Total net investments in sales
        type leases                            $841,928              $1,352,984
================================================================================

  Future minimum lease payments to be received are as follows:

                                                      --------------------------
Fiscal year                                                              Amount
--------------------------------------------------------------------------------
1996                                                                   $595,200

1997                                                                    297,600
--------------------------------------------------------------------------------
Total future minimum lease payments to be received                     $892,800
================================================================================

26  |  FSI INTERNATIONAL

  Components of investments in equipment under operating leases are as follows:

                                    --------------------------------------------
Fiscal years ended                      August 26, 1995         August 27, 1994
--------------------------------------------------------------------------------
Equipment under operating leases             $1,997,312              $1,997,312

Less accumulated depreciation                   713,325                 142,665
--------------------------------------------------------------------------------
Equipment under operating leases, net        $1,283,987              $1,854,647
================================================================================

  The following is a schedule of future minimum lease payments under operating leases:


                                                      --------------------------
Fiscal year                                                              Amount
--------------------------------------------------------------------------------
1996                                                                 $  839,000

1997                                                                    839,000

1998                                                                    211,100
--------------------------------------------------------------------------------
                                                                     $1,889,100
================================================================================

------------------------------------------
| NOTE 8  |  Accrued Expenses            |
------------------------------------------

Accrued expenses are summarized as follows:

                                    --------------------------------------------
Fiscal years ended                      August 26, 1995         August 27, 1994
--------------------------------------------------------------------------------
Commissions                                 $ 1,385,205              $1,057,738

Commissions due to affiliates                 1,602,530                  56,127

Income taxes                                  4,201,245                 501,781

Salaries and bonuses                          4,984,319               2,989,010

Pension and profit sharing                    1,298,115                 449,600

Estimated product warranty                    5,030,947               2,742,671

Product sales incentive commission              744,927                  64,334

Other                                         2,005,467               1,086,825
--------------------------------------------------------------------------------
                                            $21,252,755              $8,948,086
================================================================================

------------------------------------------
| NOTE 9  | Long-Term Debt                |
------------------------------------------

Long-term debt is summarized as follows:

                                    --------------------------------------------
Fiscal years ended                      August 26, 1995         August 27, 1994
--------------------------------------------------------------------------------
Installment loans due in monthly
  installments of $10,899 in
  principal and interest at 10%
  through February 1995--secured
  by stock                                      $    --                $ 20,009

Installment loans on capital leases;
  interest rates ranging from 9% to
  14.25% through August 1996--secured
  by underlying equipment                        33,228                 162,053

Other                                            46,711                      --
--------------------------------------------------------------------------------
                                                 79,939                 182,062

Less current maturities                          33,228                 148,834
--------------------------------------------------------------------------------
                                                $46,711                $ 33,228
================================================================================

  Maturities of long-term debt in fiscal 1997 and 1998, are $43,503 and $3,208, respectively.

------------------------------------------
| NOTE 10  | Technology Purchase         |
------------------------------------------

During fiscal 1994, the Company purchased technology and related assets from a third party. The total purchase price consisted of $90,000 cash and 35,000 shares of the Company's common stock with a fair value of approximately $205,600. As of fiscal year-end, the 35,000 shares of common stock were reserved for issuance on June 16, 1996.

                                                        FSI INTERNATIONAL  |  27

----------------------------------
|  NOTE 11  | Income Taxes       |
----------------------------------

The provision for income taxes is summarized as follows:

                             ---------------------------------------------------
Fiscal years ended                      1995             1994              1993
--------------------------------------------------------------------------------
Current:

  Federal                        $ 9,561,000       $1,627,000       $ 1,416,000

  Foreign                            204,000               --                --

  State                              752,000          323,000            80,000
--------------------------------------------------------------------------------
                                  10,517,000        1,950,000         1,496,000
--------------------------------------------------------------------------------
Deferred:

  Federal                         (4,084,000)        (696,000)       (1,136,000)

  State                             (507,000)              --                --
--------------------------------------------------------------------------------
                                  (4,591,000)        (696,000)       (1,136,000)
--------------------------------------------------------------------------------
                                 $ 5,926,000       $1,254,000       $   360,000
================================================================================

  In fiscal 1995, 1994 and 1993, there was a tax benefit of $747,278, $365,410 and $156,711, respectively, credited to stockholders' equity associated with the exercise of stock options.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 26, 1995 and August 27, 1994 are as follows:



                             ---------------------------------------------------
Fiscal years ended                    August 26, 1995           August 27, 1994
--------------------------------------------------------------------------------
Deferred tax assets:

  Inventory                                $3,522,000               $ 2,187,800

  Revenue recognition                       1,034,000                   179,000

  Accounts receivable                         466,000                   185,000

  Property, plant and equipment               365,000                   294,000

  Accruals                                    915,000                   594,500

  Tax credit carryovers                            --                   484,300

  Net operating loss carryover                     --                   466,500

  Other, net                                  357,000                  (115,300)
--------------------------------------------------------------------------------
     Total gross deferred tax assets        6,659,000                 4,275,800


     Valuation allowance                           --                (1,996,800)
--------------------------------------------------------------------------------
        Net deferred tax assets             6,659,000                 2,279,000
--------------------------------------------------------------------------------
Deferred tax liabilities:

  Accruals                                    236,000                   201,000

  Undistributed subsidiary income                  --                   150,000

  Other, net                                       --                    96,000
--------------------------------------------------------------------------------
     Total gross deferred tax liabilities     236,000                   447,000
--------------------------------------------------------------------------------
        Net deferred tax assets            $6,423,000               $ 1,832,000
================================================================================

28  | FSI INTERNATIONAL

  The effective tax rate differs from the statutory federal income tax rate as follows:

                                        ----------------------------------------
Fiscal years ended                         1995             1994           1993
--------------------------------------------------------------------------------
Expected federal income tax expense        35.0%            34.0%          34.0%

State income taxes, net of federal
  benefit                                   2.7              2.3           (7.2)

Research activities credit                 (1.0)            (8.4)         (13.2)

Valuation allowance                        (9.2)            (0.8)          (3.3)

Foreign sales corporation                  (2.6)            (4.3)         (10.3)

Undistributed earnings of subsidiary         --               --            5.1

Other items, net                            2.3              1.8           12.5
--------------------------------------------------------------------------------
                                           27.2%            24.6%          17.6%
================================================================================

  The Company reduced its valuation allowance from $1,996,800 as of August 27, 1994 to $0 as of August 26, 1995. Based on the Company's taxable income over the last three fiscal years, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $6,423,000 as of August 26, 1995 through the availability of taxable income in the carryback period and future earnings.

  The Company utilized approximately $1,300,000 of net operating loss carryforwards from ASC in fiscal year 1995.

----------------------------------------------------
| NOTE 12 | Pensions and Profit Sharing Plans      |
----------------------------------------------------

The Company has a defined contribution pension plan for employees, Total pension cost for fiscal 1995, 1994 and 1993 was $857,826, $630,657 and $500,243,
respectively. There is no past service liability.

  The Company's joint venture, FME, has a fully insured pension plan for its present directors and employees with a minimum annual contribution of approximately $33,000.

  The Company also has an Employee 401(k) Retirement Plan, which allows for a discretionary profit sharing contribution on a calendar year basis, covering eligible employees. Contributions under the plan are determined by means of a formula or at the discretion of the Board of Directors. Contributions accrued in fiscal years 1995, 1994 and 1993 were $290,000, $200,000 and $150,000, respectively.

----------------------------------------------------
| NOTE 13 | Stock Options and Warrants             |
----------------------------------------------------

The Company's Directors Nonstatutory Stock Option Plan (the "Directors Plan") allows for the granting of options to nonemployee directors. The option price and terms of the options are determined by the Directors Plan, and the per share exercise price of the option may not be less than the fair market value of the stock at the time the option is granted.

  The Company's Stock Option Plans (the "Option Plans") authorize grants of options to purchase shares of the Company's common stock to officers and employees. Under the Option Plans, options become exercisable as determined by the Option Committee. The option prices are fixed by the Option Committee, and may not be less than the fair market value of the stock at the time the option is granted. Options expire 10 years after the date granted or on a prior date as fixed by the Option Committee.

  The Company adopted a 1994 Omnibus Stock Plan (the "Plan") during fiscal year 1994. The Plan, which was approved by the Company's shareholders, authorizes stock based awards ("Awards") to purchase up to 1,000,000 shares of the Company's common stock. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan.

                                                        FSI INTERNATIONAL  |  29

  The activity under all plans is as follows:


                                         ----------------------------------------------------------------------

                                                   Number of Shares
                                         -----------------------------------------
                                           Available
Activity description                       For Grant                Outstanding                      Price Range
----------------------------------------------------------------------------------------------------------------

August 29, 1992                              269,998                  1,642,826                     $  .94- 3.03

  Granted                                   (257,558)                   257,558                       1.87- 6.21

  Exercised                                       --                   (326,564)                       .94- 2.75

  Cancelled                                   44,330                    (44,330)                       .94- 2.75
-----------------------------------------------------------------------------------

August 28, 1993                               56,770                  1,529,490                        .94- 6.21

  1994 Omnibus Stock
    Option Plan                            1,000,000                         --                               --

  Granted                                   (354,164)                   354,164                       6.00- 7.13

  Exercised                                       --                   (216,864)                       .94- 3.03

  Cancelled                                 (195,828)                   (51,162)                      1.75- 7.13
-----------------------------------------------------------------------------------

August 27, 1994                              506,778                  1,615,628                        .94- 7.13

  Directors Non-
    statutory Plan                           100,000                         --                               --

  Granted                                   (433,848)                   433,848                       8.70-26.00

  Exercised                                       --                   (519,381)                       .94- 7.13

  Cancelled                                   10,694                    (17,694)                      2.75- 7.13
-----------------------------------------------------------------------------------

August 26, 1995                              183,624                  1,512,401                        .94-26.00
===================================================================================

Number of shares
 exercisable at
 August 26, 1995                             833,038                                                $  .94-7.125
                                             =======                                                ============


  In fiscal 1993, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $3.75 per share to an unrelated company providing consulting services. The warrant expires on February 28, 2003.

  In August 1995, the Board of Directors, subject to the approval of the shareholders at the 1996 annual shareholders meeting, amended the 1994 Omnibus Stock Plan to increase the aggregate number of shares that may be purchased under the plan by an additional 500,000 shares.

-------------------------------------------------------------------------------
/                                                                             \
/     Note 14          Employee Stock Purchase Plan                           \
/                                                                             \
-------------------------------------------------------------------------------

The Company adopted an employee stock purchase plan (the "Plan") effective January 1, 1989. The Plan enables employees to contribute up to 6 percent of their wages toward the purchase of the Company's common stock at 85 percent of the lower of market value at the beginning of the calendar year or the end of the calendar year. At August 26, 1995, 322,278 shares were reserved for future employee purchases of stock under the Plan. On December 31, 1994, 1993 and 1992, 139,582 shares were issued at $4.78 per share, 153,436 shares were issued at $3.16 per share and 171,222 shares were issued at $1.70 per share, respectively, under the Plan.

  In August 1995, the Board of Directors, subject to the approval of the shareholders at the 1996 annual shareholders meeting, amended the Plan to increase the number of shares that may be purchased under the Plan by 200,000 shares.

-------------------------------------------------------------------------------
/                                                                             \
/     Note 15          Additional Sales Information                           \
/                                                                             \
--------------------------------------------------------------------------------

International sales for the fiscal years ended 1995, 1994 and 1993 were approximately 37 percent, 33 percent and 34 percent, respectively, of total sales. (Included in these percentages and the table below are sales to affiliates. See note 6.) International sales by geographic area, consisting principally of export sales, are summarized as follows:


                                  --------------------------------------------------------------
Fiscal years ended                            1995                    1994                  1993
------------------------------------------------------------------------------------------------

Asia                                   $42,363,000             $16,015,000           $15,021,000

Europe                                  27,092,000              14,854,000            11,457,000

Other                                      149,000                 626,000               113,000
------------------------------------------------------------------------------------------------
                                       $69,604,000             $31,495,000           $26,591,000
================================================================================================

  The following summarizes significant customers comprising 10 percent or more of the Company's direct customer sales, which includes sales through affiliates to end users:

30  |  FSI INTERNATIONAL

                     -----------------------------------------
                           1995           1994            1993
--------------------------------------------------------------

Customer A                   16%            --              23%

Customer B                   --             21%             --

Customer C                   12%            --              --

Customer D                   11%            --              --
--------------------------------------------------------------
"--" = less than 10%

--------------------------------------------------------------------------------
/                                                                              \
/     Note 16          Research and Development Agreements                     \
/                                                                              \
--------------------------------------------------------------------------------

The Company has received research and development funding commitments from third party organizations. Such funds are not anticipated to cover all costs of the research and development projects involved. The funds received are recorded as reductions to research and development expenses. The Company recognized approximately $546,200, $1,342,100 and $1,202,700 of third party funding in fiscal years 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
/                                                                              \
/     Note 17          License Agreement                                       \
/                                                                              \
--------------------------------------------------------------------------------

A product is offered by the Company under a license agreement. Under the license agreement, the Company has the exclusive right to sell and the non-exclusive right to manufacture the product, except that the licensor may manufacture and distribute the product for its own use. The Company also has the non-exclusive right to manufacture and sell related modules. The licensor may modify the Company's exclusive sales rights to a non-exclusive license if the Company fails to use reasonable efforts in marketing the product. The license agreement requires a royalty payment to the licensor on the equipment manufactured and sold by the Company pursuant to the license. When certain aggregate sales amounts are achieved under the license agreement, the Company has the option of reducing the royalty amount or converting the license to a fully paid, non-exclusive license. The license agreement continues until terminated. It may be terminated by either party upon a breach by the other party, and the failure to cure, of certain terms of the agreement, including payment of royalties when due, refusal to sell products, and failure to meet quality standards.

--------------------------------------------------------------------------------
/                                                                              \
/     Note 18          Supplementary Cash Flow Information                     \
/                                                                              \
--------------------------------------------------------------------------------

The Company's non-cash investing and financing activities in fiscal 1993 included $117,195 for the purchase of equipment under capital leases. The Company paid interest in fiscal 1995, 1994 and 1993 of $31,119, $442,688 and $586,827, respectively. Income taxes paid in fiscal years 1995, 1994 and 1993 were $5,916,126, $1,751,000 and $595,691, respectively. In addition, the Company realized, in fiscal years 1995, 1994 and 1993, a tax benefit from the exercise of stock options in the amount of $747,278, $365,410 and $156,711, respectively.

--------------------------------------------------------------------------------
/                                                                              \
/     Note 19          Common Stock                                            \
/                                                                              \
--------------------------------------------------------------------------------

On June 1, 1995, the Board of Directors declared a two-for-one common stock split to stockholders of record as of June 13, 1995. All share information and per share information have been restated to reflect this stock split.

--------------------------------------------------------------------------------
/                                                                              \
/     Note 20          Contingencies                                           \
/                                                                              \
--------------------------------------------------------------------------------

In the normal course of business, the Company from time to time becomes involved in litigation which may ultimately result in a liability to the Company. It is the opinion of management that facts known at the present time do not indicate that there is a probability that any such litigation would have a material effect on the Company's operations or its financial position. As of August 26, 1995, the Company believes it is not involved in any material litigation.

                                                        FSI INTERNATIONAL  |  31

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
FSI International, Inc.:

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 26, 1995 and August 27, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 26, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 26, 1995 and August 27, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 26, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Minneapolis, Minnesota
October 13, 1995

STATEMENT OF MANAGEMENT RESPONSIBILITY

The Company's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management.

   Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's intentions. Management believes that the established system provides an acceptable balance between the benefits and associated costs of internal controls.

   As part of their audit of the consolidated financial statements, KPMG Peat Marwick LLP, the independent auditors, consider the internal control structure of the Company to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach; however, it is not intended to provide assurance on the system of internal control. Management recognizes the constructive recommendations from the auditors as part of the auditing process and responds to each suggestion.

   The Audit Committee of the Board of Directors, which consists of two outside and one inside director, meets periodically with management and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to the external auditors.

/s/ J A Elftmann                       /s/ Benno Sand

Joel A. Elftmann                       Benno Sand
Chairman, President and                Executive Vice President and
Chief Executive Officer                Chief Financial Officer

32 | FSI INTERNATIONAL

GLOSSARY


FSI PRODUCTS


Chemical Management: FSI is the only equipment company to offer totally automated management and delivery of chemicals. This allows semiconductor manufacturers to store bulk acids and solvents outside the cleanroom, and then filter and dispense ultra-clean chemicals to equipment points-of-use.

Microlithography Clusters: These systems prime, coat, bake and develop photosensitive material called photoresist on wafer surfaces. FSI manufactures and distributes a microlithography cluster with advanced interface capability and high reliability.

Spray Processors: FSI is the technology and market leader in "wet cleaning" of silicon wafers through centrifugal spray processing. The Company's systems use a computer-controlled, sequenced spray of chemicals to remove contamination, rinse and dry the wafers. This approach provides high throughput, low cost of ownership and low environmental impact.

Vapor Phase Processors: FSI is pioneering this market with a system that uses gas and vapor to etch silicon dioxide from the wafer's surface. Benefits of this fully automated system include process uniformity, low operating costs and significant reduction in chemical waste.


INDUSTRY TERMS

Class 100/1000: A high-grade classification for a cleanroom or manufacturing facility, designating the number and size of particles per cubic foot of air.

Cluster: Refers to a modular cluster of process stations that form an enclosed work cell. FSI's POLARIS/R/ cluster consists of independent modules that can be configured in any combination. A robotic handler moves wafers from station to station while the wafers are primed, coated, baked and developed.

CMP--chemical mechanical planarization: A process that removes unwanted material from the wafer surface by using a chemical slurry containing abrasives along with mechanical equipment which applies pressure on a rotating platen to polish the surface.

Contaminants: Unwanted material that adversely affects the physical or electrical characteristics of a semiconductor wafer.

Etching: The process of removing material from a silicon surface to form the microscopic "valleys" and "ridges" that make up a circuit.

Fabrication: The process of manufacturing a semiconductor that involves building layer-upon-layer of circuitry on a silicon wafer.

Integrated Circuit: A semiconductor circuit combining the functions of many electronic components in a single piece of semiconductor material, usually silicon. These components are fabricated and interconnected on a single chip.

Semiconductor: Generally refers to integrated circuits or other solid state devices formed in semiconducting materials.

Slurry: The chemical used in the chemical mechanical planarization process: The chemical contains small particles, often silicon or alumina which aid in polishing.

Wafer: The starting material for semiconductor device manufacture; a thin, round slice of semiconductor material, primarily silicon, on which integrated circuits are made and then cut into semiconductor chips.

                                                        FSI INTERNATIONAL  |  33

QUARTERLY DATA


The Company's fiscal quarters are generally 13 weeks, ending on a Saturday. The fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks.


                                              -------------------------------------------------------------------------------------
(in thousands, except per share data)           First Quarter          Second Quarter         Third Quarter          Fourth Quarter
-----------------------------------------------------------------------------------------------------------------------------------

1995 (unaudited)/1/,/2/

Sales                                                 $30,184                 $42,728               $53,503                 $63,988

Gross profit                                           13,921                  18,358                21,976                  24,146

Operating income                                        2,719                   4,848                 5,220                   6,840

Net income                                              3,050                   4,090                 5,006                   7,140

Net income per common share                               .21                     .28                   .27                     .35
------------------------------------------------------------------------------------------------------------------------------------
1994 (unaudited)/1/,/2/

Sales                                                 $21,415                 $20,707               $26,087                 $28,228

Gross profit                                            8,750                   9,244                10,419                  12,236

Operating income                                        1,070                   1,160                 1,708                   1,416

Net income                                              1,101                   1,218                 1,644                   1,683

Net income per common share                               .10                     .09                   .12                     .12
-----------------------------------------------------------------------------------------------------------------------------------
/1/All amounts have been adjusted to reflect the acquisition, effective March 8, 1995, of Applied Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting. See Note 2 of Notes to Consolidated Financial
Statements.

/2/Share information and per share information have been adjusted for a two-for-one common stock split. See Note 19 of Notes to
Consolidated Financial Statements.


COMMON STOCK PRICES


The Company's common stock is traded on the Nasdaq National Market under the symbol FSII. The following table sets forth the highest and lowest stock prices, as reported by the Nasdaq National Market.


                       --------------------------------------------------
                                 1995                      1994
                       --------------------------------------------------
Fiscal quarter            High           Low         High          Low
-------------------------------------------------------------------------

First                    $14 1/4        $ 8 5/8      $6 1/2       $4 5/8

Second                    18 1/8         12 1/8       6 7/8        4 7/8

Third                     26 5/8         17 3/8       7 7/8        5 1/4

Fourth                    35             22 3/4       9            5 3/8
-------------------------------------------------------------------------


  There were approximately 400 stockholder accounts of record on November 3, 1995, approximately 50 of which are "street name" accounts that the Company estimates to represent approximately 6,000 stockholders.

  The Company has never declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business, and does not anticipate paying dividends in the foreseeable future.


                               [CHART GOES HERE]



34  |  FSI INTERNATIONAL

                     CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

James A. Bernards
President
Facilitation, Incorporated
(Strategic planning,
directorships, organizational
development)

Neil R. Bonke
Chairman and Chief
Executive Officer
Electron, Inc.
(Automatic water probing
equipment manufacturer)

Joel A. Elftmann
FSI Chairman, President and
Chief Executive Officer

Terrence W. Glarner
President
West Concord Ventures, Inc.
(Venture capital)

Robert E. Lorenzini
Chairman
SunPower Corporation
(Solar energy power
generation systems)

Dr. William M. Marcy
Associate Dean of Engineering
for Research and Administration
Texas Tech University

Charles R. Wofford
Business and Management
Consultant
(former Texas Instruments
executive officer)

CORPORATE OFFICERS

Joel A. Elftmann
Chairman, President
and Chief Executive Officer
Co-founded FSI in 1973

Dr. Robert E. Cavins
Senior Vice President,
Chemical Management Division
Joined FSI in 1993

Dale A. Courtney
Senior Vice President,
Surface Conditioning Division
Joined FSI in 1987

Timothy D. Krieg
Vice President, Quality
and Human Resources
Joined FSI in 1979

Peter A. Pope
Executive Vice President,
Marketing and Account
Management
Joined FSI in 1982

Benno G. Sand
Executive Vice President
Chief Financial Officer
and Secretary
Joined FSI in 1982

Dr. Benjamin J. Sloan
Executive Vice President
Microisthography Division
Joined FSI in 1992

J. Wayne Stewart
Vice President, Operations
Joined FSI in 1994

CORPORATE
HEADQUARTERS

322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
612/448-5440

COMMON STOCK

The common stock of FSI
International is traded on
the Nasdaq National Market
under the symbol FSII.

REGISTRAR AND
TRANSFER AGENT

Harris Trust & Savings Bank,
Shareholder Services Division
311 West Monroe Street
Chicago, Illinois 60606
312/461-2549

FORM 10-K

The Annual Reort on
Form 10-K filed with the
Securities and Exchange
Commission is available
to stockholders on request
by writing to:

Chief Financial Officer
FSI International, Inc.
322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
612/448-8936

ANNUAL MEETING

All stockholders and other
interested parties are
invited to attend the Company's
annual meeting, scheduled for
January 24, 1996 at 3:30 p.m.
at the Marriott Hotel Minneapolis
30 South Seventh Street
Minneapolis, Minnesota.

INDEPENDENT
AUDITORS

KPMG Peat Marwick LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Faegre & Benson LLP
Minneapolis, Minnesota

INVESTOR RELATIONS
COUNSEL

Padilla Speer Beardsley Inc.
Minneapolis, Minnesota

                                  [FSI LOGO]

                            FSI International, Inc.

                            Corporate Headquarters

                           322 Lake Hazeltine Drive

                             Chaska, MN 55318 USA

                              Phone: 612/448-5440

                               Fax: 612/448-1300


                                     -153-