Form 10-K405, Exhibit 13
period 1996-08-31
FSI INTERNATIONAL INC
filed 1996-11-26
CIK 841692

                                                             1996 ANNUAL REPORT


                               [PHOTO MONTAGE]

                  FSI INTERNATIONAL  INVESTING IN THE FUTURE

HIGHLIGHTS

-- Sales for fiscal 1996 increased 39 percent to $304.0 million and net income rose 34 percent to $28.5 million as compared to fiscal 1995.

-- FSI acquired Semiconductor Systems, Inc. (SSI), gaining entry into the flat panel display market and expanding its presence in the thin film head microlithography market.

-- FSI announced plans to build an engineering, manufacturing and laboratory facility in Allen, Texas, for its Microlithography Division.

-- The Company opened a new 100,000-square-foot manufacturing facility in Chaska, Minn., in November 1995. Four months later, the company announced plans to add an 88,000-square-foot engineering and laboratory facility on this site, allowing FSI to consolidate the Surface Conditioning Division's operations into one facility.

-- The Company won quality recognition awards from Texas Instruments and Lucent Technologies.

-- The Company announced several new products, including the POLARIS(R) 2100 and 2200 Clusters, the MERCURY(R) Material Handling System (MHS), the ARIES(TM) CryoKinetic(TM) Aerosol Cleaning System and the ChemFill(R) 1500 Series of Chemical Delivery Modules.

COMPANY DESCRIPTION

FSI International, Inc. (Nasdaq: FSII) is a leading global supplier of automated processing equipment used to manufacture microelectronics, including semiconductor devices, thin film heads, flat panel displays and multi-chip modules. The Company develops, manufactures and markets products which are used in the technology areas of microlithography, chemical management and surface conditioning. The Company's products provide broad customer solutions at the key process steps for micorelectronics manufacturing. In addition to its engineering, laboratory and manufacturing facilities at its corporate headquarters in Chaska, Minn., FSI maintains primary facilities in Dallas, Texas, Fremont and Hollister, Calif. and New Haven, England. The Company supports its expanding customer base by maintaining sales, service and support centers through-out North America, and through its affiliates in Europe, Japan and the Asia-Pacific region.

The information in this annual report contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. Such statements are subject to certain risks and uncertainties, including those discussed on pages 17 and 18 of this annual report that could cause actual results to differ materially from those projected, particularly those sections entitled "Current Slowdown and Volatility in the Semiconductor Industry," "Risks of Delays in Introducing New Products and the Market's Acceptance of such Products" and "Highly Competitive Industry." Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results could differ. Forward-looking statements are indicated by an asterisk (*).

INTEGRATED CIRCUIT MANUFACTURING PROCESS

FSI's products are used for various process steps in the manufacturing of semiconductor devices (chips). A silicon wafer can go through these steps anywhere between 15 to 30 times depending on the number of layers and complexity of the integrated circuits.

Chemical Management
Silicon Wafers
Cleaning
Layering or Deposition
Oxidation
CVD
Microlithography
Etching
Cleaning
Doping
Implant
Diffusion
Photoresist
Stripping
Testing Assembly


                               [DIAGRAM]


                       DESCRIPTION                                MAJOR PRODUCTS                              PERCENTAGE OF SALES*
                       FSI Surface Conditioning products use      - MERCURY MP Surface                                22%
                       wet, vapor and cryogenic techniques to       Conditioning System
                       prepare the surfaces of silicon wafers     - MERCURY Material                               [PIE CHART]
                       for subsequent processing. The               Handling System
                       Division's MERCURY(R) system uses a        - EXCALIBUR ISR Vapor
                       controlled chemical spray to perform         Phase Processor
     [GRAPHIC]         submicron cleaning, etching and            - EXCALIBUR MVP Vapor
Surface Conditioning   photoresist stripping applications. Its      Phase Processor
                       EXCALIBUR(R) processors use chemical       - ARIES CryoKinetic(TM) Cleaning Systems
                       vapors to perform critical cleaning and
                       specialty etching applications. The new
                       ARIES(TM) system uses frozen
                       argon/nitrogen crystals to remove
                       particulates and etch residue
                       contamination from silicon wafers. The
                       Division has design and manufacturing
                       facilities in Chaska, Minn.

                       The FSI Microlithography Division          - POLARIS(R)                                        45%
                       supplies photoresist processing              Microlithography Cluster
                       equipment and  services that meet the      - OrbiTrak(R)                                    [PIE CHART]
                       needs of the semiconductor, flat panel       Microlithography Cluster
                       display, thin film head and multi-chip     - SCORPIO(TM)
                       module markets. FSI's tools apply and        Microlithography Cluster
                       develop photosensitive materials used      - APEX(TM) FPD
    [GRAPHIC]          in the definition of submicron patterns      Microlithography Cluster
Microlithography       required in these markets. In April
                       1996, FSI acquired Semiconductor
                       Systems, Inc. (SSI) which expanded the
                       divisions microlithography solutions to
                       address the needs beyond the
                       semiconductor market. The Division has
                       design and manufacturing facilities in
                       Dallas, Texas, Chaska, Minn. and
                       Fremont, Calif.


                       The Chemical Management Division           - ChemFill(R) Chemical                              22%
                       provides a wide range of chemical            Delivery Modules
                       management systems to the IC and           - Model 100 Chemical                             [PIE CHART]
                       related markets. These systems               Blending System
                       generate, blend and dispense               - ChemLitho(TM) Developer
                       chemicals to all points of use in a          Blending Systems
                       manufacturing facility and include         - Slurry Dilution and
   [GRAPHIC]           controls and support products to             Distribution Systems
Chemical Management    provide total chemical management. The
                       Division's subsidiary, Applied Chemical
                       Solutions (ACS), maintains a leadership
                       role in the development of slurry
                       blending and delivery  technology for
                       the chemical mechanical planarization
                       process (CMP). The Division has design
                       and manufacturing facilities in Chaska,
                       Minn., Hollister, Calif. and New Haven,
                       England.




* Approximately 11 percent of sales consist of parts and services

INDUSTRY TERMS

CLASS 1: A classification for a super-clean environment of a manufacturing facility or laboratory, designatingthe number and size of particles per cubic foot of air. The lower the rating, the cleaner is the facility.

CLUSTER: A modular cluster of process equipment stations within a manufacturing facility that form an enclosed work cell. The FSI International POLARIS(R) Cluster consists of independent modules or building blocks that can be configured in many combinations.

CMP (CHEMICAL MECHANICAL PLANARIZATION): A process that removes unwanted material from the wafer surface by using a chemical "slurry" containing abrasives along with mechanical equipment that applies pressure on a rotating platen to polish the surface.

CONTAMINANTS: Unwanted material that adversely affects the physical or electrical characteristics of a semiconductor wafer, resulting in product or process failure.

ETCHING: The process of removing material from a silicon surface to form the microscopic "valleys" and "ridges" that make up a circuit.

FLAT PANEL DISPLAYS: Computer or electronic display screens that are very thin and therefore require less space, such as those used in laptop computers.

INTEGRATED CIRCUIT (IC): A tiny complex of electronic components and their connections produced on a slice of material, such as silicon--commonly referred to as a chip.

SEMICONDUCTOR: A material, such as silicon (symbol: Si), used in manufacturing integrated circuits (IC) which has properties of both an insulator and a conductor.

SLURRY: The chemical mixture used in the chemical mechanical planarization

(CMP) PROCESS: The chemical contains minute particles, often silicon or alumina, that aid in polishing.

THIN FILM HEAD: The device that reads to and writes information from a hard disk of a computer.

WAFER: A thin, round slice of semiconductor material, such as silicon, on which integrated circuits are manufactured and then cut into chips.

FINANCIAL HIGHLIGHTS(1)

---------------------------------------------------------------------------------------
Fiscal Years Ended August                                  1996        1995        1994
---------------------------------------------------------------------------------------
(In thousands except per share Data)
Sales                                                  $304,041    $218,460    $124,667

Research and development expenses                        40,998      28,037      18,756

Net income                                               28,548      21,358       9,767

Net income per common share                            $   1.23    $   1.13    $   0.65
---------------------------------------------------------------------------------------

Pro forma data (2)

Net income                                             $ 28,242    $ 20,533    $  8,295

Net income per common share                            $   1.22    $   1.09    $   0.55
---------------------------------------------------------------------------------------

Cash, cash equivalents and marketable securities         71,921     112,833      13,558

Working capital                                         156,348     153,263      34,928

Total assets                                            293,283     251,567      84,252

Stockholders' equity                                    218,127     186,667      51,115

Book value per share                                   $   9.75    $   8.48    $   3.43

Number of shares outstanding                             22,362      22,000      14,905


(1) All amounts have been adjusted to reflect the acquisition, effective April 4, 1996 of Semiconductor Systems, Inc. The acquisition was accounted for using the pooling-of-interests method of accounting. See Note 3 of Notes to Consolidated Financial Statements.

(2) Pro forma information reflects adjustments made to net income, to record additional tax expense for Semiconductor Systems, Inc. as if it would have been a C Corporation versus an S Corporation prior to the merger.


           SALES (in millions)                    NET INCOME (in millions)


                                 [BAR CHARTS]

 $71     $104    $125    $218    $304      $4.3    $9.4    $9.8   $21.4   $28.5

 1992    1993    1994    1995    1996      1992    1993    1994    1995    1996



     WORKING CAPITAL (in millions)                  BOOK VALUE PER SHARE


                                 [BAR CHARTS]
 $17     $19     $35     $153    $156     $2.26   $2.47   $3.43   $8.48   $9.75

 1992    1993    1994    1995    1996      1992    1993    1994    1995    1996



                                       1  FSI International

                                                           JOEL A. ELFTMANN
                                                    (new cleanroom manufacturing
                                                      facility in Chaska, Minn.)

                      TO OUR SHAREHOLDERS AND EMPLOYEES

Fiscal 1996 was another year of very good growth for FSI. We took advantage of favorable industry conditions by making gains in existing markets, entering new markets and translating these successes into solid financial performance. With our sights set on the long-term prospects of the industry, we also made sound investments for our continued growth and, as a result, are well positioned for a challenging fiscal 1997.*

During fiscal 1996, sales grew 39 percent to $304.0 million from $218.5 million in fiscal 1995. Net income was $28.5 million, or $1.23 per share, up 34 percent over $21.4 million, or $1.13 per share, in 1995. For the year, equity in earnings from our affiliates increased 43 percent to $5.1 million, versus $3.6 million a year ago. We ended the year with a backlog of $113 million.

    Our industry is currently experiencing a slowdown, which we expect to last at least through the middle of calendar 1997.* Some customers are more cautious, and we have seen softening in our order rates and delays or cancellations of some orders.

    In response, like other semiconductor equipment companies, we have made tough adjustments. We announced certain cost control measures in September 1996, including furlough days, lower executive compensation and a reduction in our work force. We will also delay moving into our new 88,000-square-foot laboratory and engineering facility in Chaska, Minn., until mid-1997. Letting employees and contractors go was painful, but necessary, since employment levels had to be adjusted to better align costs with expected sales.

FOCUS ON LONG-TERM GROWTH

Despite the near-term outlook, longer-term forecasts for the industry remain very positive. Industry analysts continue to estimate that semiconductor revenue will grow to nearly $300 billion by the year 2000.* Analysts also predict that


                 WORLDWIDE SEMICONDUCTOR REVENUE (in billions)

                                  BAR CHART
  $65.2    $85.5   $110.6   $151.3  $137.0   $154.6   $188.9   $234.9   $290.2

  1992A    1993A    1994A    1995A   1996E    1997E    1998E    1999E    2000E

            Dataquest October 1996 Forecast



                                       2  FSI International

[PHOTO-MAN FROM WAIST UP]

the market in which we compete, the semiconductor fabrication equipment industry, will grow to over $36 billion by the year 2000, from $19 billion in calendar 1995.*

    These growth estimates reflect how semiconductors are a pervasive part of modern life. Demand continues to grow as thousands of engineers design integrated circuits into more and more mechanical or electrical devices. There is also tremendous untapped market potential in certain geographical regions as more countries adopt these new technologies.*

    We see the short-term slowdown of the industry as an opportunity to prepare our company for the next expansion period. We intend to manage operations conservatively in the near term with a goal to maintain profitability in fiscal 1997, while investing aggressively for the long term.* Our focus in fiscal 1997 will be to achieve high customer satisfaction, continue new product and process development programs, expedite successful new product introductions, strengthen our international presence, manage costs and implement new business systems focused on operational efficiency and productivity improvements.*

    This annual report reflects on our recent successes and our legacy of investment for long-term growth. Even in difficult times, we have invested in our technology, our infrastructure and our global presence. With this strategy, FSI has grown sales from $71 million in fiscal 1992 to $304 million in 1996.

    In fiscal 1997, we will continue to build on the solid foundation we have laid through ongoing investment in technology, infrastructure and customer support.*

TECHNOLOGY

Technology leadership has always been a cornerstone of FSI's success. We continue to improve our existing products and broaden their applications, while developing new products and researching promising technologies.

    During the past few years, FSI made strategic investments in technology through acquisitions, licensing and internal product development. These efforts have opened new opportunities within our primary markets as well as within new markets, and provide us with the opportunity to exceed the industry growth rate for semiconductor fabrication equipment.*

    With the acquisition of Semiconductor Systems, Inc. (SSI), our Microlithography Division is better equipped to address the needs of manufacturers in the disk drive and flat panel display markets. Our new ARIES(TM) system takes FSI's Surface Conditioning Division into new process applications, helping our customers solve difficult processing challenges.

INFRASTRUCTURE

We learned during the growth of the past few years that we also need the capacity to develop and deliver products quickly in response to customer demand. As a result, fiscal 1996 was a key year for investing in our infrastructure, as fiscal 1997 will be. We define infrastructure as the people, tools and facilities for developing, testing, producing and supporting our products and customers.

    To keep us on the leading edge, we invest heavily in employee training and advanced hardware and software tools, including systems for product design, development and testing.

    During fiscal 1996, we also made significant investments in new facilities. In November 1995, we opened our new manufacturing facility in Chaska, Minn. and, during the year, began construction of additional facilities in Minnesota and Texas.

CUSTOMER SUPPORT

FSI's focus is always on improving customer satisfaction.
In addition to continually improving our processes, we strive to be more responsive to our customers. One way we're accomplishing this is through dedicated service and support organizations for our three core businesses. Another way is by helping our suppliers to understand our customer. FSI's Annual Supplier Day is structured to allow our suppliers to get to know our customers and their needs.

    We are progressing on our journey to give our core businesses the autonomy and accountability they need to grow their division and satisfy their customer needs. That includes physically consolidating the people and resources of each core business to further improve customer service and support, reduce product development cycle time and achieve productivity gains.

GLOBALIZATION

Our continued success and future growth will depend on our ability to support our customers worldwide.* In fiscal 1996, international sales grew 51 percent and represented 35 percent of FSI's business. Our goal of having a worldwide presence with local service and support was enhanced significantly when we, along with our affiliate Metron Technology B.V. (Metron) acquired FSI Metron Europe, Limited (FME). FME's strong position in Europe gave us immediate manufacturing, installation, service and support capabilities which resulted in FSI's Chemical Management Division gaining share in this important market.

    We are continually building FSI's global presence through our international partners, Metron and m-FSI, Ltd. (m-FSI). These affiliate organizations distribute, service and support FSI's products in Europe and Asia. Working with partners like Metron and m-FSI provides our three divisions with the worldwide infrastructure to meet ever-changing demands.

LOOKING AHEAD

In summary, fiscal 1996 was a sound growth year that put us in a strong position to manage through the current industry slowdown.* FSI has never been in a better financial position to participate fully in the future growth of the semiconductor equipment industry and to gain market share.* FSI's long-term outlook is very promising and we have a track record for wisely managing our business.*

During fiscal 1997, we intend to:

--  Keep customer satisfaction as paramount;

-- Enhance and broaden our product offerings using a three-prong strategy of developing new products and applications, and acquiring or licensing strategic technologies;

-- Successfully market the new products we introduced in fiscal 1996 and the new products scheduled for release in fiscal 1997;

--  Strengthen our worldwide presence, especially in Asia;

--  Efficiently transition into our new facilities;

-- Implement new business systems focused on operational efficiency and productivity improvements; and

--  Manage our costs.*

    Thanks to the investments we've made, we have the employees, the products, the distribution channel and the loyal customer base we need to succeed over the long term.* We believe the industry's future prospects support our growth goals to more than double sales of fiscal 1996 by the year 2000 and provide a good return to our shareholders.*

Sincerely,


/s/Joel A. Elftmann

Joel A. Elftmann
Chairman, President and Chief Executive Officer
November 15, 1996


                                       4  FSI International

PERFORMANCE REVIEW

Investing for Future Growth

        FSI has a long, proven track record of investing in the future. Just as in the early 1990s, the last cycle of semiconductor fabrication equipment slowdown, our approach is to carefully invest with a vision of the long-term prospects for the industry. We continue to hire top technical talent, invest in research and development, improve the quality and performance of our products and concentrate on three technology areas. With that same vision, FSI has become one of the leading manufacturers of equipment for the semiconductor industry. For example, in 1991 we licensed the POLARIS Cluster technology that launched FSI into the microlithography arena. In fiscal 1996, our Microlithography Division contributed 45 percent of sales. Investments in our other technology areas have also yielded leadership positions. Our Chemical Management Division is the largest supplier in its market. And the Surface Conditioning Division is the leading producer of wafer cleaning equipment using spray processing technology. This annual report looks at FSI from an historical perspective, highlighting investments that made the company what it is today and current investments that are creating the FSI for tomorrow.

INVESTING IN TECHNOLOGY

The POLARIS(R) Cluster technology is just one example of FSI investing in its future.

        To continue gaining market share, we must broaden our product offerings and bring new process application solutions to our customers.* We do this through internal product and process development, and licensing or acquiring strategic technology.

-----------------------------------------------
RESEARCH AND DEVELOPMENT EXPENSES (in millions)
-----------------------------------------------
1992                  $ 11.7
1993                  $ 14.4
1994                  $ 18.8
1995                  $ 28.0
1996                  $ 41.0
-----------------------------------------------



INTERNAL DEVELOPMENT Our highly trained employees continually look for new applications and improvements of our current technologies.

Our customers provide key feedback and suggestions in this process.

        Our new MERCURY(R) Material Handling System (MHS) is an example of a product designed to meet customer specifications. The MHS module, introduced in July 1996, automates handling of silicon wafers during the cleaning process to increase productivity, all within a Class 1 cleanroom environment.

LICENSING NEW TECHNOLOGY The POLARIS Cluster technology was licensed from Texas Instruments in 1991. Similarly, in 1996 FSI licensed a promising new technology from another leading customer--IBM. The cryogenic aerosol cleaning technology is the genesis of our new ARIES(TM) CryoKinetic(TM) cleaning product line. The ARIES system uses frozen argon/nitrogen particles to remove contaminants and residue from the surface of a silicon wafer. This new technology is promising for two key reasons.*

[PHOTO]

A HISTORY OF INVESTING IN THE FUTURE

LICENSING TECHNOLOGY

FSI licensed ARIES cryogenic aerosol cleaning technology from IBM in August 1995. This technology gives FSI a leading-edge, environmentally friendly solution for particle and residue removal from silicon wafers. Licensing technologies gives FSI a quick start in new markets. In 1991, FSI started what is now its largest division by licensing POLARIS microlithography cluster technology from Texas Instruments.


DEVELOPING TECHNOLOGY


FSI invests heavily in developing next-generation technologies and takes an active leadership role in the semiconductor equipment industry. For example, in 1992, FSI was awarded a $2 million NIST grant for the development of dry gas-phase cleaning technology.

        First, it reduces the need for water and certain solvents used in some processes. It also reduces the need for chemical disposal, which is often more costly than the chemical itself. The ARIES system is an economical solution that is safer for our customers and the environment.

        Second, it opens new market opportunities for FSI. Cryogenic cleaning technology has been proven to reduce wafer defects. Moreover, this technology allows the ARIES system to clean integrated circuits with smaller features, making it an attractive solution for new applications.

ACQUIRING TECHNOLOGY Acquisitions present another method of broadening our product offerings. We saw such an opportunity in 1994, when FSI began looking for ways to accelerate the growth of the Chemical Management Division. In fiscal 1995, we acquired Applied Chemical Solutions (ACS), a move that significantly expanded our solution set by adding chemical generation and proprietary vacuum pressure dispense technology. It also expanded FSI's participation in the chemical mechanical planarization (CMP) market through its slurry blending and delivery products. CMP is a fast-growing segment in the semiconductor fabrication equipment industry.

        In fiscal 1996, we took a similar step for the Microlithography Division when FSI acquired Semiconductor Systems, Inc. (SSI). This gave us immediate entry into new microlithography markets--flat panel display and multi-chip modules.


        The flat panel display market is expected to continue to grow as the technology expands beyond laptop computers and becomes standard for desktop computers and televisions.* SSI's APEX(TM) system is used by companies participating in the emerging U.S. flat panel display industry. Our thin film head products are used by manufacturers of magnetic heads for high-performance computer disk drives, as well as companies making sensors

[PHOTO]

        In addition to developing next generation products, FSI continually enhances existing products. Automated features for the MERCURY surface conditioning system, new blend and dispense technologies for the ChemFill product line and higher process throughput in the POLARIS 2100 and 2200 clusters are just a few examples of FSI listening and responding to customer needs.

ACQUIRING TECHNOLOGY

Through acquisitions, FSI has added depth to its product offerings and branched into new markets. In March 1995, FSI acquired Applied Chemical Solutions, positioning the company to participate in the fast-growing chemical mechanical planarization (CMP) market.

        In April 1996, the acquisition of Semiconductor Systems, Inc. gave FSI a more complete offering for multi-chip module, thin film head and flat panel display markets.






                            7   FSI INTERNATIONAL
such as those used in pressure measurement and automobile airbag activation systems. We are well positioned with thin film head manufacturers in the United States. The SSI OrbiTrak(R) and SCORPIO(TM) products also enhance our semiconductor fabrication equipment market position by expanding our microlithography cluster offerings.

INVESTING IN INFRASTRUCTURE
To meet current customer demand and prepare for the future, FSI strengthened its infrastructure--our employee and operations resources, to develop and deliver product.

PEOPLE The cornerstone of our infrastructure is people. FSI has always invested in its people, in terms of training and providing employees with the tools necessary to compete in today's marketplace.

        The semiconductor equipment industry requires highly trained specialists. Because of the knowledge-based nature of this industry, we view our employees as FSI's most important asset. We have created a culture in which employees are encouraged to make suggestions and provide feedback. To measure employee satisfaction, we conduct an annual survey, which provides quantitative benchmarks for continuous improvement.

SYSTEMS We are also investing heavily in systems--design workstations, computers, networks and other automation tools that will make us more productive--as part of our Project Enterprise initiative.* The scope of Project Enterprise is very broad and includes reporting systems that help us carefully manage programs and expenses across the organization. It also includes advanced computer-aided design, telecommunications and other tools to improve communication and reduce our product development cycle.

[PHOTO]

INFRASTRUCTURE

FSI has structured its organization and continuously develops the infrastructure to stay customer-focused and to have the capacity to grow.
The opening of the Microlithography Division's applications lab in Dallas in 1992 and the investment in new engineering design tools in 1993 proved vital to FSI's success.

        The division has outgrown its current facility and we are building an engineering, manufacturing and laboratory facility in Allen, Texas to expand our current capabilities.

        In 1993, we initiated Project Enterprise, our strategic effort to develop integrated, company-wide systems to increase productivity and give FSI a competitive advantage.



                            8   FSI INTERNATIONAL

FACILITIES Fundamental to FSI's infrastructure are our laboratory and manufacturing facilities. The microlithography laboratory in Dallas, which opened in 1993, was critical to the acceptance of the POLARIS cluster technology. The laboratory allowed customers to test system capabilities for their specific applications.It is essential that these laboratories remain on the leading edge. They are used by FSI's engineers to improve existing process applications and develop new ones. Our customers also use these laboratories to evaluate applications for FSI products in a controlled environment. We have outgrown the laboratory in Dallas and are including a Class 1 laboratory cleanroom within the new engineering and manufacturing facility in Allen, Texas. This will allow the Microlithography Division to demonstrate the productivity improvement and process capabilities of existing products and those under development. Our goal is to assemble the majority of the microlithography products at the same site where they are developed.


        In 1995, FSI opened a new manufacturing facility in Chaska, Minn. Currently, we are expanding this facility. The addition will include an 8,000 sq. ft. Class 1 process development, and demonstration laboratory and engineering and subsystem test facilities. Our goal is to consolidate all Surface Conditioning operations into the expanded Chaska facility by mid-1997. It is critical for us to increase our manufacturing capabilities now in light of our growth goals.*

INVESTING IN CUSTOMER SUPPORT

Customer support is a partnership between FSI, our customers and our affiliates in the international markets. Our goal is to be intimately involved with each customer in helping them improve their manufacturing processes. This is reflected in our approach to working with our own suppliers, whom we invite to participate in FSI quality


[Photo]

We opened a 100,000-square-foot manufacturing facility for surface conditioning and microlithography products in Minnesota in 1995. This facility is being expanded to allow all Surface Conditioning operations to be located at one site by mid-1997.

CUSTOMER SUPPORT

FSI works closely with our customers to ensure their satisfaction. We regularly receive the recognition of our customers and the industry for product and support excellence. Since 1991, we have received many awards, including awards from Motorola, IBM, Texas Instruments, Lucent Technologies, SGS Thomson, SEMATECH, VLSI Research, Semiconductor International and Solid State Technology magazines.
                             9 FSI INTERNATIONAL
training. Extending this training to our key suppliers gives them added insight to our industry, our products and services, and our approach to doing business.

        By working closer with our suppliers, we can be a better supplier.

        Because customer satisfaction is a moving target, FSI continually monitors it. We use a post-installation and customer satisfaction surveys to measure our performance.

        Another indicator of our customer satisfaction is the industry and customer recognition we've earned over the years. FSI has won awards from VLSI Research given to the top-ranked equipment suppliers based on customer rankings.

        We also received direct recognition from customers in 1996. For the sixth time, Texas Instruments honored FSI with its Supplier Excellence Award, which is presented "to an elite group of suppliers representing less than one half of one percent of TI suppliers."

        During the year, FSI also received a Supplier Excellence Award for its performance in 1995 from the Microelectronics Group of Lucent Technologies (formerly part of AT&T).

INVESTING IN GLOBAL EXPANSION
Our customers have worldwide operations. This requires FSI to have a global presence with local service and support.

        We made a significant commitment to becoming a global company in 1991 when FSI announced a joint venture with Mitsui, Ltd. and its wholly owned subsidiary, Chlorine Engineers Corp., Ltd. in Japan--named m.FSI. FSI has steadily increased its international presence through its affiliations with m.FSI in Japan and Metron in Europe and Asia/Pacific.

        Events like last year's European MERCURY Spray Processor Application Technology Forum conducted by the Surface Conditioning Division have helped connect


[PHOTO]


        As another measure of our dedication to being a quality supplier, FSI received ISO 9001 registration in 1994. We continually strive to improve our quality processes to meet the ever-changing needs of our customers around the globe.

Global Expansion

        FSI had its origin nearly 25 years ago. Since then we have grown to be a global supplier, largely through the development of strong international distribution partnerships.


        In 1991, FSI announced a joint venture with Mitsui, Ltd, in Japan-named m-FSI.

        Since then, FSI has dramatically expanded its international presence through our affiliations with m-FSI and Metron Technology, B.V.







                             10 FSI INTERNATIONAL

-------------------------------------------
    INTERNATIONAL SALES (in millions)
-------------------------------------------
1992                      $ 18
1993                      $ 33
1994                      $ 33
1995                      $ 72
1996                      $108
-------------------------------------------



FSI technologists with users across Europe. Our European sales growth of 83 percent in fiscal 1996 testifies to our success in this market.

        FSI continually works toward strengthening our international marketing, sales, service and support channels. In fiscal 1997, we will focus on expanding our presence in Asia. We will build on the success we had with surface conditioning products, particularly in Japan. In fiscal 1996, the Chemical Management Division had some early successes with its first sale in Japan. In fiscal 1997 the division intends to establish a joint venture in Korea focused on supporting the needs of this fast-growing market.

FOCUSED ON THE FUTURE

While our past successes have taught us valuable lessons, we look to the future. FSI is a much different company than just five years ago, or even one year ago. Today we have a much broader product offering, a competitive operations infrastructure to help us bring current products to market and develop new ones, and the global reach we need to compete on a worldwide scale. Given the current industry conditions, fiscal 1997 will be a challenging year.* However, our focus is on implementing our long-term strategies so that FSI can achieve our growth goals.*

-------------------------------------------
SEMICONDUCTOR FABRICATION EQUIPMENT SALES
            (in billions)
-------------------------------------------
1992A                    $ 5.1
1993A                    $ 6.9
1994A                    $10.8
1995A                    $19.1
1996E                    $22.3
1997E                    $18.8
1998E                    $19.9
1999E                    $25.4
2000E                    $36.2
-------------------------------------------


Dataquest July 1996 Forecast

[PHOTO]

The merger of Metron SemiConductors Europa B.V. and Transpacific technology Corp. (n/k/a Metron Technology) in mid-1995, created the world's largest semiconductor equipment distributor outside Japan. Today, International sales represent more than one third of FSI's revenues.

Financial Strength

FSI is a technology company that prides itself on being a well-capitalized, fiscally conservative company. A series of stock offerings over the years have raised capital position, FSI is well situated for challenging market conditions in 1997.*


                             11  FSI INTERNATIONAL

A HISTORY OF INVESTING IN THE FUTURE

LICENSING TECHNOLOGY

FSI licensed ARIES cryogenic aerosol cleaning technology from IBM in August 1995. This technology gives FSI a leading-edge, environmentally friendly solution for particle and residue removal from silicon wafers. Licensing technologies gives FSI a quick start in new markets. In 1991, FSI started what is now its largest division by licensing POLARIS microlithography cluster technology from Texas Instruments.


DEVELOPING TECHNOLOGY


FSI invests heavily in developing next-generation technologies and takes an active leadership role in the semiconductor equipment industry. For example, in 1992, FSI was awarded a $2 million NIST grant for the development of dry gas-phase cleaning technology.In addition to developing next generation products, FSI continually enhances existing products. Automated features for the MERCURY surface conditioning system, new blend and dispense technologies for the ChemFill product line and higher process throughput in the POLARIS 2100 and 2200 clusters are just a few examples of FSI listening and responding to customer needs.

ACQUIRING TECHNOLOGY

Through acquisitions, FSI has added depth to its product offerings and branched into new markets. In March 1995, FSI acquired Applied Chemical Solutions, positioning the company to participate in the fast-growing chemical mechanical planarization (CMP) market.

        In April 1996, the acquisition of Semiconductor Systems, Inc. gave FSI a more complete offering for multi-chip module, thin film head and flat panel display markets.

INFRASTRUCTURE

FSI has structured its organization and continuously develops the infrastructure to stay customer-focused and to have the capacity to grow.
The opening of the Microlithography Division's applications lab in Dallas in 1992 and the investment in new engineering design tools in 1993 proved vital to FSI's success.

        The division has outgrown its current facility and we are building an engineering, manufacturing and laboratory facility in Allen, Texas to expand our current capabilities.

        In 1993, we initiated Project Enterprise, our strategic effort to develop integrated, company-wide systems to increase productivity and give FSI a competitive advantage.We opened a 100,000-square-foot manufacturing facility for surface conditioning and microlithography products in Minnesota in 1995. This facility is being expanded to allow all Surface Conditioning operations to be located at one site by mid-1997.

CUSTOMER SUPPORT

FSI works closely with our customers to ensure their satisfaction. We regularly receive the recognition of our customers and the industry for product and support excellence. Since 1991, we have received many awards, including awards from Motorola, IBM, Texas Instruments, Lucent Technologies, SGS Thomson, SEMATECH, VLSI Research, Semiconductor International and Solid State Technology magazines.

        As another measure of our dedication to being a quality supplier, FSI received ISO 9001 registration in 1994. We continually strive to improve our quality processes to meet the ever-changing needs of our customers around the globe.

FIVE-YEAR SELECTED FINANCIAL DATA


Fiscal years ended August                               1996              1995              1994           1993            1992
(In thousands except per share data)
Operations(1)
Sales                                                 $304,041            $218,460         $124,667       $104,105        $70,892
Gross profit                                           129,802              89,807           52,755         41,976         31,718
Selling, general and administrative expenses            58,742              39,999           24,515         18,328         14,380
Research and development expenses                       40,998              28,037           18,756         14,392         11,748
Operating income                                        30,062              21,771            9,484          9,256          5,590
Net income                                              28,548              21,358            9,767          9,448          4,315
Net income per common share                               1.23                1.13             0.65           0.77           0.40
Weighted average common shares
and common share equivalents                            23,139              18,825           14,973         12,324         10,888

Pro forma data(2)
Net income                                            $ 28,242            $ 20,533         $  8,295       $  7,098        $ 1,592
Net income per common share                               1.22                1.09             0.55           0.58           0.15
Balance Sheet(1)
Cash and cash equivalents, and marketable securities  $ 71,921            $112,833         $ 13,558          4,552        $ 4,076
Working capital                                        156,348             153,263           34,928         18,823         17,426
Total assets                                           293,283             251,567           84,252         52,729         47,485
Total debt                                                 498               4,892            1,541          3,596          5,965
Stockholders' equity                                   218,127             186,667           51,115         28,173         25,538



(1) All amounts have been adjusted to reflect the acquisition, effective April 4, 1996, of Semiconductor Systems, Inc. The acquisition was accounted for using the pooling-of-interests method of accounting. See Note 3 of Notes to Consolidated Financial Statements.

(2) Pro forma information reflects adjustments made to net income to record additional tax expense for Semiconductor Systems, Inc. as if it would have been a C Corporation versus an S Corporation prior to the merger.

--------------------------------
      SALES (in millions)
--------------------------------
$71    $104   $125   $218   $304
1992   1993   1994   1995   1996
--------------------------------

------------------------------------
 OPERATING INCOME (percent of sales)
------------------------------------
7.9%   8.9%   7.6%   10.0%  9.9%
1992   1993   1994   1995   1996
------------------------------------

---------------------------------------
EQUITY IN EARNINGS (LOSS) OF AFFILIATES
           (in millions)
---------------------------------------
$(0.4)  $1.3   $1.8   $3.6   $5.1
1992    1993   1994   1995   1996
---------------------------------------

---------------------------------------
       NET INCOME (in millions)
---------------------------------------
$4.3    $9.4   $9.8   $21.4  $28.5
1992    1993   1994   1995   1996
---------------------------------------




                           12    FSI INTERNATIONAL

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           & RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The information in this discussion, except for the historical information contained herein, contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by that statute. Such statements are subject to risks and uncertainties, several of which are discussed below. Readers are cautioned not to place undue reliance on these forward-looking statements as actual results could differ materially. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences. Such statements are marked with an asterik (*).

        In the first half of fiscal 1996, the semiconductor industry began a slowdown in growth. As a result, certain of the Company's customers have delayed orders and/or cancelled expansion plans. Due to difficult industry conditions, which are expected to last at least until the second half of calendar 1997, the Company adopted certain cost control measures in an attempt to align spending with expected sales decreases. Fiscal 1996 results include approximately $1.5 million of pre-tax charges in the fourth quarter associated with eliminating or reducing the scope of certain programs as part of the Company's cost control measures. Additional cost control measures, including mandatory furlough days, a reduction in executive compensation, and a 9% reduction in the work force were implemented in September 1996. The Company expects to take a pretax charge of approximately $300,000 in the first quarter of fiscal 1997 relating to the reduction in force.*


        The Company completed the acquisition of Semiconductor Systems, Inc. (Semiconductor Systems) on April 4, 1996. The acquisition expanded the Company's microlithography product line. The acquisition of Semiconductor Systems was accounted for as a pooling of interests. Accordingly, all historical financial information for FSI International, Inc. and subsidiaries has been restated to include the operations of Semiconductor Systems as though the two entities have always been combined.

        The following table sets forth, for the fiscal years indicated, certain income and expense items as a percent of total sales.

PERCENT OF SALES


Fiscal Years Ended August               1996           1995           1994

Sales                                  100.0%         100.0%         100.0%
Cost of goods sold                      57.3           58.9           57.7
Gross profit                            42.7           41.1           42.3
Selling, general and
 administrative                         19.3           18.3           19.7
Research and development                13.5           12.8           15.0
Operating income                         9.9           10.0            7.6
Other income (expense), net              1.3            0.9           (0.2)
Income before income taxes              11.2           10.9            7.4
Income tax expense                       3.4            2.7            1.0
Minority interest                       (0.1)             -              -
Equity in earnings of affiliates         1.7            1.6            1.4
Net income                               9.4%           9.8%           7.8%



SALES: Sales increased to $304.0 million for the fiscal year ended August 31, 1996 as compared to $218.5 million for the fiscal year ended August 26, 1995. The increase in sales occurred in all product lines and was generally attributable to increased unit sales and, to a lesser extent, to increases in the average selling price resulting from additional features added to standard product configurations. The increase in unit sales is largely due to an increased demand for equipment resulting from the construction of new and the expansion of existing semiconductor manufacturing facilities by our customers. Sales for fiscal 1995 of $218.5 million increased 75% from $124.7 million for fiscal 1994. The increase in sales from fiscal 1994 to fiscal 1995 also occurred in all product lines due to increased unit sales driven primarily by the construction of new and the expansion of existing manufacturing facilities by our semiconductor manufacturing customers, the acquisition of Applied Chemical Solutions (ACS) in March 1995 and our investment in FSI Metron Europe
(FME) in January 1995.

        International sales were $107.9 million, $71.6 million, and $32.9 million during fiscal 1996, 1995 and 1994, respectively, and represented approximately 35%, 33% and 26% of sales during these periods. The majority of the increase in international sales in 1996 related to expansions by our customers in Europe and Asia. Sales of the Company's products in both Europe and Asia also increased from 1994 to 1995.


                            13   FSI INTERNATIONAL

The majority of the increase in international sales in fiscal 1995 related to a significant increase in microlithography cluster sales in Asia. See Note 14 to the Company's consolidated financial statements for additional information regarding the Company's international sales.

-----------------------------------------
    INTERNATIONAL SALES (in millions)
-----------------------------------------
1994                                 $ 33
1995                                 $ 72
1996                                 $108
-----------------------------------------

        In recent months, the semiconductor industry has been experiencing volatility in product demand and pricing, which have caused semiconductor manufacturers to exercise caution in making capital equipment purchasing decisions. Certain semiconductor manufacturers have announced their intent to delay expansion of current facilities and/or the construction, facilitization or equipping of new manufacturing facilities. The Company has experienced some cancellations and delays of orders and delays in shipping of orders. Based upon current industry trends, the Company is expecting a sales decline of approximately 8% to 12% in fiscal 1997 as compared to fiscal 1996.* Further order cancellations or delays by customers are possible and could have a further adverse effect on the Company's financial results for fiscal 1997.*

        The Company ended the fiscal year with a backlog of $113 million as compared to $127 million at the end of fiscal 1995. Orders for products of the Company's Microlithography and Chemical Management core businesses represented approximately 50% and 30%, respectively, of fiscal 1996 year-end backlog. Backlog consists of orders with delivery dates within the next twelve months for which a customer purchase order has been received or a customer purchase order number has been communicated to the Company. Because of the timing and relative size of orders and the possibility of cancellations or customer delays, backlog is not necessarily indicative of sales for future periods.

GROSS PROFIT: Gross profit as a percentage of sales for fiscal 1996 was 42.7% as compared to approximately 41.1% for fiscal 1995. The increase in gross profit margin was generally due to product mix, along with improved margins in the Chemical Management Division. Gross profit as a percentage of sales for fiscal 1995 was 41.1% as compared to 42.3% for fiscal 1994. The decrease in gross profit percentage was generally due to increased international sales which generally carry lower gross profit margins. In addition, the decrease was also related to an increase in the percentage of total sales of the Company's lower margin products.

        The Company's gross profit margin may fluctuate as a result of a number of factors, including the mix of products sold, the proportion of international sales and competitive pricing pressures. The Company made a final payment to the licensor and now has a fully paid up, nonexclusive, worldwide license for its Polaris(R) product. This should improve the Company's gross profit margin on this product.* However, the Company expects overall gross margins to decrease in fiscal 1997 due to the industry slow-down, expected lower sales levels, start-up of the Company's new manufacturing facility in Allen, Texas, lower margins on new product introductions (primarily due to the high original equipment manufacturer content of such products), and increased pricing pressure from competitors.*

---------------------------------------
     GROSS PROFITS (in millions)
---------------------------------------
1994                               $ 53
1995                               $ 90
1996                               $130
---------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses were $58.7 million, $40.0 million and $24.5 million or 19.3%, 18.3% and 19.7% of sales during fiscal 1996, 1995 and 1994, respectively. The increases in the amount of SG&A expenses in 1996 and 1995 were due primarily to higher costs related to expanded customer support, increases in management incentive bonuses,


                            14  FSI INTERNATIONAL
employee profit sharing and higher commissions due to increased sales levels, increased allowance for bad debts, and costs associated with the computer systems upgrade. Increased marketing costs related to the introduction of new products also contributed to the higher SG&A expenses in fiscal 1996. In addition, the overall number of personnel in SG&A increased more than 60% from the end of fiscal 1994 to the end of fiscal 1995. The Company expects that SG&A expenses will increase as a percent of sales in fiscal 1997 due to continued investments in customer service support, computer systems upgrade, and expanded sales, marketing and support focus in Japan and Asia.*

-----------------------------------------
     SG&A EXPENSE (percent of sales)
-----------------------------------------
1994        19.7
1995        18.3
1996        19.3
-----------------------------------------


RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses for fiscal 1996 were $41.0 million, or 13.5% of sales, as compared to $28.0 million, or 12.8% of sales, for fiscal 1995 and $18.8 million, or 15.0% of sales, for fiscal 1994. The increases in the amount of R&D expenses resulted primarily from the Company's continued development efforts on new and existing products, including the ARIES(TM) CryoKinetic(TM) cleaning system, ZETA(TM) automated surface conditioning system, the ORION(R) vacuum-based gas phase (dry) cleaning system, new Polaris(R) 2100 and 2200 cluster models, the EXCALIBUR(R) MVP system, OrbiTrak(R) system enhancements and certain new chemical management products. The successful introduction of new products is important to the long-term growth of the Company. The Company's goal is to invest approximately 13% to 15% of sales in research and development programs. The Company expects to be at the high end of this range during fiscal 1997 as it continues to invest in new product and process development programs.*

        During fiscal years 1996, 1995 and 1994, the Company recognized approximately $0, $546,000 and $1.3 million, respectively, of third-party funding as reductions in research and development expenses. Sponsored research and development funding in fiscal 1997 is expected to be minimal.

--------------------------------------------
      R&D EXPENSE (percent of sales)
--------------------------------------------
1994             15.0
1995             12.8
1996             13.5
--------------------------------------------


OTHER INCOME (EXPENSE): Other income (expense) was approximately $4.1 million of income, or 1.3% of sales, for fiscal 1996 as compared to $2.1 million of income, or 0.9% of sales, for fiscal 1995. The majority of the change was due to an increase of approximately $2.5 million in interest income recognized on cash and cash equivalents, and marketable securities. Other income (expense) was approximately $2.1 million of income, or 0.9% of sales, for fiscal 1995 as compared to $226,000 of expense, or 0.2% of sales, for fiscal 1994. The majority of the change was due to an increase in interest income of approximately $1.7 million recognized on cash and cash equivalents and marketable securities. The Company's average cash and cash equivalents, and marketable securities balances increased due to the proceeds of two secondary offerings completed in February and July 1995.

INCOME TAX EXPENSE: Income tax expense for fiscal 1996 was approximately $10.3 million or 30.0% of pretax profit compared to approximately $5.9 million or 24.9% of pretax profit for fiscal 1995. Included in tax expense in fiscal 1996 is a tax benefit of approximately $1.5 million for net deferred tax assets relating to existing temporary differences of Semiconductor Systems recorded at the time of its conversion from an S corporation to a C corporation upon closing of the acquisition. The Company's income tax expense for fiscal 1995 was approximately $5.9 million or 24.9% of pretax profit compared to approximately $1.3 million or 13.9%


                             15 FSI INTERNATIONAL
for fiscal 1994. The lower tax rate in 1994 is due to the reinstatement of deferred tax assets resulting from the generation of taxable income in fiscal 1994. The Company anticipates its effective tax rate will range from 30% to 32% in fiscal 1997.*

EQUITY IN EARNINGS OF AFFILIATES: The equity in earnings of affiliates was $5.1 million, $3.6 million and $1.8 million for fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 is due to improved earnings at both affiliates (Metron Technology B.V. and m-FSI Ltd.), due to expansion by semiconductor device manufacturers in Europe and Japan and the strong growth taking place in the Asia/Pacific market. The increase in 1995 primarily resulted from the increased earnings from Metron Technology B.V. (Metron).

------------------------------------------------------
   EQUITY IN EARNINGS OF AFFILIATES (in millions)
------------------------------------------------------
1994            $1.8
1995            $3.6
1996            $5.1
------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents, and marketable securities were approximately $71.9 million as of August 31, 1996, a decrease of $40.9 million from the end of fiscal 1995. The decrease in cash and cash equivalents and marketable securities resulted primarily from the use of cash to support operations in response to growth, to fund facilities expansion and to pay off the Semiconductor Systems' debt of approximately $4.5 million.

------------------------------------------------------
           CASH AND CASH EQUIVALENTS, AND
         MARKETABLE SECURITIES (in millions)
------------------------------------------------------
1994            $ 14
1995            $113
1996            $ 72
------------------------------------------------------


        The Company's accounts receivable increased by approximately 51.4% or $27.4 million, from the end of fiscal 1995. The increase in accounts receivable was mainly due to increased sales of chemical management products, which typically have higher retainages by the customer and generally take longer to collect. In addition, payment of retainages on other products continue to be delayed by customers.

The Company's inventory increased approximately $23.5 million to $64.1 million at the end of fiscal 1996, as compared to $40.6 million at the end of fiscal 1995. This was mainly due to increased levels of raw materials and purchased parts required for higher sales order activity and new product introduction programs. In addition, there were customer-requested delays in shipping certain equipment orders which are currently planned to ship in the first quarter of fiscal 1997. As of August 31, 1996, the Company's current ratio of current assets to current liabilities was 3.1 to 1.0 and working capital was $156.3 million.

--------------------------------------
     TOTAL ASSETS (in millions)
--------------------------------------
1994             $ 84
1995             $252
1996             $293
--------------------------------------


        The Company had acquisitions of property, plant and equipment of $33.1 and $16.9 million in fiscal 1996 and fiscal 1995, respectively. The increase in acquisitions reflects the investments in computer equipment and facilities expansion.

        The Company is in the process of constructing and equipping a new 88,000-square-foot laboratory and engineering facility at a cost of approximately $27.0 million, for the Surface Conditioning Division in Chaska, Minn. The Company expects to move the Surface Conditioning Division into the new facility in the middle of calendar 1997. The laboratory facility will be equipped with certain new advanced surface conditioning products which were introduced in late fiscal 1996 or are expected to be introduced in fiscal 1997.


                            16   FSI INTERNATIONAL

        The Company is also in the process of building and equipping a 150,000-square-foot engineering, manufacturing and laboratory facility in Allen, Texas, to expand the manufacturing and development capabilities of the Company's Microlithography Division. The new facility is expected to be completed by the end of the first quarter of calendar 1997.

        The Company had previously negotiated the terms of a credit facility with a third-party lender but has decided not to enter into this facility at this time. The Company is examining other short-term and long-term debt financing alternatives. The Company believes that existing cash, cash equivalents, marketable securities and internally generated funds will be sufficient to meet the Company's currently projected working capital and other cash requirements through at least the end of fiscal 1997.*

        The Company believes that success in its industry requires substantial capital to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, as market and business conditions warrant, invest in or acquire complementary businesses, products or technologies. The Company may fund such activities with additional equity or debt financings. The sale of additional equity or debt securities could result in additional dilution to the Company's shareholders.

        In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). FAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, FAS 123 is not expected to have a material impact on the Company's financial position or results of operations. Effective with the issuance of the Company's fiscal year 1997 financial statements, the Company will disclose proforma net income and net income per share amounts as if FAS 123 were applied.

RISK FACTORS

        Due to the nature of business and the industry in which the Company operates, the following risk factors should be considered in addition to others described above.

CURRENT SLOWDOWN AND VOLATILITY IN THE SEMICONDUCTOR INDUSTRY: The Company's business depends upon the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry has been cyclical in nature and historically experienced periodic downturns. The semiconductor industry is presently experiencing a slowdown in terms of product demand and volatility in terms of product pricing. During 1995 many of the semiconductor device manufacturers announced plans to expand existing or build new semiconductor device manufacturing facilities. In early 1996, the average selling price of memory chips and certain other semiconductor devices significantly decreased. This has resulted in semiconductor device manufacturers announcing delays in their expansion plans. This slowdown and volatility has caused the semiconductor industry to reduce its demand for semiconductor processing equipment and, in some instances, to delay capital equipment decisions. In some cases this has resulted in order cancellations or delays of orders and delays of delivery dates for the Company's products. No assurance can be given that the Company's sales and operating results will not be adversely affected during this and possible future downturns in the semiconductor industry. In addition, the need for continued investments in research and development, substantial capital equipment requirements and extensive ongoing worldwide customer service and support capability will limit the Company's ability to reduce expenses. Accordingly, there is no assurance that the Company will be able to remain profitable in the future.

RISK OF DELAYS IN INTRODUCING NEW PRODUCTS AND THE MARKET'S ACCEPTANCE OF SUCH
PRODUCTS: Semiconductor device manufacturing equipment and processes are subject to rapid technological change and new product introductions, as well as


                            17   FSI INTERNATIONAL
evolving industry standards. The Company believes semiconductor device manufacturers are increasingly relying on equipment manufacturers to design and develop more efficient equipment, to design and implement improved processes for the benefit of semiconductor device manufacturers and to integrate their equipment with that of other equipment manufacturers. The Company must continue to develop, manufacture and market new products which conform to evolving industry standards. The success of the Company in developing, introducing and selling new and enhanced equipment depends upon a variety of factors including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field, and effective sales and marketing. The Company must also manage product transitions successfully, as introductions of new products could adversely affect the sales of existing products. The Company's failure to develop and successfully introduce new products or enhancements to its existing products and processes or achieve market acceptance of the new products or enhancements could adversely affect the Company's business and results of operations.

NEW FACILITIES CONSTRUCTION: The Company is adding manufacturing capacity during fiscal 1997. This additional manufacturing capacity will have a negative impact on gross profit margins if the Company's anticipated revenue levels are not met. The potential impact of idle manufacturing capacity on gross margins could have an adverse impact on the Company's future financial results.

SUCCESSFUL INTEGRATION OF SEMICONDUCTOR SYSTEMS: The Company's acquisition of Semiconductor Systems requires the integration of its personnel, products and operations. If this integration is not successful, there may be an adverse impact on the Company's 1997 business and financial operations and the long-term growth of the Company.

VOLATILITY OF STOCK PRICE: The Company's common stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter-to-quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or customers, government regulations and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, as well as economic conditions generally and, in the semiconductor device industry specifically, may adversely affect the market price of the Company's common stock.

SUCCESSFUL IMPLEMENTATION OF NEW BUSINESS SYSTEM: The Company is in the process of defining and testing a new Company-wide integrated business system for implementation during fiscal 1997. If the implementation of the new system is not successful, there may be an adverse impact on the Company's business and results of operations.

HIGHLY COMPETITIVE INDUSTRY: The semiconductor processing equipment industry is highly competitive. The Company faces substantial competition throughout the world. The Company believes that to remain competitive, it will require significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development. The Company believes that the semiconductor equipment industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. Certain of the Company's competitors have substantially greater financial, marketing, and customer service and support capabilities than the Company. In addition, there are smaller emerging semiconductor equipment companies that provide innovative technology. The Company expects its competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. No assurance can be given that the Company will continue to compete successfully in the United States or elsewhere.



                             18 FSI INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
FSI International, Inc.:

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 31, 1996 and August 26, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 31, 1996 and August 26, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Minneapolis, Minnesota
October 11, 1996

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

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

        As part of their audit of the consolidated financial statements, KPMG Peat Marwick LLP, the independent auditors, consider the internal control structure of the Company to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach; however, it is not intended to provide assurance on the system of internal control. Management recognizes the role of constructive recommendations from the auditors as part of the auditing process and responds to each suggestion.

        The Audit Committee of the Board of Directors, which consists of two outside and one inside director, meets periodically with management and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to the external auditors.

/s/ Joel A. Elftmann                          /s/ Benno Sand

Joel A. Elftmann                              Benno Sand
Chairman, President                           Executive Vice President
and Chief Executive Officer                   and Chief Financial Officer


                            19   FSI INTERNATIONAL

CONSOLIDATED STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------------
YEARS ENDED                                          AUGUST 31               AUGUST 26     AUGUST 27
---------------------------------------------------------------------------------------------------------
                                                       1996                    1995           1994

Sales (including sales to affiliates of
 $76,437,000, $42,625,000
 and $24,699,000, respectively)                    $304,040,806            $218,460,364      $124,666,653
Cost of goods sold                                  174,238,449             128,653,351        71,911,375
                                                   ------------            ------------      ------------
 Gross profit                                       129,802,357              89,807,013        52,755,278
Selling, general and administrative
expenses                                             58,742,058              39,998,913        24,515,376
Research and development expenses                    40,997,860              28,036,705        18,755,894
                                                   ------------            ------------      ------------
 Operating income                                    30,062,439              21,771,395         9,484,008
Interest expense                                       (464,583)               (163,745)         (470,521)
Interest income                                       4,662,888               2,147,619           399,211
Other income (expense), net                             (73,220)                133,079          (154,314)
                                                   ------------            ------------      ------------
 Income before income taxes                          34,187,524              23,888,348         9,258,384
Income tax expense                                   10,250,000               5,942,000         1,291,000
                                                   ------------            ------------      ------------
Income before minority interest and equity
 in earnings of affiliates                           23,937,524              17,946,348         7,967,384
Minority interest                                      (497,560)               (155,562)                -
Equity in earnings of affiliates                      5,108,442               3,566,900         1,799,750
                                                   ------------            ------------      ------------
 Net income                                        $ 28,548,406            $ 21,357,686      $  9,767,134
                                                   ------------            ------------      ------------
 Net income per common share                       $       1.23            $       1.13      $       0.65
Weighted average common shares and common
share equivalents                                    23,138,974              18,825,480        14,972,668

PRO FORMA INFORMATION: (Note 3)
Income tax expense                                 $ 10,556,000            $  6,767,000      $  2,763,000
Net income                                         $ 28,242,406            $ 20,532,686      $  8,295,134
Net income per common share                               $1.22            $       1.09      $       0.55


The accompanying notes are an integral part of the consolidated financial statements.



                            20   FSI INTERNATIONAL

CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------------------------
                                                                                      AUGUST 31           AUGUST 26
-------------------------------------------------------------------------------------------------------------------
                                                                                           1996                1995
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 48,804,158         $ 97,010,076
  Marketable securities                                                             23,116,484           15,823,282
  Trade accounts receivable, less allowance for doubtful accounts
    of $1,843,000 and $1,234,000, respectively                                      60,532,701           40,273,969
  Trade accounts receivable from affiliates                                         20,228,673           13,069,739
  Inventories                                                                       64,075,294           40,577,435
  Deferred income tax benefit                                                        8,262,861            5,828,018
  Prepaid expenses and other current assets                                          4,974,079            4,668,052
                                                                                  ------------         ------------
    Total current assets                                                           229,994,250          217,250,571
                                                                                  ------------         ------------
Property, plant and equipment, net                                                  45,594,617           20,126,119
Investment in affiliates                                                            12,765,401            8,813,370
Deposits and other assets                                                            4,395,595            4,781,842
Deferred income tax benefit                                                            533,518              595,085
                                                                                  ------------         ------------
                                                                                  $293,283,381         $251,566,987
                                                                                  ============         ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable to bank                                                           $          -         $  4,500,000
  Current maturities of long-term debt                                                 207,000              160,928
  Trade accounts payable                                                            30,834,470           27,012,150
  Accrued expenses                                                                  29,069,279           23,977,855
  Customer deposits                                                                  3,710,547            2,614,874
  Deferred revenue                                                                   9,824,693            5,722,030
                                                                                  ------------         ------------
    Total current liabilities                                                       73,645,989           63,987,837
                                                                                  ------------         ------------
Long-term debt, less current maturities                                                290,948              231,011
Minority interest                                                                    1,127,058              681,558
Deferred income taxes                                                                   92,021                    -
Stockholders' equity:
  Preferred stock, no par value; 10,000,000 shares authorized;
    none issued and outstanding                                                              -                    -
  Common stock, no par value; 50,000,000 shares authorized; issued
    and outstanding, 22,362,056 and 21,999,818 shares, respectively                157,731,828          144,387,884
  Retained earnings                                                                 60,345,308           41,020,002
  Cumulative translation adjustment                                                     50,229            1,258,695
                                                                                  ------------         ------------
    Total stockholders' equity                                                     218,127,365          186,666,581
                                                                                  ------------         ------------
Commitments (Notes 4, 6, 7 and 18)                                                $293,283,381         $251,566,987
                                                                                  ============         ============


The accompanying notes are an integral part of the consolidated financial statements.




                         21  FSI INTERNATIONAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                               COMMON STOCK
                                                          ------------------------
                                                                                                            CUMULATIVE
YEARS ENDED AUGUST 31, 1996, AUGUST 26, 1995               NUMBER OF                         RETAINED       TRANSLATION
AND AUGUST 27, 1994                                         SHARES         AMOUNT            EARNINGS        ADJUSTMENT    TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 28, 1993                                   11,425,378    $ 13,557,929      $14,216,082    $  398,609  $ 28,172,620
Stock issuance                                              3,479,901      14,804,079                -             -    14,804,079
Tax benefit from stock options exercised                            -         365,410                -             -       365,410
Change in cumulative translation adjustment                         -               -                -       (37,217)      (37,217)
S Corporation distributions to
  Semiconductor Systems' shareholders                               -               -       (1,957,200)            -    (1,957,200)
Net income                                                          -                        9,767,134             -     9,767,134
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 27, 1994                                   14,905,279      28,727,418       22,026,016       361,392    51,114,826
Stock issuance                                              7,094,539     114,913,188                -             -   114,913,188
Tax benefit from stock options exercised                            -         747,278                -             -       747,278
Change in cumulative translation adjustment                         -               -                -       897,303       897,303
S Corporation distributions to
  Semiconductor Systems' shareholders                               -               -       (1,879,600)            -    (1,879,600)
Net income                                                          -               -       21,357,686             -    21,357,686
Adjustment to eliminate the effect of including
  Semiconductor Systems' net income and
  S Corporation distributions for the four months
  ended December 31, 1994 in both fiscal
  1995 and 1994                                                     -              -          (484,100)            -      (484,100)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 26, 1995                                   21,999,818     144,387,884       41,020,002     1,258,695   186,666,581
Stock issuance                                                362,238       1,817,747                -             -     1,817,747
Tax benefit from stock options exercised                            -       2,932,197                -             -     2,932,197
Reclassification of undistributed S Corporation
  earnings to common stock                                          -       8,594,000       (8,594,000)            -             -
S Corporation distributions to
  Semiconductor Systems' shareholders                               -               -         (629,100)            -      (629,100)
Change in cumulative translation adjustment                         -               -                -    (1,208,466)   (1,208,466)
Net income                                                          -               -       28,548,406             -    28,548,406
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1996                                   22,362,056    $157,731,828      $60,345,308       $50,229  $218,127,365
----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.


                            22   FSI INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------
YEARS ENDED                                                         AUGUST 31         AUGUST 26        AUGUST 27
------------------------------------------------------------------------------------------------------------------
                                                                         1996              1995             1994

OPERATING ACTIVITIES
Net income                                                       $ 28,548,406      $ 21,357,686      $ 9,767,134
Adjustments to reconcile net income to net cash (used in)
   provided by operating activities:
      Minority interest                                               497,560           155,562                -
      Depreciation and amortization                                 8,209,407         3,741,901        3,084,841
      Provision for deferred income taxes                          (2,281,255)       (4,591,103)        (696,000)
      Stock issued for services                                             -            65,643          141,376
      Equity in earnings of affiliates                             (5,108,442)       (3,566,900)      (1,799,750)
      Gain on sale of equipment                                             -            (8,000)         (19,254)
   Changes in operating assets and liabilities:
         Trade accounts receivable                                (27,417,666)      (27,682,119)      (8,758,164)
         Inventories                                              (23,497,859)      (19,294,290)      (4,461,475)
         Prepaid expenses and other current assets                   (306,027)         (346,314)      (2,157,324)
         Trade accounts payable                                     3,822,320        13,485,625        2,991,564
         Accrued expenses                                           8,229,246        13,942,917        3,749,203
         Customer deposits                                          1,095,673        (1,071,074)       2,901,801
         Deferred revenue                                           4,102,663         2,517,138        1,589,371
         Other                                                       (104,115)           13,854            8,000
                                                                 ------------      ------------      -----------
   Net cash (used in) provided by operating activities             (4,210,089)       (1,279,474)       6,341,323

INVESTING ACTIVITIES
Investment in FME joint venture, net of cash received                       -          (850,333)               -
Acquisition of property, plant and equipment                      (33,111,987)      (16,899,586)      (3,536,591)
Proceeds from note receivable from affiliate                                -           500,000                -
Purchase of marketable securities                                 (32,679,361)      (14,219,782)        (159,000)
Sales of marketable securities                                      7,028,937                 -          673,000
Maturities of marketable securities                                18,357,222                 -                -
Decrease (increase) in deposits and other assets                       61,939           887,797       (4,321,350)
Proceeds from sale of equipment                                             -             8,000           19,254
                                                                 ------------      ------------      -----------
   Net cash used in investing activities                          (40,343,250)      (30,573,904)      (7,324,687)

FINANCING ACTIVITIES
Restricted cash                                                             -                 -        1,370,891
Principal payments on long-term debt                                 (240,866)         (262,720)        (968,865)
Increase in long-term debt                                            105,265           279,400          156,600
Payments on notes payable to bank                                 (14,461,656)       (3,350,000)      (4,589,497)
Advances on notes payable to bank                                   9,961,656         7,850,000        3,200,000
S Corporation distribution payments                                  (629,100)       (1,879,600)      (1,957,200)
Net proceeds from issuance of common stock                          1,612,122       114,847,545       14,662,703
                                                                 ------------      ------------      -----------
   Net cash (used in) provided by financing activities             (3,652,579)      117,484,625       11,874,632
                                                                 ------------      ------------      -----------
(Decrease) increase in cash and cash equivalents                  (48,205,918)       85,631,247       10,891,268
Cash flows for Semiconductor Systems for the
   four months ended December 31, 1994                                      -          (415,100)               -
Cash and cash equivalents at beginning of year                     97,010,076        11,793,929          902,661
                                                                 ------------      ------------      -----------
Cash and cash equivalents at end of year                         $ 48,804,158      $ 97,010,076      $11,793,929
                                                                 ============      ============      ===========


The accompanying notes are an integral part of the consolidated financial statements.


                            23  FSI INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended August 31, 1996, August 26, 1995 and August 27, 1994

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries, FSI International, Ltd., a foreign sales corporation (FSC), Applied Chemical Solutions, Inc. and Semiconductor Systems, Inc. (collectively, the "Company"). The 1996 and 1995 consolidated financial statements also include the accounts of FSI Metron Europe, Limited (FME), a joint venture owned equally by the Company and Metron Technology B.V., an affiliate of the Company. All significant intercompany balances and transactions have been eliminated in the consolidation.

        The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks. Fiscal 1996 consists of a 53-week period and fiscal 1995 and 1994 consist of 52-week periods.

REVENUE RECOGNITION. Revenue related to the majority of the Company's products is recognized upon shipment, except for newly introduced products and for initial customer installments, which are recognized upon the successful completion of an evaluation period. Revenue on chemical management systems for which the Company has certain responsibility for facilities engineering and design work, as well as installation, is recognized upon successful completion of the projects' phases and milestones. Losses on such projects are recognized in the period in which it is determined that it is probable that a loss might be incurred.

CASH AND CASH EQUIVALENTS. All highly liquid investments purchased with an original effective maturity of three months or less are considered to be cash equivalents.

MARKETABLE SECURITIES. In fiscal 1995, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under provisions of this statement, the Company classifies its marketable debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near-term. Held-to-maturity securities are those which the Company intends to, and has the ability to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. Trading and available-for-sale securities are recorded at fair market value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses for trading securities are included in earnings. Available-for-sale securities' unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized.

INVENTORIES. Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value.

PROPERTY, PLANT AND EQUIPMENT. Building and related costs are carried at cost and depreciated on a straight-line basis over a 30-year period. Leasehold improvements are carried at cost and amortized over a 3 to 15-year period or the term of the underlying lease, whichever is shorter. Equipment is carried at cost and depreciated on a straight-line or declining-balance method over its estimated economic life. Principal economic lives for equipment are one to seven years. Software developed for internal use is amortized over three years. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts and gains or losses are included in other income (expense). Maintenance and repairs are expensed as incurred; significant renewals and betterments are capitalized.

PATENTS AND LICENSE FEES. Patents and license fees are capitalized and amortized over their estimated economic or legal lives, whichever is shorter, ranging up to five years.

INVESTMENT IN AFFILIATES. The Company's investment in affiliated companies consists of a 37.5% interest in Metron Technology B.V., and a 49.0% interest in m.FSI Ltd. Each investment is accounted for by the equity method utilizing a three-month or two-month lag due to the affiliates' May and June year-ends. Summary financial information for these affiliates are included in Note 7.


                            24   FSI INTERNATIONAL

INCOME TAXES. Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

PRODUCT WARRANTY. The Company, in general, warrants new equipment manufactured by the Company to the original purchaser to be free from defects in material and workmanship for one to two years, depending upon the product. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates. Operating results for subsidiaries and investees are translated into U.S. dollars using the average rates of exchange prevailing during the year. Unrealized gains or losses resulting from translating subsidiaries and investees are included in the cumulative translation adjustment account in stockholders' equity.

NET INCOME PER COMMON SHARE. Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during the year. All stock options and stock warrants are reflected in the computation of common share equivalents. For all periods presented, fully diluted and primary net income per common share are approximately the same.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

NOTE 2: CONCENTRATION OF RISK AND FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and trade accounts receivable.

        The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from them. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

        The Company invests in a variety of financial instruments such as municipal bonds, commercial paper and money market fund shares. The Company, by policy, limits the amount of credit exposure with any one financial or commercial issuer.

        The Company's financial instruments amount reflected on the balance sheet, including cash and cash equivalents, marketable securities, accounts receivables, notes payable, accounts payable and accrued expenses, approximate fair value due to their short maturities.

        As of August 31, 1996 and August 26, 1995, all marketable securities are classified as available-for-sale.

        Information about the contractual maturities of marketable securities at August 31, 1996 is as follows:


------------------------------------------------------------------------------
                                         Due in One       Due After One Year
                                        Year or Less      Through Two Years
------------------------------------------------------------------------------
Obligations of States and
 Political Subdivisions                  $18,084,384         $5,032,100


        At August 31, 1996, $38,685,057 of investments in debt securities purchased with an original effective maturity date of less than three months are included in cash and cash equivalents on the balance sheet.

        Gross unrealized holding gains and losses and gross realized gains and losses on sales of marketable securities were not significant as of or for the years ended August 31, 1996 and August 26, 1995. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.


                            25   FSI INTERNATIONAL

NOTE 3: ACQUISITIONS

On April 4, 1996, the Company completed the acquisition of Semiconductor Systems, Inc. (Semiconductor Systems). In connection with the acquisition, the Company issued approximately 1,739,200 shares of its common stock. In addition, the Company issued options of approximately 60,800 shares of the Company's common stock in substitution of previously outstanding options to acquire shares of Semiconductor Systems' common stock.

        This transaction was accounted for as a pooling of interests; therefore, all financial statements presented have been restated to reflect the acquisition. Semiconductor Systems prepared its financial statements on a December 31 calendar year-end prior to the acquisition. In recording the pooling-of-interests combination, Semiconductor Systems' financial statements for the 12 months ended August 31, 1996 and August 26, 1995 were combined with FSI's financial statements for the same periods and Semiconductor Systems' financial statements for the years ended December 31, 1994 were combined with FSI's for the year ended August 27, 1994. Semiconductor Systems' unaudited results for the four months ended December 31, 1994 included sales of $10,500,000 and net income of $1,020,000. An adjustment was made to stockholders' equity in the combined historical financial statements to eliminate the effect of including Semiconductor Systems' net income and S Corporation distributions for the four months ended December 31, 1994 in the statements of operations for both fiscal years ended August 26, 1995 and August 27, 1994.

        Sales and net income (loss) included in the Company's consolidated statements of operations are as follows:

-----------------------------------------------------------------
Fiscal Year Ended          August 31     August 26     August 27
-----------------------------------------------------------------
                                1996          1995          1994
Sales:

  Semiconductor
    Systems             $ 29,952,300  $ 28,057,000  $ 28,229,000
  FSI and other
    subsidiaries         274,088,506   190,403,364    96,437,653
                        ------------  ------------  ------------
                        $304,040,806  $218,460,364  $124,666,653
                        ------------  ------------  ------------

Net income (loss):
  Semiconductor
    Systems             $   (265,500) $  2,072,000  $  4,121,000
  FSI and other
    subsidiaries          28,813,906    19,285,686     5,646,134
                        ------------  ------------  ------------
                        $ 28,548,406  $ 21,357,686  $  9,767,134
                        ============  ============  ============


        The Company recorded a net deferred tax asset and tax benefit of approximately $1,500,000 for temporary differences of Semiconductor Systems. The tax benefit is a result of Semiconductor Systems' conversion from an S Corporation to a C Corporation upon closing of the acquisition.

        The Company, upon completion of the acquisition, also reclassified the undistributed earnings of Semiconductor Systems of approximately $8,600,000 to common stock from retained earnings as a result of Semiconductor Systems' conversion from an S Corporation to a C Corporation upon closing of the acquisition.

        In connection with the acquisition with Semiconductor Systems, approximately $800,000 of acquisition costs and expenses were incurred and have been charged to selling, general and administrative expenses in fiscal 1996. The charge includes professional fees and other direct transaction costs associated with the acquisition.

        Pro forma data shown on consolidated statements of operations reflect the impact on income tax expense as if Semiconductor Systems was a C Corporation versus an S Corporation prior to the acquisition.

        On March 8, 1995, the Company completed its acquisition of Applied Chemical Solutions (ACS). The Company issued 1,061,472 shares of common stock in connection with the acquisition. In addition, the Company issued 214,800 of options in substitution of previously outstanding options to acquire shares of ACS common stock. This transaction was accounted for as a pooling of interests; therefore, all prior financial statements have been restated to reflect the acquisition. There were approximately $800,000 of acquisition costs and expenses charged to selling, general and administrative expenses in fiscal 1995 related to the ACS acquisition.

NOTE 4: RELATED PARTY TRANSACTIONS AND OTHER LEASE COMMITMENTS

The Company has operating lease agreements for equipment and manufacturing and office facilities. Certain of the lease agreements are with partnerships of which a partner is an officer, director and shareholder of the Company.


                             26  FSI INTERNATIONAL

        The lease for the Company's headquarters is a lease with such a partnership (Lake Hazeltine Properties). The agreement provides for a base monthly rental of $58,333, plus payment of executory costs such as property taxes, maintenance and insurance.

        Future minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 31, 1996 are as follows:

------------------------------------------------------------------
                                      RELATED                OTHER
FISCAL YEAR ENDED AUGUST         PARTY LEASES               LEASES
------------------------------------------------------------------
1997                               $  792,400           $1,726,300
1998                                  700,000            1,391,100
1999                                  700,000            1,357,100
2000                                  700,000            1,335,100
Thereafter                                  -              519,000
                                   ----------           ----------
   Total minimum lease payments    $2,892,400           $6,328,600
                                   ==========           ==========

------------------------------------------------------------------


        Rental expense for all operating leases consisted of the following:

-----------------------------------------------------------------
FISCAL YEAR ENDED          AUGUST 31      AUGUST 26     AUGUST 27
                                1996           1995          1994
-----------------------------------------------------------------
Rent expense for related
  party leases            $  927,400     $1,320,300    $1,289,800
Rent expense for other
  operating leases         2,027,000      1,280,400     1,125,500
                          ----------     ----------    ----------
                          $2,954,400     $2,600,700    $2,415,300
                          ==========     ==========    ==========


        On June 1, 1991, the Company received a Demand Note Payable with interest at approximately 0.75% over prime from Metron Semiconductors Asia Ltd. At August 27, 1994, there was $500,000 outstanding against the note. The note was paid in full in fiscal 1995.

NOTE 5: INVENTORIES

Inventories are summarized as follows:

-----------------------------------------------------------
                                    AUGUST 31     AUGUST 26
                                         1996          1995
-----------------------------------------------------------
Finished products                 $10,715,376   $ 7,935,392
Work in process                    16,329,239    12,571,693
Subassemblies                       4,689,549     3,717,924
Raw materials and purchased parts  32,341,130    16,352,426
                                  -----------   -----------
                                  $64,075,294   $40,577,435
                                  ===========   ===========

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

-----------------------------------------------------------------
                                        AUGUST 31       AUGUST 26
-----------------------------------------------------------------
                                             1996            1995

Land                                 $  1,992,029    $          0
Building and leasehold improvements    17,045,409       3,654,398
Office furniture and equipment         23,254,805      11,977,552
Manufacturing equipment                 5,609,480       4,302,359
Lab equipment                           7,970,971       5,464,162
Tooling                                   376,657         573,159
Vehicles                                  193,605         196,669
Construction in progress               11,784,447      10,170,725
                                     ------------    ------------
                                       68,227,403      36,339,024
Less accumulated depreciation and
 amortization                         (22,632,786)    (16,212,905)
                                     ------------    ------------
                                     $ 45,594,617    $ 20,126,119
                                     ============    ============


        The Company is in the process of building a new laboratory facility in Chaska, Minnesota and a new manufacturing and engineering facility in Allen, Texas. Construction-in-progress costs for these facilities of approximately $10,663,000 were incurred through August 31, 1996. During 1997, the Company anticipates approximately $25,755,000 of costs will be incurred to complete the facilities. In addition, the Company has commitments for approximately $11,835,000 for furniture and equipment related to these facilities.

NOTE 7: INVESTMENTS IN AFFILIATES
On July 5, 1995, the merger of the Company's affiliates, Metron Semiconductors Europa B.V. and the Metron Asia Group was completed with Metron Semiconductors Europa B.V. surviving as the parent company. This merger was accounted for as an "as if pooling of interests." Accordingly, all prior Metron Semiconductors Europa B.V. financial statements were restated to reflect this merger. On July 6, 1995, Metron Semiconductors Europa B.V. acquired a U.S. Company named Transpacific Technology Corporation. This transaction was accounted for using purchase accounting. The newly consolidated entity changed its name to Metron Technology B.V. (Metron). The Company's ownership in Metron is 37.5%.



                            27   FSI INTERNATIONAL

        A summary of assets, liabilities and results of operations for Metron and m-FSI Ltd. (m-FSI) accounted for on the equity method is as follows (dollars in thousands):

METRON TECHNOLOGY B.V.:
--------------------------------------------------------
MAY 31                         1996       1995      1994
--------------------------------------------------------
Current assets              $90,153    $50,677   $37,195
Noncurrent assets, net       12,942      5,633     3,143
Current liabilities          70,471     36,085    29,147
Noncurrent liabilities        2,243        815     1,726
Total stockholders' equity   30,381     19,410     9,465


--------------------------------------------------------
FISCAL YEARS ENDED MAY 31      1996       1995      1994
--------------------------------------------------------
Sales                      $233,302   $134,533  $100,490
Net income before
 minority interest            9,658      7,656     4,847
Minority interest                 -       (116)     (414)
Net income                    9,658      7,540     4,433


m-FSI LTD:
--------------------------------------------------------
JUNE 30                        1996       1995      1994
--------------------------------------------------------
Current assets              $15,609     $6,430    $5,748
Noncurrent assets, net        1,780      2,532     1,646
Current liabilities          12,438      4,989     4,613
Noncurrent liabilities          132         50        19
Total stockholders' equity    4,819      3,923     2,762

--------------------------------------------------------
FISCAL YEARS ENDED JUNE 30     1996       1995      1994
--------------------------------------------------------
Sales                       $22,567     $9,641   $10,027
Net income                    1,931        581     1,737

        Metron operates mainly in Europe, Asia/Pacific and the United States. m-FSI operates in Japan.

        The Company sold approximately $76,437,000, $42,625,000 and $24,699,000 of its products in the aggregate to Metron and m-FSI in fiscal 1996, 1995 and 1994, respectively. In addition, the Company paid Metron a commission for direct sales to Asia/Pacific customers of $2,963,000, $1,112,000 and $459,000 for fiscal years 1996, 1995 and 1994, respectively. At August 31, 1996 and August 26, 1995, trade accounts receivable from affiliates was approximately $20,229,000 and $13,070,000, respectively.

        In connection with the purchase of Transpacific Technology Corporation by Metron Semiconductors Europa B.V., the Company and another Metron shareholder guaranteed $745,000 of notes payable to certain shareholders of Transpacific Technology Corporation.

NOTE 8: ACCRUED EXPENSES
Accrued expenses are summarized as follows:

--------------------------------------------------------------------
                                          AUGUST 31        AUGUST 26
                                               1996             1995
--------------------------------------------------------------------
Commissions                             $   765,797      $ 2,263,405
Commissions due to affiliates             1,220,891        1,602,530
Income taxes                              2,836,846        4,318,945
Salaries and bonus                        6,400,225        5,574,919
Pension and profit sharing                1,705,220        1,313,115
Estimated product warranty                8,681,635        5,892,347
Product sales incentive commission          752,648          744,927
Other                                     6,706,017        2,267,667
                                        -----------      -----------
                                        $29,069,279      $23,977,855
                                        ===========      ===========

NOTE 9: DEBT
As of August 26, 1995, the Company had a line of credit of $5,000,000 with a balance of $4,500,000 outstanding at an interest rate of 9%. The line of credit was paid off and terminated in fiscal 1996.

Long-term debt is summarized as follows:

--------------------------------------------------------------------
                                             AUGUST 31     AUGUST 26
                                                  1996          1995
--------------------------------------------------------------------
Capital leases on equipment; interest rates
 ranging from 8.83% to 12.68% through
 September 2000 secured by underlying
 equipment                                   $ 459,000     $ 345,228
Other                                           38,948        46,711
                                             ---------     ---------
                                               497,948       391,939
 Less current maturities                      (207,000)     (160,928)
                                             ---------     ---------
                                             $ 290,948     $ 231,011
                                             =========     =========

Future payments of long-term debt are as follows:

------------------------------------------
FISCAL YEAR ENDING
------------------------------------------
1997                              $207,000
1998                               170,504
1999                                65,846
2000                                54,598


                            28   FSI INTERNATIONAL

NOTE 10: INCOME TAXES

The provision for income taxes is summarized as follows:

------------------------------------------------------------
FISCAL YEAR ENDED    AUGUST 31     AUGUST 26       AUGUST 27
                          1996          1995            1994
------------------------------------------------------------
Current:
 Federal           $10,331,000   $ 9,561,000      $1,627,000
 Foreign               419,000       204,000               -
 State               1,781,000       768,000         360,000
                   -----------   -----------      ----------
                    12,531,000    10,533,000       1,987,000

Deferred:
 Federal            (2,028,000)   (4,084,000)       (696,000)
 Foreign                26,000             -               -
 State                (279,000)     (507,000)              -
                   -----------   -----------      ----------
                    (2,281,000)   (4,591,000)       (696,000)
                   -----------   -----------      ----------
                   $10,250,000   $ 5,942,000      $1,291,000
                   ===========   ===========      ==========


        In fiscal 1996, 1995 and 1994, there was a tax benefit of $2,932,197, $747,278 and $365,410, respectively, credited to stockholders' equity associated with the exercise of stock options.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1996 and August 26, 1995 are as follows:

------------------------------------------------------------------------
                                              AUGUST 31,       AUGUST 26,
------------------------------------------------------------------------
                                                   1996             1995
Deferred tax assets:
    Inventory                                $1,895,000       $3,522,000
    Deferred revenue                          1,203,000        1,034,000
    Accounts receivable                         671,000          466,000
    Property, plant and equipment               662,000          365,000
    Accruals                                  4,337,000          915,000
    Other, net                                  422,000          357,000
                                             ----------       ----------
      Total gross deferred tax assets         9,190,000        6,659,000

Deferred tax liabilities:
    Accruals                                    177,000          236,000
    Property, plant and equipment                66,000                -
    Other, net                                  243,000                -
                                             ----------       ----------

      Total gross deferred tax liabilities      486,000          236,000
                                             ----------       ----------
      Net deferred tax assets                $8,704,000       $6,423,000
                                             ==========       ==========

        The effective tax rate differs from the statutory federal income tax rate as follows:

----------------------------------------------------------------------------
FISCAL YEAR ENDED             AUGUST 31          AUGUST 26         AUGUST 27
----------------------------------------------------------------------------
                              1996               1995              1994

Expected federal income
  tax expense                 35.0%              35.0%             34.0%
State income taxes, net of
  federal benefit              2.9                2.7               2.3
Research activities credit    (0.5)              (1.0)             (8.4)
Tax-exempt interest income    (1.4)                 -                 -
Valuation allowance              -               (9.2)             (0.8)
Foreign sales corporation     (2.0)              (2.6)             (4.3)
S Corporation net income      (0.8)              (2.3)            (10.7)
Establishment of S Corporation
  deferred tax asset          (4.4)                 -                 -
Other items, net               1.2                2.3               1.8
                              ----               ----              ----
                              30.0%              24.9%             13.9%
                              ====               ====              ====


The Company reduced its valuation allowance from $1,996,800 as of August 27, 1994 to $0 as of August 26, 1995. Based on the Company's taxable income over the last three fiscal years, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $8,704,358 as of August 31, 1996 through the availability of taxable income in the carryback period and future earnings.

        The Company utilized approximately $1,300,000 of net operating loss carryforwards from ACS in fiscal year 1995.

        At August 31, 1996, there were approximately $10,727,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely, subject to cash flow requirements. It is not practicable to estimate the deferred tax liability related to such undistributed earnings. If such earnings were remitted to the Company, applicable U.S. Federal income and foreign withholding taxes would be substantially offset by available foreign tax credits.




                             29 FSI INTERNATIONAL

NOTE 11: PENSION AND PROFIT SHARING PLANS
The Company has a defined contribution pension plan covering substantially all employees. Total pension cost for fiscal 1996, 1995 and 1994 was $1,408,086, $857,826 and $630,657, respectively. There is no past service liability.

        The Company's joint venture, FME, has a fully insured pension plan for its present directors and employees with a minimum annual contribution of approximately $33,000. Total pension cost for fiscal 1996 and 1995 for FME was approximately $74,500 and $38,500, respectively.

        The Company also has an Employee 401(k) Retirement Plan, which allows for a discretionary profit sharing contribution, covering eligible employees. Contributions under the plans are determined by means of a formula or at the discretion of the Board of Directors. Contributions accrued for in fiscal years 1996, 1995 and 1994 were $250,000, $290,000 and $200,000, respectively.

NOTE 12: STOCK OPTIONS AND WARRANTS
The Company's Directors Nonstatutory Stock Option Plan (the "Directors
Plan") provides for the automatic granting of options to nonemployee directors. The option price and terms of the options are determined by the Directors Plan, and the per share exercise price of the option may not be less than the fair market value of the stock at the time the option is granted.

        The Company adopted a 1994 Omnibus Stock Plan (the Plan) during fiscal year 1994. The Plan, which was approved by the Company's shareholders, authorizes stock based awards ("Awards") to purchase up to 1,000,000 shares of the Company's common stock. In January 1996, the Company's shareholders authorized an additional 500,000 shares of the Company's common stock for this Plan. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan.

        The activity under all plans is as follows:

--------------------------------------------------------------------------

                              Number of Shares
                      ----------------------------------
Activity Description  Available for Grant    Outstanding       Price Range
--------------------------------------------------------------------------
August 28, 1993              13,290           1,572,970     $   .94-6.21
1994 Omnibus
Stock Option Plan         1,000,000                   -                -
   Granted                 (361,899)            361,899        6.00-7.13
   Exercised                      -            (216,864)        .94-3.03
   Canceled                (195,828)            (51,162)       1.75-7.13
--------------------------------------------------------------------------
August 27, 1994             455,563           1,666,843         .94-7.13
Directors Nonstatutory
Plan                        100,000                   -                -
   Granted                 (459,544)            459,544       8.05-29.00
   Exercised                     -             (519,381)        .94-7.13
   Canceled                  10,694             (17,694)       2.75-7.13
--------------------------------------------------------------------------
August 26, 1995             106,713           1,589,312        .94-29.00
Additional shares
authorized for 1994
Omnibus Stock Option
Plan                        500,000                   -                -
   Granted                 (422,161)            422,161      12.25-26.00
   Exercised                      -            (227,300)       .94-18.00
   Canceled                  62,880             (64,547)      1.87-20.50
--------------------------------------------------------------------------
August 31, 1996             247,432           1,719,626        .94-29.00
==========================================================================
Number of shares
exercisable at
August 31, 1996             873,388                         $  .94-29.00
=====================================                       ==============


In fiscal 1993, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $3.75 per share to an unrelated company providing consulting services. The warrant expires on February 28, 2003.

NOTE 13: EMPLOYEE STOCK PURCHASE PLAN
The Company adopted an employee stock purchase plan (the "Plan") effective January 1, 1989. The Plan enables employees to contribute up to 6% of their wages toward the purchase of the Company's common stock at 85% of the lower of market value at the beginning of the calendar year or the end of the calendar year. On December 31, 1995, 1994 and 1993, shares in the amount of 99,927 were issued at $11.37 per share, 139,582 shares were issued at $4.78 per share, and 153,436 shares were issued at $3.16 per share, respectively, under the Plan.



                             30 FSI INTERNATIONAL

        In January 1996 the Company's shareholders amended the Plan to increase the number of shares that may be purchased under the Plan by 200,000 shares. At August 31, 1996, 422,351 shares were reserved for future employee purchases of stock under the Plan.

NOTE 14: ADDITIONAL SALES INFORMATION
International sales for the fiscal years 1996, 1995 and 1994 were approximately 35%, 33% and 26%, respectively, of total sales. (Included in these percentages and the table below are sales to affiliates. See note 7.) International sales by geographic area, consisting principally of export sales, are summarized as follows:

-------------------------------------------------------------
Fiscal Year Ended    August 31        August 26     August 27
-------------------------------------------------------------
                       1996              1995         1994
Asia               $ 54,018,500     $43,081,300   $15,989,800
Europe               51,862,200      28,324,900    16,280,200
Other                 2,007,500         148,700       626,000
                   ------------     -----------   -----------
                   $107,888,200     $71,554,900   $32,896,000
                   ============     ===========   ===========



    The following summarizes significant customers comprising 10% or more of the Company's customer sales, which includes sales through affiliates to end users:

---------------------------------------------------------
Fiscal Year Ended      August 31     August 26  August 27
                         1996          1995       1994
---------------------------------------------------------
Customer A                   -          13%       17%
Customer B                  12%          -        17%
Customer C                  11%         14%        -
Customer D                   -          12%        -
Customer E                   -          10%        -
---------------------------------------------------------


NOTE 15: RESEARCH AND DEVELOPMENT AGREEMENTS
The Company has received research and development funding commitments from third party organizations. Such funds are not anticipated to cover all costs of the research and development projects involved. The funds received are recorded as reductions of research and development expenses. The Company recognized approximately $0, $546,200 and $1,342,100 of third party funding in fiscal years 1996, 1995 and 1994, respectively.

NOTE 16: LICENSE AGREEMENTS
A certain product is offered by the Company under a license agreement. Under the license agreement, the Company has the right to sell and to manufacture the product, and the licensor may also manufacture and distribute the product for its own use. The Company also has the right to manufacture and sell related modules. The license agreement required a royalty payment to the licensor on the equipment manufactured and sold by the Company pursuant to the license. When certain aggregate sales amounts were achieved under the license agreement, the Company had the option of reducing the royalty amount or converting the license to a fully paid, nonexclusive license. The Company has reached the aggregate sales amount and has converted the license to a fully paid nonexclusive license.

        The Company, in the ordinary course of business, enters into various other licensing agreements related to technologies. These agreements generally provide for technology transfers between the Company and the licensors in exchange for minimum royalty payments and/or a fixed royalty to the licensors. These agreements can generally be terminated by the Company with appropriate notice to the licensors.

NOTE 17: SUPPLEMENTARY CASH FLOW INFORMATION
The Company paid interest in fiscal 1996, 1995 and 1994 of $467,283, $171,219 and $497,788, respectively. Income taxes paid in fiscal years 1996, 1995 and 1994 were $11,424,910, $5,957,026 and $1,790,020, respectively. Capital leases entered into for financing purchases of equipment during fiscal 1996, 1995 and 1994 were $241,610, $0 and $43,300, respectively. In addition, the Company realized, in fiscal years 1996, 1995 and 1994, a tax benefit from the exercise of stock options in the amount of $2,932,197, $747,278 and $365,410, respectively.


                             31 FSI INTERNATIONAL

NOTE 18: CONTINGENCIES
In the normal course of business, the Company from time to time becomes involved in litigation which may ultimately result in a liability to the Company. It is the opinion of management that facts known at the present time do not indicate that there is a probability that any such litigation would have a material effect on the Company's operations or its financial position. As of August 31, 1996, the Company believes it is not involved in any material litigation.

NOTE 19: COST CONTAINMENT
The Company has analyzed potential cost containment measures in response to industry conditions. As a result, fiscal 1996 results include approximately $1.5 million of pretax charges associated with eliminating or reducing the scope of certain programs as the Company implemented cost control measures.

NOTE 20: SUBSEQUENT EVENTS (Unaudited)
Options. On September 25, 1996, the Board of Directors approved the repricing of all unexercised options with an exercise price greater than $11.625; the new exercise price of such options is $11.625. In addition, the vesting periods of the unvested portion of the repriced options will be delayed by one year. As a result of this repricing, it is estimated that up to approximately 567,000 options with exercise prices of $12.25 to $29.00 may be cancelled and reissued under the terms described above.

Additional Cost Containment Measures. Additional cost control measures, including mandatory furlough days, a reduction in executive compensation, and a 9% reduction in the work force were implemented in September 1996. The Company expects to take a pretax charge of approximately $300,000 in the first quarter of fiscal 1997 relating to the reduction in force.


QUARTERLY DATA

-----------------------------------------------------------------------

(IN THOUSANDS,                       FIRST   SECOND   THIRD    FOURTH
EXCEPT PER SHARE)                    QUARTER QUARTER  QUARTER  QUARTER
-----------------------------------------------------------------------
1996 (unaudited)
Sales                                $70,344  $75,432  $67,466  $90,799
Gross profit                          29,800   32,989   29,707   37,306
Operating income                       8,515    9,281    4,708    7,558
Net income                             7,725    8,588    5,756    6,479
Net income per
 common share                        $  0.33  $  0.37  $  0.25  $  0.28
-----------------------------------------------------------------------
1995 (unaudited)
Sales                                $37,391  $48,963  $60,008  $72,098
Gross profit                          16,768   21,132   24,657   27,250
Operating income                       3,304    5,341    5,741    7,385
Net income                             3,650    4,603    5,488    7,617
Net income per
     common share                    $  0.23  $  0.28  $  0.27  $  0.35


The Company's fiscal quarters are generally 13 weeks, ending on a Saturday. The fiscal year ends on the last Saturday in August and comprises of 52 or 53 weeks.

COMMON STOCK PRICES

The Company's common stock is traded on the NASDAQ National Market System under the symbol FSII. The following table sets forth the highest and lowest stock prices, as reported by the NASDAQ - NMS for fiscal 1996 and 1995.

----------------------------------------------------
Fiscal Quarter              1996         1995
----------------------------------------------------
                       High     Low    High     Low
First                 38 1/2  18 1/2  14 1/4   8 5/8
Second                24 1/4  12 1/2  18 1/8  12 1/8
Third                 16      10 3/4  26 5/8  17 3/8
Fourth                14 5/8   9 5/8  35      22 3/4


There were approximately 805 stockholder accounts of record on November
8, 1996, approximately 50 of which are "street name" accounts that the company estimates to represent approximately 19,000 stockholders.

The Company has never declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business, and does not anticipate paying dividends in the foreseeable future.

                             32 FSI INTERNATIONAL

CORPORATE AND STOCKHOLDER INFORMATION

Board of Directors
James A. Bernards
President
Facilitation, Incorporated
(Strategic planning,
directorships, organizational development)

Neil R. Bonke
Chairman and Chief
Executive Officer
Electroglas, Inc.
(Automatic wafer probing equipment manufacturer)

Joel A. Elftmann
FSI Chairman, President
and Chief Executive Officer

Terrence W. Glarner
President
West Concord Ventures, Inc.
(Venture capital)

Joanna T. Lau
President
Lau Technologies
(Electronics manufacturer)

Robert E. Lorenzini
Chairman
SunPower Corporation
(Solar energy power
generation systems)

Dr. William M. Marcy
Associate Dean of
Engineering for Research and Administration
Texas Tech University

Charles R. Wofford
FSI Vice Chairman

Corporate Officers

Joel A. Elftmann
Chairman, President
and Chief Executive Officer
Co-founded FSI in 1973

Dr. Robert E. Cavins
Executive Vice President,
President Chemical
Management Division
Joined FSI in 1993

Dale A. Courtney
Executive Vice President,
President Surface
Conditioning Division
Joined FSI in 1987

Timothy D. Krieg
Executive Vice President,
Quality and Human Resources
Joined FSI in 1979

Peter A. Pope
Executive Vice President,
Marketing and Account Management
Joined FSI in 1982

Benno G. Sand
Executive Vice President,
Chief Financial Officer
and Secretary
Joined FSI in 1982

Dr. Benjamin J. Sloan
Executive Vice President,
President Microlithography Division
Joined FSI in 1992

J. Wayne Stewart
Executive Vice President, Operations
Joined FSI in 1994

Charles R. Wofford
Vice Chairman
Joined FSI in 1996

Corporate Headquarters

322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
612/448-5440

Common Stock

The common stock of FSI International is traded on the Nasdaq National Market under the symbol FSII.

Registrar and
Transfer Agent

Harris Trust & Savings
Bank, Shareholder
Services Division
311 West Monroe Street
Chicago, Illinois 60606
312/461-2549

Stockholder Inquiries

Investors seeking financial publications or wishing to be placed on the Company's mailing list of investors may call: (612) 361-7973

Financial statements and information about FSI International are also available electronically via the World-Wide-Web at:
http://www.fsi-intl.com

General stockholder and investor questions may be directed to:
Heide Erickson
Manager, Investor Relations
FSI International, Inc.
322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
(612) 361-7648

Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders on request by contacting the Investor Relations Department at the address below.

Annual Meeting

All stockholders and other interested parties are invited to attend the Company's annual meeting, scheduled for January 22, 1997, at 3:30 p.m. at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

Independent Auditors

KPMG Peat Marwick LLP
Minneapolis, Minnesota

General Counsel

Luke R. Komarek
FSI International, Inc.