Form 10-K405, Exhibit 13
period 1997-08-30
FSI INTERNATIONAL INC
filed 1997-11-26
CIK 841692

                             COMPANY DESCRIPTION

================================================================================
FSI International, Inc. (Nasdaq: FSII) is a leading global supplier of automated processing equipment used to manufacture microelectronics, including semiconductor devices, thin film heads, and multichip modules. The Company develops, manufactures and markets products that are used in the technology areas of microlithography, chemical management and surface conditioning. The Company's products provide broad customer solutions at the key process steps for microelectronics manufacturing. In addition to its engineering, laboratory and manufacturing facilities at its corporate headquarters in Chaska, Minn., FSI maintains primary facilities in Allen, Texas, Fremont and Hollister, Calif., and Newhaven, England. The Company supports its expanding customer base by maintaining sales, service and support centers throughout North America, and through its affiliates in Europe, Japan and the Asia-Pacific region.

The information in this annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. Such statements are subject to certain risks and uncertainties, including those discussed on pages 17 and 18 of this annual report, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results could differ. Forward-looking statements are indicated by an asterisk (*).


                               TABLE OF CONTENTS
================================================================================
Company Description
Financial Highlights(1)
Letter to Shareholders(2)
Performance Review(5)
Five-Year Selected Data(13)
Management's Discussion and Analysis(14)
Independent Auditors' Letter(19)
Management's Letter(19)
Consolidated Financial Statements(20)
Notes to Consolidated Statement of Operations(24)
Quarterly Data(32)
Common Stock Prices(32)
Glossary(33)
Corporate and Stockholder Information(33)

                              FINANCIAL HIGHLIGHTS



       (In thousands, except per-share data)            1997      1996      1995
================================================================================
Sales                                              $252,441  $304,041  $218,460
Research and development expenses                    39,713    40,998    28,037
Net income                                            4,640    28,548    21,358
Net income per common share                        $   0.20  $   1.23  $   1.13
--------------------------------------------------------------------------------
Pro Forma Data (1)
Net income                                         $  4,640  $ 28,242  $ 20,533
Net income per common share                        $   0.20  $   1.22  $   1.09
--------------------------------------------------------------------------------
Cash, cash equivalents and marketable securities   $ 89,209  $ 71,921  $112,833
Working capital                                     170,878   156,348   153,263
Property, plant and equipment, net                   76,665    45,595    20,126
Total assets                                        331,152   293,283   251,567
Total debt                                           42,256       498     4,892
Stockholders' equity                                224,340   218,127   186,667
Book value per share                               $   9.93  $   9.75  $   8.48
Number of shares outstanding                         22,583    22,362    22,000
================================================================================

(1) Pro forma information reflects adjustments made to net income to record additional tax expense for Semiconductor Systems, Inc., as if it had been a C Corporation versus an S Corporation prior to its acquisition by the Company on April 4, 1996. The acquisition was accounted for using the pooling-of-interests method of accounting. See Note 3 of Notes to Consolidated Financial Statements.

                             TO OUR SHAREHOLDERS

Fiscal 1997 was a challenging year for FSI International due to an industry slowdown that began in 1996. But we used this time wisely to invest in our future.
     As a result of the slowdown, FSI reached its low point in fiscal 1997 sales during the third quarter, followed by an improvement in the fourth quarter. While this down cycle in purchasing semiconductor fabrication equipment put pressure on our financial performance, our investments in infrastructure, technology and globalization provide us with significant leverage for an improved fiscal 1998.*

                               FINANCIAL RESULTS
--------------------------------------------------------------------------------
     During fiscal 1997, sales declined 17 percent to $252.4 million from $304.0 million in fiscal 1996. Net income was $4.6 million, or $0.20 per share, compared to $28.5 million, or $1.23 per share, in 1996.
     For the year, equity in earnings from our affiliates was $3.7 million, versus $5.1 million a year ago. The decrease is primarily due to the impact that the semiconductor industry slowdown had on our affiliated distributor, Metron Technology B.V. On Aug. 30, our fiscal year end, we had a strong backlog of approximately $112 million.

                               FINANCIAL STRENGTH
--------------------------------------------------------------------------------
     We ended fiscal 1997 in a strong financial position, with over $89.2 million in cash, cash equivalents and marketable securities; a current ratio of nearly 3.73 to 1; and a book value of approximately $9.93 per share.
     This is important to our customer base because it tells them we are able to make the investments required to support them globally and can invest in the next generation of technology.* Overall, we were able to manage the company through the industry slowdown while maintaining a strong financial position.
     As another indicator of our financial strength, FSI completed a private debt placement in December 1996 for $42 million. The proceeds from the placement allowed us a good deal of flexibility and were used to acquire equipment for our demonstration, product and process development laboratories, for other capital expenditures and for general corporate purposes. In the future, a portion of the proceeds may be used for strategic acquisitions of complementary businesses, products or technologies.*

                      CAPITAL/DEVELOPMENT EXPENDITURES
--------------------------------------------------------------------------------
Capital expenditures were $42.9 million in fiscal 1997, compared with $33.1 million in 1996. Although we have been investing heavily in our manufacturing, engineering and laboratory facilities as well as our enterprise systems, these capital expenditures are expected to decrease to approximately $10 to $15 million in fiscal year 1998, reflecting the completion of several major projects.*
     While these investments did have an impact on gross profit margins and operating expenses, they were critical for FSI to be able to participate in future industry growth. As a result, we have the physical facilities in place to support sales in excess of $600 million, more than double our sales from 1997, without further significant capital investments.*
     During the past year, FSI completed two facility expansions. In March, we moved into our new 150,000-sq.-ft. Allen, Texas, engineering, manufacturing and laboratory facility for the Microlithography Division. In June, we moved into an 88,000-sq.-ft. engineering and laboratory facility in Chaska, Minn. This expansion consolidated the Surface Conditioning Division's operations into one facility. We also opened a new state-of-the-art test laboratory in Hollister, Calif., to test the handling characteristics of slurry in FSI's slurry blending and distribution products.
     As part of our ongoing technology focus, our goal is to invest at least 13 to 15 percent of our annual revenues in research and development.* In 1997, we invested 16 percent of revenue to further position our process solutions, our equipment productivity and the next generation of equipment. In fiscal year 1998, we will invest in 0.25/0.18-micron process technology and 300-millimeter compatible products.*

                            MANAGEMENT/EMPLOYEE TEAM
--------------------------------------------------------------------------------
We have well over a hundred years of semiconductor experience on our eight-member executive management team. It is this knowledge that enabled us to weather a downward cycle in our industry and effectively manage our costs. This team provided FSI with stability as we implemented a cost-containment program early in the fiscal year.
     Along with our employees, our management team works closely with FSI's customers to show our commitment to this industry. Through every employee's dedication to customer success, FSI strives to be the global provider of valued products and services on the frontier of technology. Our employees are an integral component of our success. We also realize there is no alternative to customer satisfaction. We have to take care of our customers and we have to solve problems for them.
     One of our management goals for 1997 was to implement business systems that focused on operational efficiency and productivity improvements. With that objective in mind, we converted to a new computer business system in January, overhauling FSI's information systems and information technology architecture. This new system will help us meet our customers' expectations.*

                            ORGANIZATIONAL FOCUS
--------------------------------------------------------------------------------
FSI is a worldwide leader in three distinct wafer manufacturing technologies--photoresist processing, surface conditioning and chemical management. Each of these technologies represents a different division of FSI.
     During 1997, the Microlithography Division experienced the most significant impact from the industry slowdown. However, we have significant leverage in this business and continue to believe that this division is in the strongest position ever to participate in the semiconductor equipment industry growth.*
     Our Surface Conditioning Division achieved several strategic goals in fiscal 1997. The division shipped FSI's first 300-millimeter wafer processing tool to the International 300 Millimeter Initiative (I300I) consortium. The division also implemented its new state-of-the-art process laboratory. This Class 1 laboratory allows process development, customer demonstrations and product testing in an environment that mirrors integrated circuit fabs. The laboratory also illustrates FSI's commitment to provide thoroughly developed, value-added solutions for customers.
     Our Chemical Management Division was the shining star at FSI in fiscal 1997. The division had record sales, and once again gained market share. The acquisitions we made in 1995 strengthened our market leadership position in chemical management systems. We have also been building relationships in global markets, including establishing a subsidiary in Korea.
     Internationally, we continue to build on the success we have had in Europe and Japan and are stepping up our global expansion efforts in the Asia-Pacific region.* Our affiliate organizations, Metron Technology B.V. and m-FSI Ltd., provide us with a significant presence in these markets.

                                INDUSTRY OUTLOOK
--------------------------------------------------------------------------------
With an industry expansion underway, we expect improving conditions during fiscal 1998 for all three of our business sectors.* Our semiconductor customers have renewed their focus on ensuring that technology and capacity are in place for the next major transition--the move to 0.25- and 0.18-micron line widths. Additionally, leading integrated circuit manufacturers are incorporating 300-millimeter wafer migration plans into their technology and manufacturing road maps.
     The equipment market, which saw the ripple effect of the downturn in the semiconductor business, is also improving. While technology-related spending continued throughout this recent downturn, capacity-related purchases were subdued. As we move into 1998, analysts anticipate continued technology purchases and an increase in capacity buys.*
     For example, in 1997, the available market for semiconductor wafer equipment is estimated at $19.6 billion. By 2002, according to industry sources, it is estimated to be over $45 billion, a compound annual growth rate of 18.1 percent.*

                             STRATEGIC DIRECTION
--------------------------------------------------------------------------------
FSI International has a three-part strategy designed to increase its revenues and market share. First is to develop new products and processes using internal expertise. Second is to license or acquire technology where we see a competitive advantage in our three areas of concentration--microlithography, surface conditioning and chemical management. Third is to examine possible joint ventures or acquisitions of complementary technologies.
     In addition, an important component of our strategic plan is to provide high-quality products. The Class 1000 and Class 10,000 cleanroom manufacturing environments in our facilities, as well as our Class 1 and Class 1000 engineering and development laboratories, ensure that FSI has the capabilities in place to meet customers' increasingly stringent requirements.*
  OUTLOOK
Our vision is to be the leading provider of valued products and services to our customers in each of the three markets we serve. In this, our 25th year of business, we will focus on the following strategic initiatives:

> Globalization--Continue to expand our presence and improve our service and process support capabilities in our worldwide markets.*

> Divisionalization--Continue to improve on quality and operational efficiencies by proceeding with our plans to have each division operate more autonomously.*

> Technology--Continue our investment in research and development programs with a focus on 0.25/0.18-micron process technology and products capable of processing 300-millimeter wafers.*

> People--Continue to provide our employees with the tools and training necessary to reach higher levels of customer satisfaction.*

> Profitability--Continue to focus on improving our gross profit margins and managing assets.*

We have spent the past year investing in our future because we are committed to generating long-term growth. We know there is tremendous opportunity in this industry.* We have positioned FSI to respond quickly to the next expansion with innovative technology and cost-effective solutions that create new possibilities.*
     Many thanks to our employees for their contribution to our progress in 1997. We are also sincerely grateful to our customers for their continuing support of FSI products. In addition, we thank our shareholders for their confidence in FSI International.

Sincerely,

/s/ J A Elftmann


Joel A. Elftmann
Chairman, President and Chief Executive Officer
November 14, 1997

FSI supplies sophisticated, automated process equipment and chemical management systems to many of the world's leading microelectronics manufacturers. We are a worldwide leader in three distinct wafer manufacturing technologies--photoresist processing, surface conditioning and chemical management. > Our business depends primarily upon the capital equipment expenditures of microelectronics manufacturers, which in turn depend on current and anticipated market demand for semiconductor devices and products utilizing semiconductor devices.

                                CREATING NEW
                                POSSIBILITIES
--------------------------------------------------------------------------------
It is an industry that is expected to double in size from 1997 to 2001, according to industry analysts.* > For the past two years, we have been investing in our future. We are prepared to respond to our customers' needs and the market opportunities we anticipate as the market recovers.* We have the people, tools and facilities for developing, testing, producing and supporting our products and customers.* Combined with our world-class laboratory and manufacturing facilities, FSI is well-positioned to create new possibilities.*

                            INDUSTRY EXPECTATIONS
--------------------------------------------------------------------------------
In today's marketplace, our customers are under tremendous pressure to deliver increasingly complex, high-quality, lower-cost products. To help meet these challenges, we focus on technological innovation by aggressively funding research and development programs, and expanding our global support and service organizations.
     FSI's products provide broad customer solutions at key process steps for microelectronics manufacturing. We know that delivering products on time and to exact specifications is an absolute requirement.
     Over the long term, FSI is moving toward self-contained business units, allowing its three divisions to quickly respond to specific customer needs.
Each division is expanding and improving its support capabilities.
     Another key element to delivering high-value solutions is lowering the cost of ownership of FSI products, which, in turn, helps our customers be cost-competitive. As part of this effort, we opened new demonstration and product development laboratories in fiscal 1997.
     For example, in our Chemical Management Division, a new testing laboratory enables FSI customers to get vital data on slurry handling characteristics prior to installing their slurry blending and delivery modules. Opened in the summer of 1997, this equipment test laboratory is the first laboratory of its kind available to customers and slurry suppliers.
     In the last few years, we've seen pressure in the industry to form alliances and agreements between companies throughout the supply chain. The reason? Microelectronics companies want focused account management, which will solve problems faster with lower overhead costs. In response, we have formed strategic alliances to leverage knowledge from customers, joint venture partners, industry consortiums, universities and government laboratories.

                                GLOBALIZATION
--------------------------------------------------------------------------------
FSI's future growth will depend on our ability to provide a one-on-one relationship with customers worldwide. Our international partners, Metron Technology and m-FSI, distribute, service and support FSI's products in Europe and Asia. In fiscal 1997, international sales represented 36 percent of FSI's business.
     FSI became a global player shortly after it was formed in 1973. In 1975, FSI was one of the founders of Metron Semiconductor Europa, an independent marketing and support organization selling wafer processing equipment and materials in Europe. This organization acquired Transpacific Technology Corp.
in August 1995 to form Metron Technology B.V. It is the world's largest semiconductor equipment and materials distribution company outside Japan, selling FSI products in Europe and Asia-Pacific.
     In 1991, FSI formed a joint venture with Mitsui and Co., Japan's oldest trading company, and its wholly owned subsidiary, Chlorine Engineering Corp. This partnership, which is named m-FSI Ltd. has its own engineering, development, sales and marketing and customer service for supporting our customers in Japan.
     Globalization continues to be one of our strategic goals. Over the last year we have made significant progress in this effort. For example, we completed a $10 million project at Anam in Korea, and received orders for chemical management products and services from other Korean semiconductor manufacturers, who are expanding in Europe and the United States. This expanded our position as a key supplier of chemical management systems in the Asia-Pacific region, which is expected to be one of the largest consumers of microelectronics in the 21st century.* We also continued to grow our presence in Europe and the United States.

                              MICROLITHOGRAPHY
--------------------------------------------------------------------------------
The FSI Microlithography Division supplies photoresist processing equipment and services for the semiconductor, thin film head and multichip module markets. We plan to grow sales for semiconductor applications in fiscal 1998 from our approximately 8 percent market share in calendar 1996.*
     Since we introduced it in 1991, the POLARIS Microlithography Cluster, which applies and develops photosensitive materials on the silicon wafer surface, has gained increasing acceptance. The POLARIS product line is showing just how reliable, flexible and productive resist processing equipment can be.
     The POLARIS 2100/2200 product line offers high throughput, a reduced footprint and advanced process capabilities. One or two robotic handlers move silicon wafers from station to station where prime, coat, bake, chill and develop processes are performed.
     In fiscal 1998, we expect to introduce the POLARIS 2500 cluster, which has an even lower cost per wafer and higher throughput per square foot, increasing productivity and efficiency with one central robot.* We believe we will have an excellent opportunity with the 2500 model to enhance our competitiveness.*
     Our POLARIS 3000 program is a parallel program to the 2500 and will allow the processing of 300-millimeter wafers with no increase in footprint.
     In April 1996, FSI acquired Semiconductor Systems, Inc. (SSI), which expanded the Division's product offerings to include the OrbiTrak and SCORPIO Microlithography Clusters. One of the benefits of this acquisition was a record order level for SSI in fiscal 1997.
     The OrbiTrak and SCORPIO systems are developed at the Division's Fremont, Calif., operation. The OrbiTrak platform has gained broad acceptance with thin film head manufacturers. OrbiTrak is SSI's state-of-the-art robotic wafer processing system, featuring sub-0.50-micron lithography capabilities. We are the market leader in the thin film head U.S. market.
     In fiscal 1997, the Microlithography Division doubled its manufacturing capacity to position the Company for growth.* In addition, we invested heavily in service personnel and training because we view customer support as strategic for growth. Our affiliates, m-FSI and Metron Technology, have formed microlithography groups to focus on these products.
     Our new 150,000-sq.-ft. Microlithography Division laboratory, engineering and manufacturing facilities in Allen, Texas, came on line in March 1997. This facility has been acknowledged by both industry leaders and customers as world-class. We expect to transfer all POLARIS cluster manufacturing to this facility by March 1998.*

                            SURFACE CONDITIONING
--------------------------------------------------------------------------------
The Surface Conditioning Division produces automated surface conditioning equipment to prepare silicon wafers for production of integrated circuits, using wet, vapor and dry gas techniques. This is a $1.4 billion market that is expected to continue to grow.* FSI has been at the forefront of wafer cleaning technology for 24 years.
     During the recent industry slowdown, we had the opportunity to better position the Surface Conditioning Division's products. During fiscal 1997, we refined our 300-millimeter product road maps in order to optimize our research and development investments. In the future, the Division will focus on a greater standardization of control systems and handling platforms on the division's products.*
     Although we made no new product introductions in surface conditioning in fiscal 1997, we introduced new applications for the single-wafer EXCALIBUR
Vapor Phase Processor and the MERCURY Spray Processing System.
     During the year, the Division successfully developed and introduced a new selective oxide etch process for the EXCALIBUR system, which uses chemical vapors to perform critical cleaning and specialty etching applications. This new process has already resulted in orders and sales. For example, we are receiving orders from 64-megabyte DRAM device manufacturers and believe this process technology will begin to reach its full potential when 256-megabyte production starts.*
     Another major product for the division is the ARIES CryoKinetic Cleaning System, which uses frozen argon/nitrogen crystals to remove particulates and etch residue contamination from silicon wafers. An ARIES system has been installed in a production environment and the results have been very positive for defect reduction. The ARIES system provides new process applications, helping customers solve difficult processing challenges.
     The MERCURY Spray Processing System uses a controlled chemical spray to perform submicron cleaning, etching and photoresist stripping applications. New applications include post chemical-mechanical polishing clean, metals etch/strip and post etch sidewall polymer removal. Adding these and other applications should increase the number of systems per fab that a customer could order.*
     In July 1996, we introduced a material handling system for loading and unloading our MERCURY systems, and delivered our first systems during the last half of the 1997 fiscal year. We expect an increase in orders and sales of the MERCURY MHS system in fiscal 1998.*
     In addition, the Division moved into its 88,000-sq.-ft. engineering and Class 1 laboratory facility, which allowed the Division to consolidate onto a single site. It means our Surface Conditioning Division can be even more responsive to customers in meeting their requirements for technology development and process support.

                             CHEMICAL MANAGEMENT
--------------------------------------------------------------------------------
The Chemical Management Division provides a wide range of chemical management systems to the microelectronics markets. These systems generate, blend and dispense chemicals to all points of use in a manufacturing facility. We also provide control systems and support services for total chemical management.
     While the industry slowdown caused the semiconductor equipment industry to be down about 10 to 15 percent in fiscal year 1997, Chemical Management
Division sales increased 27 percent. We had the necessary technology in our core products; we targeted a growing Asian market; and we captured additional market share in Europe.
     In fiscal 1996, we introduced our newest and what we think is the most advanced chemical distribution model in the industry--the ChemFill 1500 systems. These systems were accepted by many in the industry, enabling us to expand our leadership position.
     The Division's P4400 Slurry Blending and Distribution System and ChemFill 1500 Chemical Delivery Modules saw one of the fastest manufacturing ramp-ups in company history. The P4400 system uses FSI's patented pressure-vacuum transfer technology. We shipped more than 150 units of these products in 1997.
     In July 1997 at SEMICON(R) West, the largest U.S. trade show of the semiconductor equipment industry, we introduced a follow-up product, the P6000 Slurry Blending and Distribution System. This system processes higher volumes and provides better filtration and more mixing capabilities than the P4400 system. We have already received our first orders.
     The Division has been very successful with its product strategy, and we expect several new chemical management products will come to market in fiscal 1998.* As the largest supplier in this industry segment, we believe our Chemical Management Division will again gain market share in fiscal 1998.* Currently, we are the only supplier that is successfully managing a number of large turnkey installations, at the same time, on different continents.
     The Division's Hollister, Calif., operation has given the division a leadership role in the development of slurry blending and distribution technology for the chemical-mechanical polishing (CMP) process. FSI uses a vacuum-pressure technology for this application and is the only company offering this patented technology, which has now been integrated into new equipment for other applications.

Before we acquired the vacuum technology, no single company could offer three technologies for moving liquids in semiconductor fabs--pumped, pump pressure and vacuum pressure. We can now offer a customer a variety of equipment that is able to provide the best method of delivery for each chemical.
     Our increasing market share in Asia, combined with our share in the United States and Europe, has positioned the Chemical Management Division as the world leader. To maintain this position, our goal is to continue to develop products that meet future industry requirements.
     We are also aggressively marketing internationally in conjunction with Metron Technology and m-FSI. In 1997, we established our European facility as a second site for manufacturing the Chemfill Model 1500 module, making us the only major company in our industry with a manufacturing facility in Europe.
     In Japan, with our longstanding m-FSI partnership, we have been able to establish a good position in slurry blending and delivery. We also put a lot of effort into structuring and establishing a presence in Korea.
     The Chemical Management Division has developed a global network of companies, with each one serving its own region while relying on a central bank of technology, service and installation skills. By doing this we control the product offerings globally and the project management and delivery of services regionally.
     In 1997, we added product development and manufacturing to our Hollister operation to position us for continued leadership in the technology of slurry blending and distribution. We recently began working on a new research and development laboratory at our facility in Chaska, which will be used to develop additional gas-to-chemical generation and blending products.*

                       FIVE-YEAR SELECTED FINANCIAL DATA


(In thousands, except per-share data and number of employees)  1997        1996     1995      1994    1993
----------------------------------------------------------------------------------------------------------------
Operations
Sales                                                        $252,441   $304,041  $218,460 $124,667 $104,105
Gross profit                                                   94,313    129,802    89,807   52,755   41,976
Selling, general and administrative expenses                   56,491     58,742    39,999   24,515   18,328
Research and development expenses                              39,713     40,998    28,037   18,756   14,392
Operating (loss) income                                        (1,891)    30,062    21,771    9,484    9,256
Equity in earnings of affiliates                                3,712      5,108     3,567    1,800    1,277
Net income                                                      4,640     28,548    21,358    9,767    9,448
Net income per common share                                  $   0.20   $   1.23  $   1.13  $  0.65  $  0.77
Weighted average common shares and common share equivalents    23,085     23,139    18,825   14,973   12,324
Pro Forma Data (1)
Net income                                                   $  4,640   $ 28,242  $ 20,533  $ 8,295  $ 7,098
Net income per common share                                  $   0.20   $   1.22  $   1.09  $  0.55  $  0.58
Balance Sheet
Cash, cash equivalents & marketable securities               $ 89,209   $ 71,921  $112,833  $13,558  $ 4,552
Working capital                                               170,878    156,348   153,263   34,928   18,823
Receivables, net                                               64,254     80,761    53,344   26,268   17,510
Inventories                                                    61,990     64,075    40,577   21,936   17,475
Total current assets                                          233,472    229,994   217,251   67,859   42,909
Total assets                                                  331,152    293,283   251,567   84,252   52,729
Total debt                                                     42,256        498     4,892    1,541    3,596
Stockholders' equity                                         $224,340   $218,127  $186,667  $51,115  $28,173
Dividends                                                           -          -         -        -        -
General Data and Ratios
Current ratio                                                    3.73       3.12      3.40     2.06     1.78
Number of employees                                             1,357      1,412     1,130      744      597
Book value per common share                                  $   9.93   $   9.75  $   8.48  $  3.43  $  2.47
----------------------------------------------------------------------------------------------------------------


(1) Pro forma information reflects adjustments made to net income to record additional tax expense for Semiconductor Systems, Inc., as if it had been a C Corporation versus an S Corporation prior to its acquisition by the Company on April 4, 1996. The acquisition was accounted for using the pooling-of-interests method of accounting. See Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

The information in this discussion, except for the historical information contained herein, includes forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by that statute. Such forward-looking statements are marked with an asterisk (*). Such statements are subject to risks and uncertainties, including those described below under Risk Factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to matters only as of the date hereof, as actual results could differ materially. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.
     During fiscal 1997, the microelectronics industry experienced volatility in product demand and pricing, which caused semiconductor manufacturers to exercise caution in making capital equipment purchasing decisions. Certain semiconductor manufacturers announced delays in expansion of current facilities and/or the construction, facilitation or equipping of new manufacturing facilities. As a result, the Company experienced some cancellations and delays of orders and delays in shipping of orders.
     In the first quarter of fiscal 1997, due to the difficult industry conditions, the Company adopted certain cost containment measures in an attempt to align spending more closely with expected sales decreases. Cost control measures, including mandatory furlough days, a temporary reduction in executive compensation, and a 9% reduction in the work force were implemented in September 1996. The Company recorded a pretax charge of approximately $300,000 in the first quarter of fiscal 1997 relating to the reduction in the work force.
     The following table sets forth, for the fiscal years indicated, certain income and expense items as a percent of total sales:

Percent of Sales

Fiscal Years Ended                     1997    1996    1995
-----------------------------------------------------------------
Sales                                100.0%  100.0%  100.0%
Cost of goods sold                     62.6    57.3    58.9
Gross profit                           37.4    42.7    41.1
Selling, general and administrative    22.4    19.3    18.3
Research and development               15.7    13.5    12.8
Operating (loss) income               (0.7)     9.9    10.0
Other income, net                       0.9     1.3     0.9
Income before income taxes              0.2    11.2    10.9
Income tax (benefit) expense          (0.2)     3.4     2.7
Minority interest                     (0.1)   (0.1)       -
Equity in earnings of affiliates        1.5     1.7     1.6
Net income                              1.8     9.4     9.8
-----------------------------------------------------------------


Sales: Sales decreased to $252.4 million for the fiscal year ended August 30, 1997, as compared to $304.0 million for the fiscal year ended August 31, 1996. The decrease in sales occurred in the Surface Conditioning and Microlithography Divisions. The decrease in sales was largely due to a decreased demand for equipment as a result of industry conditions. Sales increased to $304.0 million for the fiscal year ended August 31, 1996, as compared to $218.5 million for the fiscal year ended August 26, 1995. The increase in sales in fiscal 1996 as compared to fiscal 1995 occurred in all product lines and was generally attributable to increased unit sales and to a lesser extent to increases in the average selling price resulting from additional features added to standard product configurations. The increase in unit sales was largely due to an increased demand for equipment resulting from the construction of new and the expansion of existing semiconductor manufacturing facilities by our customers. Total sales for fiscal 1998 are expected to return to the level of fiscal 1996 of above $300 million.*
     International sales were $89.7 million, $107.9 million, and $71.6 million during fiscal 1997, 1996 and 1995, respectively, and represented approximately 36%, 35% and 33% of sales during these periods. The percent increase in international sales in fiscal 1997 was due to increased sales in Europe. The increase in international sales in fiscal 1996 as compared to fiscal 1995 reflected increases in both Europe and Asia. See Note 14 to the Company's consolidated financial statements for additional information regarding the Company's international sales.
     The Company ended the fiscal year with a backlog of $112 million as compared to $113 million at the end of fiscal 1996. Backlog consists of orders with delivery dates within the next 12 months for which a customer purchase order has been received or a customer purchase order number has been communicated to the Company. Because of the timing and relative size of orders, and the possibility of cancellations or customer delays, backlog is not necessarily indicative of sales for future periods.

Gross Profit: Gross profit as a percentage of sales for fiscal 1997 was 37.4% as compared to approximately 42.7% for fiscal 1996. The decrease in gross profit margin for fiscal 1997 as compared to fiscal 1996 was generally due to product mix, lower utilization of and increase in manufacturing capacity, and increased warranty and obsolescence costs. Gross profit as a percentage of sales for fiscal 1996 was 42.7% compared to 41.1% for fiscal 1995. The increase in gross profit percentage in fiscal 1996 was generally due to product mix, along with improved margins in the Chemical Management Division.
     The Company's gross profit margin may fluctuate as a result of a number of factors, including the mix of products sold, the proportion of international sales, competitive pricing pressures and utilization of manufacturing capacity.
     The Company expects gross profit margins to improve in fiscal 1998 because of an expected change in the product sales mix to higher-margin products and as the Company begins absorbing the excess manufacturing capacity.* However, future sales are expected to include more subsystems supplied by other equipment manufacturers which carry lower margins.*

Selling, General and Administrative Expenses: Selling, general and administrative expenses (SG&A) were $56.5 million, $58.7 million, and $40.0 million or 22.4%, 19.3% and 18.3% of sales during fiscal 1997, 1996 and 1995, respectively. The dollar amount decrease in the amount of SG&A for fiscal 1997 was due to savings related to the cost controls implemented early in fiscal 1997 and due to reduced commission and incentive compensation expense as a result of lower sales and operating profit. These savings in 1997 were offset by increased information systems expenses due to the new business system and also increased infrastructure costs. The increases in the amount of SG&A expenses in fiscal 1996 as compared to fiscal 1995 were due primarily to higher costs related to expanded customer support, increases in management incentive bonuses, employee profit-sharing and higher commissions due to increased sales levels, increased allowance for bad debts, and costs associated with the new business system. Increased marketing costs related to the introduction of new products also contributed to the higher SG&A expenses in fiscal 1996 as compared to fiscal 1995.
     The Company expects the amount of SG&A expenses to increase in fiscal 1998 as compared to fiscal 1997 but decrease as a percentage of sales.* The Company will continue investing in worldwide sales and support capability, continue expanding the Company's business system applications and begin preparation for the year 2000 software change requirements.*

Research and Development Expense: Research and development expenses for fiscal 1997 were $39.7 million, or 15.7% of sales, as compared to $41.0 million, or 13.5% of sales, for fiscal 1996, and $28.0 million, or 12.8% of sales, for fiscal 1995. In fiscal 1997, the Company continued development efforts on new and existing products, including the ARIES(TM) CryoKinetic Cleaning System, ZETA(TM) Surface Conditioning System, new POLARIS(R) cluster models, OrbiTrak(R) enhancements and certain new chemical management products. The successful introduction of new products is important to the long-term growth of the Company. The Company expects the amount of research and development expenses to increase in fiscal 1998 as compared to fiscal 1997 but decrease as a percentage of sales.* The Company's goal is to invest approximately 13% to 15% of sales annually on new product and process development programs.*
     During fiscal years 1997, 1996 and 1995, the Company recognized approximately $277,000, $0 and $546,000, respectively, of third-party funding as reductions in research and development expenses.

Other Income (Expense): Other income (expense) was approximately $2.5 million of income, or 0.9% of sales, for fiscal 1997 as compared to $4.1 million of income, or 1.3% of sales, for fiscal 1996. The majority of the change was due to an increase of approximately $1.3 million in interest expense as a result of the Company's $42.0 million private debt placement completed in December 1996. Other income (expense) was approximately $4.1 million of income, or 1.3% of sales, for fiscal 1996 as compared to $2.1 million of expense, or 0.9% of sales, for fiscal 1995. The majority of the change from fiscal 1995 to 1996 was due to an increase in interest income of approximately $2.5 million recognized on cash, cash equivalents and marketable securities.

Income Tax (Benefit) Expense: The income tax benefit for fiscal 1997 was approximately $0.7 million compared to an income tax expense of approximately $10.3 million in fiscal 1996. The 1997 income tax benefit is due to lower pretax profits reduced by research and development tax credits and tax savings from tax-exempt interest earnings. The Company's income tax expense for fiscal 1996 was approximately $10.3 million compared to approximately $5.9 million for fiscal 1995. Included in tax expense in fiscal 1996 was a tax benefit of approximately $1.5 million for net deferred tax assets related to existing temporary differences of Semiconductor Systems recorded at the time of its conversion from an S corporation to a C corporation upon closing of the acquisition.
     The Company expects the effective tax rate for fiscal 1998 to be between 30% and 33% on expected higher pretax profits.*

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $3.7 million, $5.1 million and $3.6 million for fiscal 1997, 1996 and 1995, respectively. The decrease in fiscal 1997 as compared to fiscal 1996 is due to lower earnings at Metron Technology B.V. offset by improved earnings from m-FSI Ltd. The lower earnings at Metron Technology B.V. for fiscal 1997 is due to lower profit margins on equipment sales and overall increased selling, general and administrative expenses. The increase in fiscal 1996 compared to fiscal 1995 primarily resulted from the improved earnings of both affiliates (Metron Technology B.V. and m-FSI Ltd.) due to strong growth in the Asia-Pacific market.

                        LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
The Company's cash and cash equivalents and marketable securities were approximately $89.2 million as of August 30, 1997, an increase of $17.3 million from the end of fiscal 1996. The increase in cash and cash equivalents and marketable securities resulted primarily from the cash provided from operations and proceeds from the private debt placement offset by acquisitions of property, plant and equipment.
     The Company's accounts receivable decreased by approximately 20% or $16.5 million from the end of fiscal 1996. The decrease in accounts receivable was mainly due to the 17% decrease in sales in fiscal 1997 as compared to fiscal 1996.
     The Company's inventory decreased approximately $2.1 million to $62.0 million at the end of fiscal 1997, as compared to $64.1 million at the end of fiscal 1996. This was mainly due to decreases in finished products and raw materials and purchased parts, offset by increases in work in process and subassemblies. As of August 30, 1997, the Company's current ratio was 3.73 to
1.0 and working capital was $170.9 million.
     The Company had acquisitions of property, plant and equipment of $42.9 million, $33.1 million and $16.9 million in fiscal 1997, 1996 and 1995, respectively. The increase in acquisitions reflects the investments in facilities expansion and the new business system. The Company expects fiscal 1998 capital expenditures to decrease to approximately $10.0 to $15.0 million.*
     The Company completed the construction and equipping of a new 88,000-sq.-ft. laboratory and engineering facility for the Surface
Conditioning Division in Chaska, Minn. in fiscal 1997. The Company moved its Surface Conditioning Division into the new facility in June 1997. The laboratory facility is equipped with certain new advanced surface conditioning products.
     The Company also completed the building and equipping of a 150,000-sq.-ft. engineering, manufacturing and laboratory facility in Allen, Texas, which expanded the manufacturing and development capabilities of the Company's Microlithography Division. The new facility was completed and occupied in March 1997.

     The Company completed a private debt placement on December 19, 1996, for approximately $30.0 million of 7.15% unsecured senior notes due 2004 and $12.0 million of 7.27% unsecured senior notes due 2006. The proceeds from the private debt placement have been and will be used to acquire additional equipment for the Company's demonstration and product and process development laboratories, for other capital expenditures and for general corporate purposes. In the future, a portion of the proceeds may be used for the strategic acquisition of complementary businesses, products or technologies.* The Company believes that with existing cash, cash equivalents, marketable securities, internally generated funds and proceeds from the private debt placement, there will be sufficient funds to meet the Company's currently projected working capital and other cash requirements through at least fiscal 1998.*
     The Company believes that success in its industry requires substantial capital to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, as market and business conditions warrant, invest in or acquire complementary businesses, products, or technologies.* The Company may effect additional equity or debt financing to fund such activities.* The sale of additional equity or debt securities could result in additional dilution to the Company's shareholders.

New Accounting Pronouncements: In February 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion (APB) No. 15. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution. SFAS No. 128 also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures, and requires a reconciliation. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB No. 15. SFAS No. 128 must be adopted for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period earnings-per-share data presented. The Company plans to adopt SFAS No. 128 during the second quarter of fiscal 1998 and anticipates that it will not have a material impact on the Company's financial statement disclosures.*

     In February 1997, the FASB issued SFAS No. 129, Disclosure of Information about Capital Structures, which will be adopted by the Company in the first quarter of fiscal 1998. SFAS No. 129 requires companies to disclose certain information about their capital structure. The Company does not anticipate that SFAS No. 129 will have a material impact on its financial statement disclosures.*
     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in its fiscal year 1999.
     In June 1997, the FASB issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. Management has not yet evaluated the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 in fiscal year 1999.

                                  RISK FACTORS

--------------------------------------------------------------------------------

Due to the nature of business and the industry in which the Company operates, the following risk factors should be considered in addition to others described above.

Cyclicality and Volatility in the Microelectronics Industry: The Company's business depends upon the capital equipment expenditures of microelectronics manufacturers, which in turn depend on the current and anticipated market demand for semiconductor devices and products utilizing semiconductor devices. The microelectronics industry has been cyclical in nature and has experienced periodic downturns. Certain semiconductor device manufacturers have experienced slowdowns in terms of product demand and volatility in terms of product pricing. Industry slowdowns and volatility have caused the semiconductor device manufacturers to reduce their demand for semiconductor processing equipment and, in some instances, to delay capital equipment decisions. In some cases this has resulted in order cancellations or delays of orders and delays of delivery dates for the Company's products. No assurance can be given that the Company's sales and operating results will not be adversely affected during downturns in the semiconductor industry.

In addition, the need for continued investments in research and development, substantial capital equipment requirements and extensive ongoing worldwide customer service and support capability will limit the Company's ability to reduce expenses. Accordingly, there is no assurance that the Company will be able to remain profitable in the future.

Risk of Delays in Introducing New Products and the Market's Acceptance of Such Products: Microelectronics manufacturing equipment and processes are subject to rapid technological change and new product introductions, as well as evolving industry standards. The Company believes microelectronics manufacturers are increasingly relying on equipment manufacturers to design and develop more efficient equipment, to design and implement improved processes for the benefit of microelectronics manufacturers and to integrate their equipment with that of other equipment manufacturers. The Company must continue to develop, manufacture and market new products that conform to evolving industry standards and that require a significant commitment of resources and capital. The success of the Company in developing, introducing and selling new and enhanced equipment depends upon a variety of factors including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field, and effective sales and marketing. The Company must also manage product transitions successfully, as introductions of new products could adversely affect the sales of existing products. The Company's failure to develop and successfully introduce new products or enhancements to its existing products and processes or achieve market acceptance of the new products or enhancements could adversely affect the Company's business and results of operations.

New Facilities and Related Infrastructure Costs: The Company added manufacturing capacity with new facilities during fiscal 1997. This additional manufacturing capacity will have a negative impact on gross profit margins if the Company's anticipated revenue levels are not met. These additional facilities and related infrastructure costs will also increase the overall operating expenses of the Company. The potential impact of idle manufacturing capacity on gross margins and related infrastructure costs could also have an adverse impact on the Company's future financial results.

Volatility of Stock Price: The Company's common stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter-to-quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or customers, government regulations and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations, which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, as well as economic conditions generally and in the microelectronics industry specifically, may adversely affect the market price of the Company's common stock.

Success of Company's Affiliated Distributors: The majority of the Company's international sales are made through its affiliated distributors, Metron Technology B.V. and m-FSI Ltd. These affiliated distributors also provide service and support to many of the Company's international customers. The affiliated distributors also sell other principals' products. A reduction in the sales efforts or financial viability of such distributors or a loss of a significant principal by a distributor could affect the Company's results of operations.

Litigation: The Company is currently involved in litigation regarding a patent and could become involved in additional litigation in the future. There can be no assurance about the outcome of current or any future litigation or patent infringement inquiries, or whether they will adversely impact the Company's business or results of operations.

Implementation of New Business System: The Company is in the post-implementation phase of a new Company-wide integrated business system. If the new system is not successful, there may be an adverse impact on the Company's business and results of operations.

Highly Competitive Industry: The microelectronics processing equipment industry is highly competitive. The Company faces substantial competition throughout the world. The Company believes that to remain competitive, it will require significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development. There can be no assurance that financial resources with favorable terms would be available when required. The Company believes that the microelectronics industry is becoming increasingly dominated by large manufacturers that have the resources to support customers on a worldwide basis. Certain of the Company's competitors have substantially greater financial, marketing, and customer service and support capabilities than the Company. There is the possibility of large equipment companies entering the market areas in which the Company competes. In addition, there are smaller emerging microelectronics equipment companies that provide innovative technology. The Company expects its competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. No assurance can be given that the Company will continue to compete successfully in the United States or elsewhere.

Dependence on Key Personnel: The Company's success depends to a significant extent upon certain management and technical personnel. The loss of the services of several or more of these key persons could have an adverse effect on the Company's operations. Competition for such personnel in the Company's industry in all geographic locations is high. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to continue to grow and operate profitably.

Volatility of Global Markets: The Company and its affiliates operate in a global market. Global operations are subject to risks, including political and economic instability, general economic conditions, imposition of government controls, fluctuations of exchange rates, the need to comply with a wide variety of foreign and United States export laws, trade restrictions and the greater difficulty of administering business overseas. Although substantially all of the Company's direct international sales are denominated in United States dollars, both direct sales by the Company and sales through its affiliated international distributors may be affected by these factors and thus may adversely affect the operations and financial results of the Company.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
FSI International, Inc.:

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 30, 1997 and August 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 30, 1997 and August 31, 1996, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 30, 1997, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Minneapolis, Minnesota
October 10, 1997

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

                      CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended                                                August 30, 1997  August 31, 1996  August 26, 1995
============================================================================================================
Sales (including sales to affiliates of $73,626,000,
  $76,437,000 and $42,625,000, respectively)             $ 252,441,241      $ 304,040,806      $ 218,460,364
Cost of goods sold                                         158,128,519        174,238,449        128,653,351
------------------------------------------------------------------------------------------------------------
  Gross profit                                              94,312,722        129,802,357         89,807,013

Selling, general and administrative expenses                56,490,877         58,742,058         39,998,913
Research and development expenses                           39,712,736         40,997,860         28,036,705
------------------------------------------------------------------------------------------------------------
  Operating (loss) income                                   (1,890,891)        30,062,439         21,771,395

Interest expense                                            (1,748,555)          (464,583)          (163,745)
Interest income                                              4,218,432          4,662,888          2,147,619
Other (expense) income, net                                    (11,731)           (73,220)           133,079
------------------------------------------------------------------------------------------------------------
  Income before income taxes                                   567,255         34,187,524         23,888,348

Income tax (benefit) expense                                  (675,649)        10,250,000          5,942,000
------------------------------------------------------------------------------------------------------------

Income before minority interest and
  equity in earnings of affiliates                           1,242,904         23,937,524         17,946,348

Minority interest                                             (314,380)          (497,560)          (155,562)
Equity in earnings of affiliates                             3,711,451          5,108,442          3,566,900
------------------------------------------------------------------------------------------------------------
  Net income                                             $   4,639,975      $  28,548,406      $  21,357,686
============================================================================================================

  Net income per common share                            $        0.20      $        1.23      $        1.13

Weighted average common shares and
  common share equivalents                                  23,084,673         23,138,974         18,825,480

Pro forma information (Note 3):

Income tax (benefit) expense                             $    (675,649)     $  10,556,000      $   6,767,000
Net income                                               $   4,639,975      $  28,242,406      $  20,532,686
Net income per common share                              $        0.20      $        1.22      $        1.09
------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


                                                                            August 30, 1997   August 31, 1996
=============================================================================================================
Assets
Current assets:
  Cash and cash equivalents                                                   $  79,186,746      $ 48,804,158
  Marketable securities                                                          10,022,596        23,116,484
  Trade accounts receivable, less allowance for doubtful
   accounts of $2,127,000 and $1,843,000, respectively                           54,161,499        60,532,701
  Trade accounts receivable from affiliates                                      10,092,769        20,228,673
  Inventories                                                                    61,990,473        64,075,294
  Deferred income tax benefit                                                    11,835,439         8,262,861
  Prepaid expenses and other current assets                                       6,182,794         4,974,079
-------------------------------------------------------------------------------------------------------------
   Total current assets                                                         233,472,316       229,994,250
-------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                               76,665,073        45,594,617
Investment in affiliates                                                         15,975,834        12,765,401
Deposits and other assets                                                         3,937,844         4,395,595
Deferred income tax benefit                                                       1,101,334           533,518
-------------------------------------------------------------------------------------------------------------
                                                                              $ 331,152,401      $293,283,381
=============================================================================================================
Liabilities and Stockholders' Equity
  Current liabilities:
  Current maturities of long-term debt                                        $     118,200      $    207,000
  Trade accounts payable                                                         24,349,713        30,834,470
  Accrued expenses                                                               26,398,976        29,069,279
  Customer deposits                                                               2,816,617         3,710,547
  Deferred revenue                                                                8,910,824         9,824,693
-------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                     62,594,330        73,645,989
-------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                          42,137,894           290,948
Deferred income taxes                                                                 3,340            92,021
Minority interest                                                                 2,077,208         1,127,058
Stockholders' equity:
  Preferred stock, no par value; 9,700,000 shares
   authorized; none issued and outstanding                                                -                 -
  Series A Junior Participating Preferred Stock, no par value;
   300,000 shares authorized; none issued and outstanding                                 -                 -
  Common stock, no par value; 50,000,000 shares authorized;
   issued and outstanding, 22,583,174 and 22,362,056 shares, respectively       159,706,639       157,731,828
  Retained earnings                                                              64,985,283        60,345,308
  Cumulative translation adjustment                                                (352,293)           50,229
-------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                   224,339,629       218,127,365
-------------------------------------------------------------------------------------------------------------
                                                                              $ 331,152,401      $293,283,381
=============================================================================================================

Commitments (Notes 4, 6, 9 and 18)

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                             Common Stock                      Cumulative
                                                      Number of                  Retained      Translation
                                                       Shares        Amount      Earnings       Adjustment      Total
=========================================================================================================================
Balance, August 27, 1994                             14,905,279  $ 28,727,418   $22,026,016     $ 361,392    $ 51,114,826

Stock issuance                                        7,094,539   114,913,188             -             -     114,913,188
Tax benefit from stock options exercised                      -       747,278             -             -         747,278
Change in cumulative translation adjustment                   -             -             -       897,303         897,303
S Corporation distributions to Semiconductor
  Systems' shareholders                                       -             -    (1,879,600)            -      (1,879,600)
Net income                                                    -             -    21,357,686             -      21,357,686
Adjustment to eliminate the effect of including
  Semiconductor Systems net income and S
  Corporation distributions for the four months ended
  December 31, 1994, in both fiscal 1995 and 1994.            -             -      (484,100)            -        (484,100)
-------------------------------------------------------------------------------------------------------------------------
Balance, August 26, 1995                             21,999,818   144,387,884    41,020,002     1,258,695     186,666,581

Stock issuance                                          362,238     1,817,747             -             -       1,817,747
Tax benefit from stock options exercised                      -     2,932,197             -             -       2,932,197
Reclassification of undistributed
  S Corporation earnings to common stock                      -     8,594,000    (8,594,000)            -               -
S Corporation distributions to Semiconductor
  Systems' shareholders                                       -             -      (629,100)            -        (629,100)
Change in cumulative translation adjustment                   -             -             -    (1,208,466)     (1,208,466)
Net income                                                    -             -    28,548,406             -      28,548,406
-------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1996                             22,362,056   157,731,828    60,345,308        50,229     218,127,365

Stock issuance                                          221,118     1,710,417             -             -       1,710,417
Tax benefit from stock options exercised                      -       264,394             -             -         264,394
Change in cumulative translation adjustment                   -             -             -      (402,522)       (402,522)
Net income                                                    -             -     4,639,975             -       4,639,975
-------------------------------------------------------------------------------------------------------------------------
Balance, August 30, 1997                             22,583,174  $159,706,639   $64,985,283     $(352,293)   $224,339,629
=========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended                                             August 30, 1997    August 31, 1996  August 26, 1995
===========================================================================================================
Operating Activities
Net income                                                $  4,639,975      $ 28,548,406      $  21,357,686
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Minority interest                                           314,380           497,560            155,562
   Depreciation and amortization                            12,285,993         8,209,407          3,741,901
   Provision for deferred income taxes                      (3,229,075)       (2,281,255)        (4,591,103)
   Stock issued for services                                         -                 -             65,643
   Equity in earnings of affiliates                         (3,711,451)       (5,108,442)        (3,566,900)
   Loss (gain) on sale of equipment                             76,960                 -             (8,000)
   Changes in operating assets and liabilities:
     Trade accounts receivable                              16,507,106       (27,417,666)       (27,682,119)
     Inventories                                             2,084,821       (23,497,859)       (19,294,290)
     Prepaid expenses and other current assets                (848,716)         (306,027)          (346,314)
     Trade accounts payable                                 (6,484,757)        3,822,320         13,485,625
     Accrued expenses                                       (3,405,909)        8,229,246         13,942,917
     Customer deposits                                        (893,930)        1,095,673         (1,071,074)
     Deferred revenue                                         (913,869)        4,102,663          2,517,138
     Other                                                     196,984          (104,115)            13,854
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities         16,618,512        (4,210,089)        (1,279,474)

Investing Activities
Investment in joint ventures, net of cash received             537,282                 -           (850,333)
Acquisition of property, plant and equipment               (42,880,233)      (33,111,987)       (16,899,586)
Proceeds from note receivable from affiliate                         -                 -            500,000
Purchase of marketable securities                          (14,331,765)      (32,679,361)       (14,219,782)
Sale of marketable securities                               23,059,364         7,028,937                  -
Maturities of marketable securities                          4,366,289        18,357,222                  -
(Increase) decrease in deposits and other assets              (116,552)           61,939            887,797
Proceeds from sale of equipment                                      -                 -              8,000
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (29,365,615)      (40,343,250)       (30,573,904)

Financing Activities
Debt financing costs                                          (338,872)                -                  -
Proceeds from issuance of long-term debt                    42,000,000           105,265            279,400
Principal payments on long-term debt                          (241,854)         (240,866)          (262,720)
Payments on notes payable to bank                                    -       (14,461,656)        (3,350,000)
Advances on notes payable to bank                                    -         9,961,656          7,850,000
S Corporation distribution payments                                  -          (629,100)        (1,879,600)
Net proceeds from issuance of common stock                   1,710,417         1,612,122        114,847,545
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities         43,129,691        (3,652,579)       117,484,625
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents            30,382,588       (48,205,918)        85,631,247
Cash flows for Semiconductor Systems for the
  four months ended December 31, 1994                                -                 -           (415,100)
Cash and cash equivalents at beginning of year              48,804,158        97,010,076         11,793,929
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $79,186,746      $ 48,804,158       $ 97,010,076
===========================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    Fiscal Years Ended August 30, 1997, August 31, 1996, and August 26, 1995

                                     NOTE 1

--------------------------------------------------------------------------------

                  Summary of Significant Accounting Principles

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of FSI International, Inc., and its wholly owned subsidiaries, FSI International, Ltd., a foreign sales corporation
(FSC), Applied Chemical Solutions, Inc. and Semiconductor Systems, Inc. The consolidated financial statements also include the accounts of FSI Metron Europe, Limited (FME), and FSI Chemical Management Company Korea, Ltd. (FSI-CMK), joint ventures in which Metron Technology B.V. (Metron Technology), an affiliate of the Company, owns 50 percent and 35 percent, respectively. All significant intercompany balances and transactions have been eliminated in the consolidation.

     The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks. Fiscal 1997 and 1995 consist of 52-week periods and fiscal 1996 consists of a 53-week period.

Revenue Recognition: Revenue related to the majority of the Company's products is recognized upon shipment, except for newly introduced products and for initial customer installments, which are recognized upon the successful completion of an evaluation period. Revenue on chemical management systems, for which the Company has certain responsibility for facilities engineering and design work, as well as installation, is recognized upon successful completion of the projects' phases and milestones. Losses on such projects are recognized in the period in which it is determined that it is probable that a loss might be incurred and the amount of loss can be reasonably estimated.

Cash and Cash Equivalents: All highly liquid investments purchased with an original effective maturity of three months or less are considered to be cash equivalents.

Marketable Securities: In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its marketable debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those that the Company intends to, and has the ability to, hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. Trading and available-for-sale securities are recorded at fair market value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses for trading securities are included in earnings. Available-for-sale securities' unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized (See Note 2).

Inventories: Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value.

Property, Plant and Equipment: Building and related costs are carried at cost and depreciated on a straight-line basis over a 30-year period. Leasehold improvements are carried at cost and amortized over a 3- to 15-year period or the term of the underlying lease, whichever is shorter. Equipment is carried at cost and depreciated on a straight-line or declining-balance method over its estimated economic life. Principal economic lives for equipment are 1 to 7 years. Software developed for internal use is amortized over 3 years. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts and gains or losses are included in other income (expense). Maintenance and repairs are expensed as incurred; significant renewals and betterments are capitalized.

Patents and License Fees: Patents and license fees are capitalized and amortized over their estimated economic or legal lives, whichever is shorter, ranging up to 5 years.

Investment in Affiliates: The Company's investment in affiliated companies consists of a 37.5% interest in Metron Technology and a 49.0% interest in m-FSI Ltd. Each investment is accounted for by the equity method utilizing a three-month or two-month lag due to the affiliates' May or June year-ends, respectively. Summary financial information for these affiliates is included in Note 7.

Income Taxes: Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

Product Warranty: The Company, in general, warrants new equipment manufactured by the Company to the original purchaser to be free from defects in material and workmanship for one to two years, depending upon the product or customer agreement. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

Foreign Currency Translation: Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates. Operating results for subsidiaries and investees are translated into U.S. dollars using the average rates of exchange prevailing during the year. Unrealized gains or losses resulting from translating subsidiaries and investees are included in the cumulative translation adjustment account in stockholders' equity.

Net Income Per Common Share: Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during the year. All stock options and stock warrants are reflected in the computation of common share equivalents. For all periods presented, fully diluted and primary net income per common share are approximately the same.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

                                     NOTE 2

--------------------------------------------------------------------------------

                Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities, and trade accounts receivable.
     The Company's customers consist of microelectronics manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from them. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.
     The Company invests in a variety of financial instruments such as municipal bonds, commercial paper and money market fund shares. The Company, by policy, limits the amount of credit exposure with any one financial or commercial issuer.
     The Company's financial instruments reflected on the balance sheet, including cash and cash equivalents, marketable securities, accounts receivables, notes payable, accounts payable and accrued expenses, approximate fair value due to their short maturities.
     As of August 30, 1997, and August 31, 1996, all marketable securities are classified as available-for-sale.
     Information about the contractual maturities of marketable securities at August 30, 1997, is as follows:



                                                Due After
                                       Due in    One Year
                                      One Year   Through
                                      or Less   Two Years
--------------------------------------------------------------------------------
Commercial paper,
   certificates of deposit
   and corporate bonds              $8,971,102  $1,051,494


     At August 30, 1997, $70,945,123 of investments in debt securities purchased with an original effective maturity date of less than three months are included in cash and cash equivalents on the balance sheet.
     Gross unrealized holding gains and losses and gross realized gains and losses on sales of marketable securities were not significant as of and for the years ended August 30, 1997, and August 31, 1996. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

                                     NOTE 3

--------------------------------------------------------------------------------

                                  Acquisitions

On April 4, 1996, the Company completed the acquisition of Semiconductor Systems, Inc. (Semiconductor Systems). In connection with the acquisition, the Company issued approximately 1,739,200 shares of its common stock. In addition, the Company issued options for approximately 60,800 shares of the Company's common stock in substitution of previously outstanding options to acquire shares of Semiconductor Systems' common stock.
     This transaction was accounted for as a pooling of interests; therefore, all financial statements presented have been restated to reflect the acquisition. Semiconductor Systems prepared its financial statements on a December 31 calendar year-end prior to the acquisition. In recording the pooling-of-interests combination, Semiconductor Systems' financial statements for the twelve months ended August 31, 1996, and August 26, 1995, were combined with FSI's financial statements for the same periods and Semiconductor Systems' financial statements for the year ended December 31, 1994, were combined with FSI's for the year ended August 27, 1994. Semiconductor Systems' unaudited results for the four months ended December 31, 1994, included sales of $10,500,000 and net income of $1,020,000. An adjustment was made to stockholders' equity in the combined historical financial statements to eliminate the effect of including Semiconductor Systems' net income and S Corporation distributions for the four months ended December 31, 1994, in the statements of operation for the fiscal years ended August 26, 1995, and August 27, 1994.
     The Company recorded a net deferred tax asset and tax benefit of approximately $1,500,000 for temporary differences of Semiconductor Systems. The tax benefit is a result of Semiconductor Systems' conversion from an S Corporation to a C Corporation upon closing of the acquisition.
     The Company, upon completion of the acquisition, also reclassified the undistributed earnings of Semiconductor Systems of approximately $8,600,000 to common stock from retained earnings as a result of Semiconductor Systems' conversion from an S Corporation to a C Corporation upon closing of the acquisition.
     In connection with the acquisition of Semiconductor Systems, approximately $800,000 of acquisition costs and expenses were incurred and were charged to selling, general and administrative expenses in fiscal 1996. The charge includes professional fees and other direct transaction costs associated with the acquisition.
     Pro forma data shown on consolidated statements of operations reflects the impact on income tax expense as if Semiconductor Systems was a C Corporation versus an S Corporation prior to the acquisition.
     On March 8, 1995, the Company completed its acquisition of Applied Chemical Solutions (ACS). The Company issued 1,061,472 shares of common stock in connection with the acquisition. This transaction was accounted for as a pooling of interests; therefore, all prior financial statements have been restated to reflect the acquisition. There were approximately $800,000 of acquisition costs and expenses charged to selling, general and administrative expenses in fiscal 1995 related to the ACS acquisition.

                                     NOTE 4

--------------------------------------------------------------------------------

             Related-Party Transactions and Other Lease Commitments

The Company has operating lease agreements for equipment and for manufacturing and office facilities. Certain of the lease agreements are with partnerships of which a partner is an officer, director and shareholder of the Company.
     The lease for the Company's manufacturing headquarters is a lease with such a partnership (Lake Hazeltine Properties). The agreement provides for a base monthly rental of $58,333, plus payment of executory costs such a property taxes, maintenance and insurance.
     Future minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 30, 1997, are as follows:



                                   Related
                                    Party           Other
                                   Leases          Leases           Total

----------------------------------------------------------------------------------------------------------
Fiscal Year Ending August:
1998                              $797,200      $1,597,113      $2,394,313
1999                               797,200       1,484,433       2,281,633
2000                               797,200       1,090,701       1,887,901
2001                               105,840         719,405         825,245
2002                               105,840          78,273         184,113
Thereafter                               0          20,823          20,823
----------------------------------------------------------------------------------------------------------
Total minimum
   lease payments               $2,603,280      $4,990,748      $7,594,028
----------------------------------------------------------------------------------------------------------

   Rental expense for all operating leases consisted of the following:

Fiscal Year Ended                     1997            1996            1995
----------------------------------------------------------------------------------------------------------
Rent expense for
   related-party leases         $  792,400      $  927,400      $1,320,300
Rent expense for other
   operating leases              2,025,900       2,027,000       1,280,400
----------------------------------------------------------------------------------------------------------
                                $2,818,300      $2,954,400      $2,600,700
----------------------------------------------------------------------------------------------------------

                                                    NOTE 5
----------------------------------------------------------------------------------------------------------
                                                  Inventories

Inventories are summarized as follows:


                                                    1997         1996
----------------------------------------------------------------------------------------------------------
Finished products                                $ 7,539,031  $10,715,376
Work in process                                   18,341,911   16,329,239
Subassemblies                                      9,545,857    4,689,549
Raw materials and purchased parts                 26,563,674   32,341,130
----------------------------------------------------------------------------------------------------------
                                                 $61,990,473  $64,075,294
----------------------------------------------------------------------------------------------------------


                                     NOTE 6
----------------------------------------------------------------------------------------------------------
                         Property, Plant and Equipment


The components of property, plant and equipment are as follows:


                                           1997          1996
-----------------------------------------------------------------------
Land                                  $ 1,992,029    $ 1,992,029
Building and leasehold improvements    52,186,798     17,045,409
Office furniture and equipment         31,096,055     23,254,805
Manufacturing equipment                 5,605,442      5,609,480
Lab equipment                          11,983,673      7,970,971
Tooling                                   393,782        376,657
Vehicles                                  139,107        193,605
Construction in progress                2,152,845     11,784,447
-----------------------------------------------------------------------
                                      105,549,731     68,227,403
Less accumulated depreciation
   and amortization                   (28,884,658)   (22,632,786)
-----------------------------------------------------------------------
                                      $76,665,073    $45,594,617
-----------------------------------------------------------------------


     Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In fiscal 1997 approximately $580,000 of interest was capitalized. No interest was capitalized in 1996 or 1995.
     The Company's joint venture, FME, is in the process of completing a new facility in the United Kingdom. Construction-in-progress costs for this facility of approximately $500,000 were incurred through August 30, 1997. FME has commitments of approximately $305,000 of additional costs to complete this facility. In addition, FME has commitments of approximately $170,000 for equipment related to this facility.

                                     NOTE 7
--------------------------------------------------------------------------------
                           Investments in Affiliates
On July 5, 1995, the merger of the Company's affiliates, Metron
Semiconductors Europa B.V. and the Metron Asia Group was completed with
Metron Semiconductors Europa B.V. surviving as the parent company. The Metron Asia Group was previously owned by the majority shareholders of Metron Semiconductors Europa B.V. Accordingly, the transaction has been treated as a reorganization of entities under common control. All prior Metron
Semiconductors Europa B.V. financial statements were restated to reflect this merger. On July 6, 1995, Metron Semiconductors Europa B.V. acquired
Transpacific Technology Corporation, a U.S. company. This transaction was accounted for using purchase accounting. The newly consolidated entity changed its name to Metron Technology B.V. (Metron Technology). The Company's ownership in Metron Technology is 37.5%.
     A summary of assets, liabilities and results of operations for Metron Technology and m-FSI Ltd. accounted for on the equity method is as follows (dollars in thousands):

Metron Technology

May 31,                         1997      1996      1995
--------------------------------------------------------------------------------
[S]                         [C]       [C]       [C]
Current assets               $77,211   $89,594   $50,677

Noncurrent assets             14,382    13,501     5,633
Current liabilities           54,934    70,471    36,085
Noncurrent liabilities         2,371     2,243       815
Total stockholders' equity    34,288    30,381    19,410

Fiscal Year Ended May 31,       1997      1996      1995
--------------------------------------------------------------------------------
Sales                       $255,283  $233,302  $134,533
Net income before
   minority interest           4,614     9,658     7,656
Minority interest                  -         -     (116)
Net income                     4,614     9,658     7,540

m-FSI Ltd.

June 30,                        1997      1996      1995
--------------------------------------------------------------------------------
Current assets               $18,639   $15,609    $6,430
Noncurrent assets              3,126     1,780     2,532
Current liabilities           13,660    12,438     4,989
Noncurrent liabilities           217       132        50
Total stockholders' equity     7,888     4,819     3,923

Fiscal Year Ended June 30,      1997      1996      1995
--------------------------------------------------------------------------------
Sales                        $30,207   $22,567    $9,641
Net income                     3,215     1,931       581



     Metron Technology operates mainly in Europe, AsiaPacific and the United States. m-FSI Ltd. operates in Japan.
     The Company sold approximately $73,626,000, $76,437,000 and $42,625,000 of its products in the aggregate to Metron Technology and m-FSI Ltd. in fiscal 1997, 1996 and 1995, respectively. In addition, the Company paid Metron Technology a commission for direct sales to Asia-Pacific customers of $1,774,000, $2,963,000 and $1,112,000 for fiscal years 1997, 1996 and 1995, respectively. At August 30, 1997, and August 31, 1996, trade accounts receivable from affiliates were approximately $10,093,000 and $20,229,000, respectively.

                                     NOTE 8
--------------------------------------------------------------------------------
                                Accrued Expenses

Accrued expenses are summarized as follows:


                                       1997            1996
--------------------------------------------------------------------------------
Commissions                        $ 1,206,077    $   765,797
Commissions due to affiliates          582,100      1,220,891
Income taxes                         1,276,587      2,836,846
Salaries and bonus                   4,857,761      6,400,225
Pension and profit sharing           1,397,293      1,705,220
Product warranty                    10,795,916      8,681,635
Other                                6,283,242      7,458,665
--------------------------------------------------------------------------------
                                   $26,398,976    $29,069,279
--------------------------------------------------------------------------------

                                     NOTE 9
--------------------------------------------------------------------------------
                                      Debt

Long-term debt is summarized as follows:


                                          1997               1996
--------------------------------------------------------------------------------
Unsecured senior notes;
   interest rates ranging
   from 7.15% to 7.27%
   through December 2006              $42,000,000          $       -
Capital leases on equipment;
   interest rates ranging from
   8.83% to 12.68% through
   September 2000 secured by
   underlying equipment                   249,700            459,000
Other                                       6,394             38,948
--------------------------------------------------------------------------------
                                       42,256,094            497,948
   Less current maturities               (118,200)          (207,000)
--------------------------------------------------------------------------------
                                      $42,137,894           $290,948
--------------------------------------------------------------------------------

     Future payments of long-term debt are as follows:


Fiscal Year Ending
--------------------------------------------------------------------------------
1998                                                     $   118,200
1999                                                          73,585
2000                                                       6,059,813
2001                                                       7,718,782
2002                                                       7,714,286
Thereafter                                                20,571,428
--------------------------------------------------------------------------------
                                                         $42,256,094
--------------------------------------------------------------------------------

     On December 19, 1996, the Company completed a private debt placement for $30.0 million of 7.15% unsecured senior notes due 2004 and $12.0 million of 7.27% unsecured senior notes due 2006. The notes are subject to certain affirmative and negative covenants, including financial ratio tests such as an indebtedness ratio and a tangible net worth test.

                                    NOTE 10
--------------------------------------------------------------------------------
                                  Income Taxes
The provision for income tax (benefit) expense is summarized as follows:


Fiscal Year Ended         1997         1996         1995
--------------------------------------------------------------------------------
Current
Federal            $ 2,763,000   $11,997,000  $ 9,561,000
Foreign                333,000       419,000      204,000
State                  459,000     1,781,000      768,000
--------------------------------------------------------------------------------
                     3,555,000    14,197,000   10,533,000
--------------------------------------------------------------------------------

Deferred
Federal             (3,750,000)   (3,694,000)  (4,084,000)
Foreign                 32,000        26,000            -
State                 (512,000)     (279,000)    (507,000)
--------------------------------------------------------------------------------
                    (4,230,000)   (3,947,000)  (4,591,000)
--------------------------------------------------------------------------------
                   $  (675,000)  $10,250,000  $ 5,942,000
--------------------------------------------------------------------------------


     In fiscal 1997, 1996 and 1995, there was a tax benefit of $264,394, $2,932,197 and $747,278, respectively, credited to stockholders' equity associated with the exercise of stock options.
     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at August 30, 1997, and August 31, 1996, are as follows:


                                              1997        1996
--------------------------------------------------------------------------------
Deferred Tax Assets
Inventory                                 $3,318,000  $1,895,000
Deferred revenue                           1,209,000   1,203,000
Accounts receivable                          808,000     671,000
Property, plant and equipment              1,220,000     662,000

Accruals                                   5,557,000   4,337,000
Other, net                                   854,000     422,000
--------------------------------------------------------------------------------
   Total gross deferred tax assets        12,966,000   9,190,000
--------------------------------------------------------------------------------
Other, net                                    32,000     486,000
--------------------------------------------------------------------------------
   Total gross deferred tax liabilities       32,000     486,000
--------------------------------------------------------------------------------
      Net deferred tax assets            $12,934,000 $ 8,704,000
--------------------------------------------------------------------------------


     Based on the Company's taxable income over the last three fiscal years, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax asset of $12,934,000 as of August 30, 1997, through the availability of taxable income in the carryback period and of future earnings.
     The effective income tax (benefit) expense differs from the expected statutory federal income tax as follows:


Fiscal Year Ended                 1997         1996         1995
--------------------------------------------------------------------------------
Expected federal
   income tax expense           $199,000  $11,966,000  $ 8,361,000
State income (benefit)
   expense, net of
   federal benefit               (52,000)     991,000      645,000
Research activities credit      (580,000)    (171,000)    (239,000)
Tax-exempt interest income      (489,000)    (490,000)           -
Valuation allowance                    -            -   (2,198,000)
Foreign sales corporation        (18,000)    (685,000)    (621,000)
S Corporation net income               -     (263,000)    (549,000)
Establishment of
   S Corporation
   deferred tax asset                  -   (1,500,000)           -
Other items, net                 265,000      402,000      543,000
--------------------------------------------------------------------------------
                               $(675,000) $10,250,000  $ 5,942,000
--------------------------------------------------------------------------------


     The Company utilized approximately $259,000 and $1,300,000 of net operating loss carryforwards from ACS in fiscal years 1996 and 1995, respectively.

     At August 30, 1997, there were approximately $12,988,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely, subject to cash flow requirements. It is not practicable to estimate the deferred tax liability related to such undistributed earnings. If such earnings were remitted to the Company, applicable U.S. federal income and foreign withholding taxes would be substantially offset by available foreign tax credits.

                                    NOTE 11
--------------------------------------------------------------------------------
                        Pension and Profit-Sharing Plans

The Company has a defined-contribution pension plan covering substantially all employees. Total pension cost for fiscal 1997, 1996 and 1995 was $1,818,376, $1,408,086 and $857,826, respectively. There is no past service liability.
     The Company's joint venture, FME, has a fully insured pension plan for its present directors and employees with a minimum annual contribution of approximately $39,800. Total pension cost for fiscal 1997, 1996 and 1995 for FME was approximately $66,500, $74,500 and $38,500, respectively.
     The Company also has Employee 401(k) Retirement Plans, which allow for discretionary profit-sharing contributions, covering eligible employees. Contributions under the plans are determined by a formula or at the discretion of the Board of Directors. Contributions accrued for in fiscal years 1997, 1996 and 1995 were $0, $250,000 and $290,000, respectively.

                                    NOTE 12
--------------------------------------------------------------------------------
                           Stock Options and Warrants

In addition to other stock-based plans, the Company has a 1997 Omnibus Stock Plan (the Plan). The Plan, which was approved by the Company's shareholders, authorizes stockbased awards (Awards) to purchase up to 1,000,000 shares of the Company's common stock. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan.

     The activity under stock option plans of the Company is as follows:


                                    Number of Shares         Weighted
                                Available                     Average
                                    for                    Exercise Price
Activity Description               Grant  Outstanding        Per Share
-------------------------------------------------------------------------
August 27, 1994                  455,563    1,666,843          $ 3.32
Directors' Nonstatutory Plan     100,000            -               -
Granted                         (459,544)     459,544           14.48
Exercised                              -     (519,381)           2.49
Canceled                          10,694      (17,694)           6.57
-------------------------------------------------------------------------
August 26, 1995                  106,713    1,589,312            6.64
Additional shares authorized
   for 1994 Omnibus Stock
   Option Plan                   500,000            -               -
Granted                         (422,161)     422,161           16.85
Exercised                              -     (227,300)           2.10
Canceled                          62,880      (64,547)          15.28
--------------------------------------------------------------------------------
August 31, 1996                  247,432    1,719,626            9.43
Additional shares authorized
   for 1997 Omnibus Stock
Option Plan                    1,000,000            -               -
Granted                       (1,019,817)   1,019,817           12.02
Exercised                              -     (129,360)           4.78
Canceled                         208,385     (511,291)          17.83
--------------------------------------------------------------------------------
August 30, 1997                  436,000    2,098,792          $ 9.01
Number of shares exercisable
   at August 30, 1997            981,453                       $ 5.51
--------------------------------------------------------------------------------

     The weighted-average fair value of options granted during 1997 and 1996 was $6.66 and $6.99, respectively.
     At August 30, 1997, the range of exercise prices and the weighted-average remaining contractual life of outstanding options was $0.94 to $20.50, and 7.3 years, respectively. At August 30, 1997, and August 31, 1996, currently exercisable options of common stock aggregated 981,453 shares and 873,388 shares, respectively, and the weighted-average exercise price of those options was $5.51 and $4.64, respectively.
     On September 25, 1996, the Board of Directors approved the repricing of all unexercised options with an exercise price greater than $11.625; the new exercise price of such options is $11.625. In addition, the vesting periods of the unvested portion of the repriced options were delayed by one year. There were approximately 452,000 options with exercise prices of $12.25 to $29.00 canceled and reissued under the terms described above.
     In fiscal 1993, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $3.75 per share to an unrelated company providing consulting services. The warrant expires on February 29, 2003.
     On May 22, 1997, the Company adopted a Shareholder Rights Plan (the Rights Plan). Pursuant to the Rights Plan, Rights were distributed as a dividend at the rate of one preferred share purchase right (a Right) for each outstanding share of common stock of the Company. The Rights expire on June 10, 2007, unless extended or earlier redeemed or exchanged by the Company.
     Under the Rights Plan, each Right entitles the registered holder to purchase one-hundredth of a Series A Junior Participating Preferred Share, no par value (Preferred Shares), of the Company at a price of $90. The Rights will become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.
     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company has adopted the disclosure-only provisions of SFAS No. 123 but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company recognized no compensation expense in 1997 or 1996 under APB No. 25.
     If the Company had elected to recognize compensation cost for the stock option plan and employee stock purchase plan based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income and net income per common share would have been changed to the pro forma amounts indicated below:


(In thousands, except per-share amounts)   1997    1996
--------------------------------------------------------------------------------
Net Income
    As reported                           $4,640  $28,548
    Pro forma                             $2,159  $27,233
Net Income Per Common Share
    As reported                            $0.20    $1.23
    Pro forma                              $0.09    $1.18

     NOTE: The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
     The fair value of stock options used to compute pro forma net income and net income per common share disclosures is the estimated present value at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions:


                                     Options        ESPP
                                  1997   1996   1997   1996
--------------------------------------------------------------------------------
Expected dividend yield           0.0%   0.0%   0.0%   0.0%
Expected stock price volatility  59.0%  59.0%  66.0%  66.0%
Risk-free interest rate           6.3%   5.5%   5.8%   5.1%
Expected life (years)             3.8    3.8    1.0    1.0


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

                                    NOTE 13
-------------------------------------------------------------------------------
                          Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the Plan) that enables employees to contribute up to 6% of their wages toward the purchase of the Company's common stock at 85% of the lower of market value at the beginning of the calendar year or the end of the calendar year. On December 31, 1996, 1995 and 1994, 91,765 shares were issued at $12.22 per share, 99,927 shares were issued at $11.37 per share and 139,582 shares were issued at $4.78 per share, respectively, under the Plan.
     At August 30, 1997, there were 330,586 shares reserved for future employee purchases of stock under the Plan.

                                    NOTE 14
--------------------------------------------------------------------------------
                          Additional Sales Information

International sales for the fiscal years 1997, 1996 and 1995 were approximately 36%, 35% and 33%, respectively, of total sales. (Included in these percentages and the table below are sales to affiliates. See Note 7.) International sales by geographic area, consisting principally of export sales, are summarized as follows:


Fiscal Year Ended         1997          1996      1995
--------------------------------------------------------------------------------
Asia               $37,058,000   $54,018,500  $43,081,300
Europe              52,192,800    51,862,200   28,324,900
Other                  447,300     2,007,500      148,700
--------------------------------------------------------------------------------
                   $89,698,100  $107,888,200  $71,554,900
--------------------------------------------------------------------------------


     The following summarizes significant customers comprising 10% or more of the Company's customer sales, which include sales through affiliates to end users:


Fiscal Year Ended  1997  1996  1995
--------------------------------------------------------------------------------
Customer A          -     -     13%
Customer B          -    12%     -
Customer C         17%   11%    14%
Customer D          -     -     12%
Customer E          -     -     10%

- Sales to respective customer are less than 10% during the fiscal year.

                                    NOTE 15
--------------------------------------------------------------------------------
                      Research and Development Agreements

The Company has received research and development funding commitments from third-party organizations. Such funds are not anticipated to cover all costs of the research and development projects involved. The funds received are recorded as reductions of research and development expenses. The Company recognized approximately $276,500, $0, and $546,200 of third-party funding in fiscal years 1997, 1996 and 1995, respectively.

                                    NOTE 16
--------------------------------------------------------------------------------
                               License Agreements

The Company, in the ordinary course of business, enters into various licensing agreements related to technologies. These agreements generally provide for technology transfers between the Company and the licensors in exchange for minimum royalty payments and/or a fixed royalty to the licensors. These agreements can generally be terminated by the Company with appropriate notice to the licensors.

                                    NOTE 17
--------------------------------------------------------------------------------
                      Supplementary Cash Flow Information

The Company paid interest, net of amounts capitalized, in fiscal 1997, 1996, and 1995 of $1,124,884, $467,283 and $171,219, respectively. Income taxes paid in fiscal years 1997, 1996, and 1995 were $4,818,723, $11,424,910 and
$5,957,026, respectively. Capital leases entered into for financing purchases of equipment during fiscal 1997, 1996 and 1995 were $0, $241,610 and $0, respectively. In addition, the Company realized, in fiscal years 1997, 1996 and 1995, a tax benefit from the exercise of stock options in the amount of $264,394, $2,932,197 and $747,278, respectively.

                                    NOTE 18
--------------------------------------------------------------------------------
                                 Contingencies

In the normal course of business, the Company from time to time may become involved in litigation. Such litigation could ultimately result in a liability to the Company. As of August 30, 1997, the Company believes it is not involved in any litigation that will have a material financial impact on the Company.


                                          First    Second     Third    Fourth
 (In thousands, except per-share data)   Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
 1997 (unaudited)
 Sales                                  $66,991  $60,157   $51,394   $73,899
 Gross profit                            26,765   21,292    19,668    26,588
 Operating (loss) income                  3,868      128    (5,518)     (369)
 Net (loss) income                        4,041    1,938    (2,744)    1,405
 Net (loss) income
     per common share                     $0.18    $0.08    $(0.12)    $0.06
 1996 (unaudited)
 Sales                                  $70,344  $75,432   $67,466   $90,799
 Gross profit                            29,800   32,989    29,707    37,306
 Operating income                         8,515    9,281     4,708     7,558
 Net income                               7,725    8,588     5,756     6,479
 Net income
     per common share                     $0.33    $0.37     $0.25     $0.28


The Company's fiscal quarters are generally 13 weeks, ending on a Saturday. The fiscal year ends on the last Saturday in August and comprises 52 or 53 weeks.


The Company's common stock is traded on The Nasdaq Stock Market under the symbol FSII. The following table sets forth the highest and lowest sale prices, as reported by The Nasdaq Stock Market, for the periods indicated.


                     QUARTERLY DATA COMMON STOCK PRICES

                         1997               1996
Fiscal Quarter      High      Low      High     Low
--------------------------------------------------------------------------------
First              $15 3/8    $10      $38 1/2   $18 1/2
Second              18 1/4     12 1/2   24 1/4    12 1/2
Third               15 1/4     10 7/8   16        10 3/4
Fourth              20 3/16    13 3/4   14 5/8     9 5/8


There were approximately 782 stockholder accounts of record on November 7, 1997, and an estimated 14,000 stockholders who held Company stock in street name.

The Company has never declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business, and does not anticipate paying dividends in the foreseeable future.

                     CORPORATE AND STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


Board of Directors

James A. Bernards
President
Facilitation, Incorporated
(Strategic planning, directorships, organizational development)

Neil R. Bonke
Chairman
Electroglas, Inc. (retired)
(Automatic wafer probing
equipment manufacturer)

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

Corporate Officers

Joel A. Elftmann
Chairman, President
and Chief Executive Officer
Co-founded FSI in 1973

Dr. Robert E. Cavins
Executive Vice President, President Chemical Management Division
Joined FSI in 1993

Dale A. Courtney
Executive Vice President, President Surface Conditioning Division
Joined FSI in 1987

Peter A. Pope
Executive Vice President, Marketing, Account Management and Quality Joined FSI in 1982

Benno G. Sand
Executive Vice President, Chief Financial Officer and Secretary
Joined FSI in 1982

Dr. Benjamin J. Sloan
Executive Vice President, President Microlithography Division
Joined FSI in 1992

J. Wayne Stewart
Executive Vice President, Operations
Joined FSI in 1994

Charles R. Wofford
Vice Chairman
Joined FSI in 1996

Corporate Headquarters
322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
Phone: 612/448-5440
Fax: 612/448-2825

Common Stock
The common stock of FSI International is traded on The
Nasdaq Stock Market under
the symbol FSII.

Registrar and Transfer Agent
Harris Trust & Savings Bank,
Shareholder Services Division
311 West Monroe Street
Chicago, Illinois 60606
312/461-2549

Stockholder Inquiries
Investors seeking financial publications or wishing to be placed on the Company's mailing list of investors may call: 612/361-7973

Financial statements and information about FSI International are also available electronically via the World Wide Web at: http://www.fsi-intl.com

General stockholder and investor questions may be directed to:
Heide Erickson
Manager, Investor Relations
FSI International, Inc.
322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
612/361-7648

Form 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders on request by contacting the Investor Relations Department at the address above.

Annual Meeting
All stockholders and other interested parties are invited to attend the Company's annual meeting, scheduled for January 27, 1998, at 3:30 p.m. at the Lutheran Brotherhood Building, 625 Fourth Avenue South, Minneapolis, Minnesota.

Independent Auditors
KPMG Peat Marwick LLP
Minneapolis, Minnesota

General Counsel
Luke R. Komarek
FSI International, Inc.

We were profoundly saddened by the death of William F. Mitchell, a board member of FSI International from 1978 to 1991. Mr. Mitchell was an exceptional leader, who remained - even after his tenure on FSI's board - a mentor and inspiration for FSI management. FSI is proud to announce that it has named its boardroom in Mr. Mitchell's honor to memorialize this extraordinary man.


                                    GLOSSARY
--------------------------------------------------------------------------------
> CAGR: Compound Annual Growth Rate.

> Class 1: A classification for a super-clean environment of a manufacturing facility or laboratory, designating the number and size of particles per cubic foot of air. The lower the rating, the cleaner the facility.

> Cluster: A modular cluster of process equipment stations within a manufacturing facility that form an enclosed work cell. The FSI POLARIS(R) Cluster consists of independent modules or building blocks that can be configured in many combinations.

> CMP (chemical-mechanical planarization or polishing): A process that removes unwanted material from the wafer surface by using a chemical "slurry" containing abrasives along with mechanical equipment that applies pressure on a rotating platen to polish the surface.

> Fab: Manufacturing facility where integrated circuits are produced.

> Integrated circuit (IC): A tiny complex of electronic components and their connections produced on a slice of material, such as silicon. Commonly referred to as a chip.

> Semiconductor: A material, such as silicon (symbol: Si), used in manufacturing integrated circuits (IC), that has properties of both an insulator and a conductor.

> Slurry: The chemical mixture used in the chemical mechanical planarization or polishing (CMP) process. The chemical contains minute particles, often silicon or alumina, that aid in polishing.

> Thin film head: The device that reads from and writes information to a hard disk of a computer.

> Wafer: A thin, round slice of semiconductor material, such as silicon, on which integrated circuits are manufactured and then cut into chips.