Form 10-K, Exhibit 13
period 1998-08-29
FSI INTERNATIONAL INC
filed 1998-11-23
CIK 841692

                                                                    EXHIBIT 13.0

FSI International
1998 ANNUAL REPORT
25 YEARS OF INNOVATION  AND CHALLENGE

Company Description
FSI International, Inc. (Nasdaq: FSII) is a leading global supplier of automated processing equipment used to manufacture microelectronics, including semiconductor devices, thin film heads and multichip modules. The Company develops, manufactures and markets products that are used in the technology areas of microlithography, chemical management and surface conditioning. The Company's products provide broad customer solutions at the key process steps for microelectronics manufacturing. In addition to its engineering, laboratory and manufacturing facilities at its corporate headquarters in Chaska, Minn., FSI maintains primary facilities in Allen, Texas; Fremont and Hollister, Calif.; and Newhaven, England. The Company supports its expanding customer base by maintaining sales, service and support centers throughout North America, and through its affiliates in Europe, Japan and the Asia-Pacific region.

The information in this annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. Such statements are subject to certain risks and uncertainties, including those discussed on pages 15 through 18 of this annual report, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results could differ. Forward-looking statements are indicated by an asterisk (*).

Table of Contents
Financial Highlights                                             1
Letter to Shareholders                                           2
Operations Review                                                5
Selected Financial Data                                         11
Management's Discussion and Analysis                            12
Independent Auditors' report                                    19
Statement of Management's Responsibility                        19
Consolidated Financial Statements                               20
Notes to Consolidated Financial Statements                      24
Quarterly Data                                                  32
Corporate and Stockholder Information                           33

Financial Highlights
(in thousands, except per share              1998           1997          1996
data)
--------------------------------------------------------------------------------
Sales                                     $ 217,894      $ 252,441     $ 304,041
Research and development expenses            42,975         39,713        40,998
Net (loss) income                           (21,952)         4,640        28,548
Net (loss) income per

common share
Basic                                     ($   0.96)     $    0.21     $    1.29
Diluted                                   ($   0.96)     $    0.20     $    1.23
Cash, cash equivalents and                $  88,879      $  89,209     $  71,921
marketable securities
Working capital                             156,044        170,878       156,348
Property, plant and equipment                68,788         76,665        45,595
Total debt                                   42,130         42,256           498
Total assets                                310,458        331,152       293,283
Stockholders' equity                        204,376        224,340       218,127
Book value per share                      $    8.87      $    9.93     $    9.75
Number of shares outstanding                 23,035         22,583        22,362


During fiscal 1998, there were $14.5 million of pre-tax charges including $2.0 million relating to organizational changes and the settlement of a patent infringement lawsuit and $12.5 relating to severance and outplacement costs, increased inventory reserves, facilities consolidation costs and other charges.


To Our Shareholders

FSI International did not have a good year in fiscal 1998, reflecting industry conditions. What started out as a promising year ended in disappointment. In this letter, I will do my best to explain to you what happened, why our revenues were down and why we reported a loss for the year.

First of all, there is a worldwide decline in the semiconductor industry. It began in 1996, showed modest improvement in early 1997, but then worsened and continued to decline during 1998. As a result, customers canceled or delayed anticipated capital equipment purchases. This situation was compounded by the Asia-Pacific economic and currency crisis.

During the year we took steps--which we will detail later in this letter--to keep FSI healthy in this challenging environment. We continue to monitor industry conditions to determine if any additional steps are needed. Despite these difficult measures, we remain very positive about FSI. After 25 years in the business, we are well aware of the dramatic economic and technological cycles that are typical of the semiconductor industry.

Let me assure you that FSI has excellent products, technology and people in place. We are proud to report that for the fourth time, VLSI Research ranked FSI one of the 10 best semiconductor capital equipment suppliers in the world. To serve our customers, we will continue to invest in vital research and development and other strategically important programs.* Above all, we are well positioned to respond when the industry recovers.

Financial Results
During fiscal 1998, sales declined 14 percent to $218 million from $252 million in fiscal 1997. The net loss was $22 million, or $.96 per share (diluted) compared to a net income of $4.6 million or $.20 per share (diluted) in fiscal 1997.

The steps we took in the fourth quarter to lower our operating costs resulted in $12.5 million in pretax charges. However, we ended the year in a strong financial position with $88.9 million in cash, cash equivalents and marketable securities, a current ratio of 3.5 to 1, and a book value of approximately $8.87 per share. We also began fiscal 1999 with approximately $54 million in backlog.

Management/Employees
In January 1998, The President's Office was established with a primary focus on day-to-day operations. This change now allows me to focus more time and energy on customer and industry issues and opportunities. We now have in place three autonomous divisions with a dedicated primary facility for each. We believe that by having engineering, laboratory, manufacturing, sales, marketing and service within each division we will see an increase in the quality of products and services and improve our operational efficiency.*

The President's Office includes Ben Sloan, Ph.D., as Chief Operating Officer; and Benno Sand as Chief Administrative Officer. Ben is also continuing to serve as President of the Microlithography Division. Benno, who was previously Chief Financial Officer, now has responsibility for all the Company's shared service organizations, including Finance.

Also in January 1998, Patricia (Pat) Hollister was appointed Chief Financial Officer and Corporate Controller. She has been with FSI as Corporate Controller since 1995. In addition, shortly after the retirement of Bob Cavins, Ph.D., Dale Pescatrice was hired and appointed President of the Chemical Management Division. Then, in midyear, Ajit Rode joined the Company as Vice President and General Manager for the Microlithography Division's Fremont, Calif. operation. These managers bring a wealth of knowledge and experience to our Company.

We are also pleased to announce the election of Thomas (Tommy) George, Ph.D., to our Board of Directors. Tommy is retired from Motorola where he served as President and General Manager of the Semiconductor Products Group.

Unfortunately, the deterioration in industry conditions during the year required us to make some changes that affected our work force. After three quarters in fiscal 1998, we reported a $4.7 million loss and expected continued losses in the fourth quarter. As a result, through two steps in July and October, we were forced to reduce our work force to 950 employees, or approximately 29 percent.

We are sincerely saddened by these actions. It hits us hard when we are forced to release employees. Although no one likes these cost reduction measures, they are well understood and a necessary step for the Company to maintain cash and position itself to return to profitability.

After taking such actions, it is always difficult to ask remaining employees to recommit their talents and energy and convince them there is a future for the industry. However, we have historically had a dedicated and committed work force focused upon reaching higher levels of efficiency and customer satisfaction and we do not expect this to change.*

Organizational Focus
With our divisionalization initiative complete, we continue to improve on quality and operational efficiencies within each division--Surface Conditioning, Microlithography and Chemical Management. Our goal is to leverage the best practices in each division, while our challenge is to show the benefit of this organizational structure.*

To support this business model, we selected SAP as our enterprise resource planning (ERP) system. We decided to replace our existing systems with a single ERP system that can provide managers with better real time information which is required for decision making. When the implementation is completed in late 1999, the new system should allow FSI to operate as an integrated enterprise and perform functions that existing systems cannot.*

As we move forward into the next fiscal year, we intend to focus on delivering our process technology on fewer platforms.* And, to bridge the gap between 200-mm and 300-mm in the marketplace, we have developed a two-prong strategy:
FSI is providing process capabilities and support for current 200-mm wafer fabrication, while at the same time, bridging to the next-generation equipment compatible with 300-mm/sub 0.18-micron technologies.*

Industry Outlook
The demand for PC's historically has had a significant impact upon semiconductor industry growth. Analysts predict that PC unit volume growth will continue in 1999 driven by expanding internet usage, in-home networks, attractive PC pricing and Year 2000 upgrade requirements.

However, the industry worldwide continues to be affected by production overcapacity. In fact, chip manufacturers are producing more chips on each wafer by shrinking the die size. Currently, manufacturers are able to increase production without buying a significant amount of new equipment or moving to the next generation 300-mm wafer size, resulting in a delay of 300-mm production and the need to purchase equipment.

Although shrinking feature sizes have allowed device manufacturers to extend the life and increase the production of existing fabs, at some point they will need to build new fabs to produce next generation devices. We believe that customers will start to recognize this in calendar 1999.*

Also, within the past few years, there has been a significant shift in strategy in the industry. More and more integrated circuit manufacturers are using foundries to handle their overcapacity orders instead of expanding existing or constructing new facilities. While we are not certain what this shift will mean in the long term, we are paying attention to it. The positive aspect of this shift is that foundry production calls for very flexible processing capability. We believe FSI products provide an advantage in this area.

Overall, the semiconductor industry is expected to begin growing again sometime in late calendar 1999.* But it will depend on the global economy as to when it will truly start to come back.

Strategic Direction
In an effort to strengthen FSI's overall competitiveness and value to customers, we are focused upon the following business and shared services objectives: resist processing, surface conditioning, chemical management, back-end-of-line
(BEOL), business systems, worldwide presence and human resources.

We are supporting these objectives by
providing funding for certain underlying strategies. These strategies include continuing to fund resist processing on silicon wafers and thin film head manufacturing, as well as nickel iron plating for thin film head manufacturing utilizing our proven cluster platform. The surface conditioning objective is supported by two primary strategies: expand the breadth of process applications on existing and new products, and strengthen our worldwide service and support capabilities.

The Chemical Management Division will continue to focus resources on slurry blending and delivery technology used in chemical mechanical polishing (CMP) and high purity chemical blending and delivery technology for other bulk chemicals used in a customer's fab. Also, we are funding a few strategies in support of our BEOL objective with a primary goal of leveraging existing platform and process technology for use with emerging BEOL device manufacturing technology.*

In support of our business system objective, we have allocated resources to upgrade our business systems to SAP, as previously discussed, and to ensure that all internally developed hardware and software is Year 2000 compliant. In an effort to accomplish our worldwide presence objective, we are working closely with our affiliates, Metron Technology and m-FSI, to improve our customer satisfaction by strengthening our worldwide support capabilities. Also, in support of our human resources objective, we have a strategy to align our reward and performance systems in support of progress made toward accomplishing key objectives and strategies.

In closing, I want to express my gratitude to our employees and affiliates for their loyalty, and to our customers and shareholders for their continued support. I believe that if we execute well, we will be able to leverage our world-class laboratory and manufacturing facilities when industry conditions improve.* We are ready for the challenges that face us in the coming year.

Sincerely,

Joel A. Elftmann
Chairman and Chief Executive Officer
November 13, 1998


Operations Review

25 Years of Innovation and Challenge

Twenty-five years ago in Chaska, Minnesota, FSI International was launched with the introduction of the semiconductor industry's first centrifugal spin rinser dryer for silicon wafers.

Since that time, FSI has become an innovative supplier of automated processing equipment used to manufacture microelectronics, including semiconductor devices, thin film heads and multichip modules. Today the company specializes in three distinct wafer manufacturing technologies--surface conditioning, photoresist processing (microlithography) and chemical management--each one representing a different division of FSI.

An international company since its earliest days, FSI is involved in one of the world's most dynamic and challenging industries. It is an industry with technology that evolves at a rapid pace, customers who span the globe, and process requirements that change with each successive device generation.

Our business depends upon the capital equipment expenditures of microelectronics manufacturers, which in turn depend on current and anticipated market demand for semiconductor devices and products utilizing semiconductor devices. Although the semiconductor industry has seemingly had vast potential, it has also been volatile and cyclical.

Over the years, FSI has emphasized long-term, strategic technology roadmaps to deliver leading-edge products. We also know our customers remain under tremendous pressure to deliver increasingly complex, higher quality, lower-cost products.

Although the industry is currently in a downturn, we believe a new wave of growth is inevitable.* At some point, manufacturers will upgrade their technology and new production capacity will come on stream.* As it has for the past 25 years, FSI International is prepared to respond to the needs of its customers today, tomorrow and well into the next millennium.*


Surface Conditioning

Since it began, FSI has been at the forefront of wafer cleaning technology. Over the years, the Company has expanded its surface conditioning technologies to include wet, vapor, cryokinetic and dry-vacuum processes.

Today, the Surface Conditioning Division's products include the MERCURY Surface Conditioning Systems, which perform submicron cleaning, etching and photoresist stripping applications; EXCALIBUR Vapor Phase Processors, which perform specialty etching and cleaning applications; and the ARIES CryoKinetic Surface Conditioning System, which uses frozen argon/nitrogen crystals to remove particulate contamination from semiconductor wafers.

In addition, the division has developed the ZETA Surface Conditioning System, which is a spray batch processor designed to meet all factory automation requirements for both 200- and 300-mm wafer technology. The ZETA system has a broad range of applications to meet the needs of 0.18 micron and smaller process technologies. In addition, we are currently undergoing a SEMATECH I300I 300-mm Phase 3 process qualification with the ZETA system and anticipate shipment to customer sites in 1999.*

While this was a difficult year for the semiconductor industry, the Surface Conditioning Division can report a number of accomplishments. For example, we shipped our 300th EXCALIBUR vapor phase system. In fact, in a down market, we had our best year for EXCALIBUR systems--revenues in 1998 increased compared to 1997--and have continued to receive orders from the United States, Europe and the Asia-Pacific region. The EXCALIBUR system has a broad customer base and the capability to do certain processing steps better than any other available technology. We have maintained a leadership position with this product, and it is the cornerstone for developing advanced cleaning technologies.

With our ARIES product, all sales had been to one major device manufacturer. Recently, however, we demonstrated yield improvements for another key customer which showed an opportunity for a very quick return on investment for them. In addition, the ARIES system can provide back-end-of-line (BEOL) process applications for advanced logic devices.

Our goal for the Surface Conditioning Division is to be the leading supplier of total cleaning solutions. We are supporting this goal through a combination of internal product and process development and acquisition of critical technology to provide a complete product portfolio to meet our customers' needs. To offer this complete portfolio, we know we need a combination of processing technologies and equipment configurations.

We also know our systems need to handle all wafer sizes through 300-mm with capabilities from manual to robotic loading. The tools must also accommodate open cassette, SMIF (standard machine interface), or fully automated 300-mm FOUPs (front opening unified pods). To offer 300-mm solutions, we are not just modifying a 200-mm tool. In fact, we have new 300-mm designs based upon our current underlying tool technology and application knowledge.

To make our product development and on-going support more cost effective, the division has embarked on a strategy of platform consolidation. Our plan is to reduce the number of overall control and handling systems. For example, our new ANTARES(TM) single wafer platform is capable of integrating such products as the EXCALIBUR and ARIES systems. We will merge these systems and controls to a common handling and control system.* The advantages for customers will include common spares, less service training and support, less engineering support and the ability to mix and match multiple process technologies. We will accept orders for this new platform in early 1999 for shipment later in the year.*

To help our customers lower the overall cost of ownership, we have introduced a device termed "low flow pickup." This gives our spray processing equipment the ability to operate with diluted chemicals, thereby reducing overall chemical cost. We have also been successful in demonstrating that we can completely eliminate the sulfuric acid and hydrogen peroxide mixture by using low cost ozonated water for certain stripping applications. We have patents pending in this area. This technology is extendable to BEOL processing and is compatible with advanced copper interconnect device manufacturing technology now being adopted by certain customers.

Overall, the Surface Conditioning Division is well positioned for the future. We are building on our momentum with innovative products and technologies as well as dedicated people.

27.6% Percentage of Sales

Major Products
- MERCURY(R) Surface Conditioning Systems with optional Material Handling System
  (MHS)
- EXCALIBUR(R) Vapor Processing Systems
- ARIES(R) CryoKinetic Surface Conditioning System
- ZETA(TM) Surface Conditioning System
- Process and Service Support

The move to copper as an interconnect metal is an attractive substitute for standard aluminum primarily because of its lower resistivity.


Microlithography

In 1990, FSI licensed technology from Texas Instruments to create a workcell that became the POLARIS Microlithography Cluster, an innovative product line introduced in 1991. In 1996, FSI acquired Semiconductor Systems, Inc. (SSI)--the division's Fremont, Calif. operation. With this acquisition, the division became the U.S. and European market leader in providing resist processing technology for manufacturing of thin film heads.

Today, the Microlithography Division supplies photoresist processing equipment and services for the semiconductor, thin film head and multichip module markets from its design and manufacturing facilities in Allen, Texas, and Fremont.

Unmatched in the industry for its productivity and flexibility, the POLARIS Microlithography Clusters apply and develop photosensitive materials on the silicon wafer surface. The foundation of the POLARIS system is its productivity and process capabilities. With linewidths shrinking, the most important process parameter relative to photoresist equipment is thermal control. This has been an area where FSI has demonstrated it can outperform its competitors.

Last February, FSI introduced its fourth-generation of the POLARIS system, the 2500 Microlithography Cluster. The POLARIS 2500 system features stacked spinners for depositing photosensitive materials and applying a developer solution after exposure. It also has 12 bake, prime and chill stations in a single module, resulting in the smallest footprint of any system in the industry and more efficient use of fab space. The POLARIS 2500 system is a 0.18-micron platform with process extendability to smaller features, allowing customers to leverage its capabilities for next generation devices. The features and characteristics of this evolutionary product have been very well received.

We have also been field testing the POLARIS 3000 system, which will allow processing of 300-mm wafers with no real change in platform or control systems. To develop the 3000, we used 200-mm proven platform technology, making the tool more affordable with reduced risk to the customer. Although acceptance of 300-mm technology has been delayed by customers, the division has stayed on its development schedule and is ready for the move to 300-mm.

In an effort to ensure that our tools are performing well and that service is timely, the division completed a performance improvement program during the past year. In addition, we transferred all POLARIS cluster manufacturing from our location in Chaska to our new 150,000-sq.-ft. world-class facility in Allen in order to have all engineering, manufacturing and research capabilities in one location. This move has improved both communication and efficiencies.

In recognition of the Microlithography Division's "excellent quality, first class performance, outstanding cooperation and responsiveness," the division received the Vendor of the Year award from SMST (Sub Micron Semiconductor Technology), a joint venture between IBM and Philips Semiconductors in Germany. The award was based on the division's and our affiliate's--Metron Technology--support for 12 POLARIS Microlithography Clusters located at SMST's facility in Boeblingen.

As part of FSI's strategy to license technology, the division--working with a key customer--licensed certain nickel iron plating technology, which is used for manufacturing thin film heads. As a result, we are now providing multiple thin film head process applications on a proven cluster platform. We have already received repeat orders for the product, which is now available to other customers.

At the division's Fremont operation, where we manufacture the OrbiTrak and SCORPIO systems, we have focused our efforts toward targeted customers with specific application requirements. By focusing on our core business, we have improved product performance and increased customer satisfaction.

During 1998, the Microlithography Division maintained its market share even though marketplace conditions have been weak. With our POLARIS program, the support of our affiliates, our consolidation in Allen, and a narrowing of our application focus at Fremont, we are doing the things necessary to position ourselves for when industry conditions improve.

34.2% Percentage of Sales

Major Products
- POLARIS(R) Microlithography Clusters
- ORBITRAK(R) Microlithography Clusters
- SCORPIO(TM) Microlithography Clusters
- Parts and Service Support

The movement to larger wafer sizes is driven by devices increasing in size and the push for more chips per wafer. Since the 70s, wafer sizes have grown from less than 100-mm to the present day 200-mm, with 300-mm wafers on the horizon.


Chemical Management

In 1985, FSI was one of the first suppliers in the microelectronics industry to provide automated chemical delivery systems, replacing manual bottle fill of chemicals to process tools in fabs. Then, in

1995, FSI acquired Applied Chemical Solutions, which gave the Company a leading role in the development of slurry blending and delivery technology for the chemical mechanical polishing (CMP) process.

Today, FSI's Chemical Management Division supplies a wide range of blending and delivery products and total systems support. In fact, approximately 1,700 of our chemical management modules blend and deliver chemicals and slurries used in semiconductor manufacturing process tools worldwide. The division conducts its operations primarily through its facilities in Chaska; Hollister, Calif.; Newhaven, England; and Bundang-Ku, Korea.

While this has been a challenging year for the Chemical Management Division given the weakness in industry conditions, there were some notable highlights. For example, we were awarded a substantial contract for customized chemical and slurry delivery equipment in a new silicon wafer manufacturing facility in Singapore. We also introduced the Model 1200 Series Chemical Delivery Model. This system provides leading edge vacuum pressure technology at lower cost to our customers and a high purity capability to support sub-0.18-micron device manufacturing processes.

During the year, we also fine-tuned our infrastructure and division facilities. We opened a new research and development laboratory in our Chaska facility, which focuses on high purity chemical delivery and blending equipment. The ultimate goal is to verify design and performance characteristics prior to customer delivery of equipment.

We maintain a similar laboratory at our Hollister operation. The goals of this laboratory are to qualify slurry chemistries for both semiconductor manufacturers and slurry chemistry suppliers, and to evaluate CMP processes and complimentary equipment.

During the year, we conducted an extensive study comparing our proprietary vacuum pressure technology against the most commonly used alternative method. The results of this study demonstrated that our technology is superior in maintaining crucial slurry consistency or "health" parameters.

In October 1998, the division's P4400 Slurry Blending and Distribution System was recognized by Semiconductor International as one of the "1998 Editors' Choice Best Products." This product uses vacuum pressure technology, which preserves slurry health by preventing particle accumulation that can cause scratches on the silicon wafer during the CMP process.

In summary, we are seeing the benefits from our investment in state-of-the-art laboratory facilities for this division. In fiscal 1999, the Chemical Management Division will continue to focus on new products and technologies, which add value and provide innovative solutions to customer needs.

22.9% Percentage of Sales

Major Products
- ChemFill(R) Chemical Delivery Modules
- ChemLitho(TM) Developer Blending Modules
- ChemPrep(TM) Chemical Blending Modules

- Slurry Blending and Distribution Systems
- Project Management, Installation and Support

The transition in features sizes from > 5.0 micron to less than 0.18 micron has increased chip speeds and decreased power usage while allowing for a greater number of chips per wafer.

Five-Year Selected Financial Data




(In thousands, except per-share data        1998           1997            1996         1995           1994
and number of employees)
-----------------------------------------------------------------------------------------------------------
Operations
Sales                                    $ 217,894      $ 252,441      $ 304,041     $ 218,460     $ 124,667
Gross profit                                68,239         94,313        129,802        89,807        52,755
Selling, general and administrative         63,693         56,491         58,742        39,999        24,515
expenses
Research and development expenses           42,975         39,713         40,998        28,037        18,756
Operating (loss) income                    (38,429)        (1,891)        30,062        21,771         9,484
Equity in earnings of affiliates               674          3,712          5,108         3,567         1,800
Net (loss) income                          (21,952)         4,640         28,548        21,358         9,767
Basic net (loss) income per common       ($   0.96)     $    0.21      $    1.29     $    1.23     $    0.70
share
Weighted average common shares              22,801         22,466         22,177        17,422        14,023
Diluted net (loss) income per common     ($   0.96)     $    0.20      $    1.23     $    1.13     $    0.65
share
Weighted average common shares and          22,801         22,374         23,207        18,867        15,077
common share equivalents
Pro Forma Data (1)

Net income                                                             $  28,242     $  20,533     $   8,295
Diluted net income per common share                                    $    1.22     $    1.09     $    0.55

Balance Sheet
Cash, cash equivalents & marketable      $  88,879      $  89,209      $  71,921     $ 112,833     $  13,558
securities
Working capital                            156,044        170,878        156,348       153,263        34,928
Receivables, net                            46,463         64,254         80,761        53,344        26,268
Inventories                                 50,152         61,990         64,075        40,577        21,936
Total current assets                       218,045        233,472        229,994       217,251        67,859
Total assets                               310,458        331,152        293,283       251,567        84,252
Total debt                                  42,130         42,256            498         4,892         1,541
Stockholders' equity                     $ 204,376      $ 224,340      $ 218,127     $ 186,667     $  51,115

Dividends                                       --             --             --            --            --

General Data and Ratios
Capital expenditures                     $   7,766      $  42,880      $  33,112     $  16,900     $   3,537
Depreciation and amortization            $  15,888      $  12,286      $   8,209     $   3,742     $   3,085
Current ratio                                 3.52           3.73           3.12          3.40          2.06
Number of employees                          1,142          1,357          1,412         1,130           744
Book value per common share              $    8.87      $    9.93      $    9.75     $    8.48     $    3.43



(1) Pro forma information reflects adjustments made to net income to record additional tax expense for Semiconductor Systems, Inc. as if it had been a C Corporation versus an S Corporation prior to its acquisition by the Company on April 4, 1996. The acquisition was accounted for using the pooling-of-interests method of accounting. See Note 4 of Notes to Consolidated Financial Statements.


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The information in this report, except for the historical information contained herein, contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by that statute. Such statements are subject to various risks and uncertainties. Actual results may be materially different from these forward-looking statements. Factors that could cause actual results to differ include overall economic and financial conditions in our industry; general economic conditions; the demand and price for semiconductors; the level of new orders and order delays or cancellations; competitive pricing pressures; the timing and success of current and future product and process development programs; the success of the company's affiliated distributors; and the timing and extent of any industry upturn or downturn. In addition, readers are also directed to the Risk Factors discussion found below under "Risk Factors." Readers also are cautioned not to place undue reliance on these forward-looking statements as actual results could differ materially. The Company assumes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect future events or unanticipated occurrences. Such forward-looking statements are marked with an asterisk (*).

Industry conditions continue to be dominated by uncertainty and a sense that the recovery is further out in the future than previously expected. Semiconductor device manufacturers continue to reduce or delay their capital spending most significantly in Korea and Japan; however, customers in other regions of the world have also lowered their spending levels. Weak DRAM prices, driven by excess capacity, have caused a number of customers to close or mothball fabrication facilities.

As a result of current industry conditions, the Company is managing its business to reflect expected lower revenues as compared to fiscal 1998.* The Company has implemented cost reduction measures including involuntary reductions in force, facilities consolidations, scheduled plant shutdowns and the delay or cancellation of certain programs.

The following table sets forth, for the fiscal years indicated, certain income and expense items as a percent of total sales:



Percent of Sales

Fiscal Years Ended                         1998        1997        1996
------------------------------------------------------------------------
Sales                                     100.0%      100.0%      100.0%
Cost of goods sold                         68.7        62.6        57.3
Gross profit                               31.3        37.4        42.7
Selling, general and administrative        29.2        22.4        19.3
Research and development                   19.7        15.7        13.5
Operating (loss) income                   (17.6)       (0.7)        9.9
Other income, net                           0.6         0.9         1.3
Income (loss) before income taxes         (17.0)        0.2        11.2
Income tax (benefit) expense               (6.4)       (0.2)        3.4
Minority interest                           0.2        (0.1)       (0.1)
Equity in earnings of affiliates            0.3         1.5         1.7
Net (loss) income                         (10.1)        1.8         9.4



Sales:
Sales decreased to $218 million for the fiscal year ended August 29, 1998 as compared to $252 million for the fiscal year ended August 30, 1997. The decrease in sales occurred in the Chemical Management and Microlithography product lines offset by increases in the Surface Conditioning product lines. The overall decrease in sales is a result of limited capital expenditures by the Company's customers due to the current condition of the semiconductor industry and the uncertainty caused by the Asian currency crisis and overall global economics. Sales decreased to $252 million for the fiscal year ended August 30, 1997 as compared to $304 million for the fiscal year ended August 31, 1996. The decrease in sales occurred in the Surface Conditioning and Microlithography product lines. The decrease in sales was largely due to a decreased demand for equipment as a result of industry conditions.

International sales were $89.8 million, $89.7 million and $107.9 million during fiscal 1998, 1997 and 1996, respectively, and represented approximately 41%, 36% and 35% of sales during these periods. The percent increase in international sales in fiscal 1998 was primarily due to increased sales in Europe. See Note 16 to the Company's consolidated financial statements for additional information regarding the Company's international sales.

The Company ended the fiscal year with a backlog of approximately $54 million as compared to $112 million at the end of fiscal 1997. Backlog consists of orders with delivery dates within the next 12 months for which a customer purchase order has been received or a customer purchase order number has been communicated in writing to the Company. Because of the timing and relative size of orders and the possibility of cancellations or customer delays, backlog is not necessarily indicative of sales for future periods.

The continued weakness in DRAM prices, driven by excess capacity, combined with the financing difficulties and economic turbulence in Asia is causing the Company's customers to be cautious about capital spending. Given the uncertainty in the industry, the Company could continue to see delays or cancellation of orders in the future.* With the significantly lower fiscal 1999 beginning backlog and the uncertain industry conditions, the Company has limited visibility into fiscal 1999. The Company believes that the sales level for the first quarter of fiscal 1999 will be flat as compared to the fourth quarter of fiscal 1998 and that fiscal 1999 sales will be below the fiscal 1998 sales level.* At the current anticipated sales level for fiscal 1999, the Company expects a net loss for the year.*

Gross Profit:
Gross profit as a percentage of sales for fiscal 1998 was 31.3% as compared to approximately 37.4% for fiscal 1997. The decrease in gross margins for fiscal 1998 as compared to fiscal 1997 was due to several factors including increased inventory write-offs, excess manufacturing capacity due to lower sales levels and product sales mix. Gross profit as a percentage of sales for fiscal 1997 was 37.4% as compared to 42.7% for fiscal 1996. The decrease in gross profit margin for fiscal 1997 as compared to fiscal 1996 was generally due to product mix, lower utilization of and an increase in manufacturing capacity, and increased warranty and obsolescence costs.

Gross profit margin for the fourth quarter of fiscal 1998 was significantly reduced due to approximately $9.1 million of additional inventory reserves and severance and outplacement costs associated with a reduction in force.

The Company's gross profit margin may fluctuate as a result of a number of factors, including the mix of products sold, the proportion of international sales, competitive pricing pressures and utilization of manufacturing capacity.

The Company expects gross profit margins to remain under pressure in fiscal 1999 because of excess capacity and the continued pricing pressure for Chemical Management and Microlithography products.* It is anticipated that gross margins as a percent of sales will be below 40% in fiscal 1999.*

Selling, General and Administrative Expenses:
Selling, general and administrative expenses (SG&A) were $63.7 million, $56.5 million and $58.7 million or 29.2%, 22.4% and 19.3% of sales during fiscal 1998, 1997 and 1996, respectively. The dollar and percentage increase in fiscal 1998 as compared to fiscal 1997 is mainly due to one-time charges of approximately $5.0 million related to organizational changes announced in December 1997, the settlement of a patent infringement lawsuit, severance costs and outplacement fees related to a reduction in force and increased allowance for doubtful accounts. In addition, the increase in the amount of SG&A expenses in fiscal 1998 was also due to costs associated with information systems, Year 2000 programs and overall infrastructure costs. The dollar amount decrease in the amount of SG&A for fiscal 1997 as compared to fiscal 1996 was due to savings related to the cost controls implemented early in fiscal 1997 and due to reduced commission and incentive compensation expense as a result of lower sales and operating profit. These savings in 1997 were offset by increased information systems expenses due to the new business system and also increased infrastructure costs.

The Company expects the dollar amount of SG&A expenses to decrease in fiscal 1999 as compared to fiscal 1998.* However, the Company will continue investing in worldwide sales and support capability, continue expanding the Company's business system applications and complete the Year 2000 hardware and software change requirements.*

Research and Development Expense:
Research and development expenses for fiscal 1998 were $43.0 million, or 19.7% of sales, as compared to $39.7 million, or 15.7% of sales, for fiscal 1997 and $41.0 million, or 13.5% of sales, for fiscal 1996. In fiscal 1998, the Company continued development efforts on new and existing products, including the ARIES(TM) cryokinetic cleaning system, ZETA(TM) surface conditioning system, ANTARES(TM) platform, new POLARIS(R) cluster models, ORBITRAK(R) enhancements and certain new chemical management products.

In general the Company's goal is to invest approximately 13% to 15% of sales annually on new product and process development programs. The Company expects the amount of research and development expenses to decrease in fiscal 1999 as compared to fiscal 1998.*

During fiscal years 1998, 1997 and 1996, the Company recognized approximately $1,919,000, $277,000, and $0, respectively, of third party funding as reductions in research and development expenses.

Other Income (Expense) NET:
Other income (expense) net was approximately $1.4 million of income, or 0.6% of sales, for fiscal 1998 as compared to $2.5 million of income, or 0.9% of sales, for fiscal 1997 and $4.1 million of income, or 1.3% sales for fiscal 1996. The majority of the change was due to an increase of interest expense in both fiscal 1998 and 1997 as a result of the Company's $42.0 million private debt placement completed in December 1996.

Income Tax (Benefit) Expense:
The income tax benefit for fiscal 1998 was approximately $14.0 million compared to an income tax benefit of approximately $0.7 million in fiscal 1997. The increase is due to larger operating losses resulting from lower revenues. The income tax benefit for fiscal 1997 was approximately $0.7 million compared to an income tax expense of approximately $10.3 million in fiscal 1996. The 1997 income tax benefit is due to lower pretax profits reduced by research and development tax credits and tax savings from tax-exempt interest earnings. Included in tax expense in fiscal 1996 was a tax benefit of approximately $1.5 million for net deferred tax assets related to existing temporary differences of Semiconductor Systems recorded at the time of its conversion from an S corporation to a C corporation upon closing of the acquisition.

At August 29, 1998, the Company has recorded net deferred tax assets of approximately $17.9 million. Based on an assessment of the Company's taxable earnings' history and prospective future taxable income, as well as tax planning strategies available to management which includes the sale or disposal of assets to produce current taxable income, management has determined it to be more likely than not that its net deferred tax asset will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

Equity in Earnings of Affiliates:
Equity in earnings of affiliates was approximately $674,000, $3.7 million and $5.1 million for fiscal 1998, 1997 and 1996, respectively. The decrease in fiscal 1998 as compared to fiscal 1997 is due to lower earnings at both affiliates, Metron Technology B.V. and m-FSI Ltd., due to current industry conditions. The decrease in fiscal 1997 as compared to fiscal 1996 is due to lower earnings at Metron Technology B.V. offset by improved earnings from m-FSI Ltd. The lower earnings at Metron Technology B.V. for fiscal 1997 as compared to fiscal 1996 is due to lower profit margins on equipment sales and overall increased selling, general and administrative expenses.

Liquidity and Capital Resources:
The Company's cash and cash equivalents and marketable securities were approximately $88.9 million as of August 29, 1998, a decrease of $300,000 from the end of fiscal 1997. The decrease in cash and cash equivalents and marketable securities resulted primarily from the cash provided from operations offset by acquisitions of property, plant and equipment.

The Company's accounts receivable decreased by approximately 27.7% or $17.8 million from the end of fiscal 1997. The decrease in accounts receivable was mainly due to the 13.7% decrease in sales in fiscal 1998 as compared to fiscal 1997 and increased collection efforts by the divisions and the sales group.

The Company's inventory decreased approximately $11.8 million to $50.2 million at the end of fiscal 1998, as compared to $62.0 million at the end of fiscal 1997. This was mainly due to decreases in finished goods and work-in-process and a net increase in the inventory reserves of $812,000. As of August 29, 1998, the Company's current ratio was 3.5 to 1.0 and working capital was $156.0 million.

The Company had acquisitions of property, plant and equipment of $7.8 million, $42.9 million and $33.1 million in fiscal 1998, 1997 and 1996, respectively. The Company expects capital expenditures to be less than $10 million in fiscal 1999.*

The Company believes that with existing cash, cash equivalents, marketable securities and internally generated funds, there will be sufficient funds to meet the Company's currently projected working capital and other cash requirements through at least fiscal 1999.*

The Company believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise. The Company may, from time to time, as market and business conditions warrant, consider divestitures, investments or acquisitions of businesses, products or technologies.* The Company may effect additional equity or debt financing to fund such activities.* The sale of additional equity or debt securities could result in additional dilution to the Company's shareholders.*

New Accounting Pronouncements:
In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structures," which was adopted by the Company in the first quarter of fiscal 1998. SFAS No. 129 requires companies to disclose certain information about their capital structure. The disclosure requirements of SFAS No. 129 did not have an impact on the Company's financial statement disclosures.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in its fiscal year 1999.

In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires companies to disclose certain information about pensions and other postretirement benefits. SFAS No. 132 must be adopted for financial statements issued for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 132 in fiscal 1999.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes appropriate accounting for derivative instruments and hedging activities. SFAS No. 133 must be adopted for financial statements issued for fiscal years beginning after June 15, 1999. It is anticipated that the Company will adopt SFAS No. 133 in fiscal 2000.

In March 1998, the FASB issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes the appropriate accounting for all costs related to software developed or obtained for internal use. The Company adopted SOP 98-1 in fiscal 1998. The implementation of SOP 98-1 will result in additional costs being capitalized for software developed or obtained for internal use.

Risk Factors: Due to the nature of business and the industry in which the Company operates, the following risk factors should be considered in addition to others described above.

Cyclicality and Volatility in the Microelectronics Industry: The Company's business depends upon the capital equipment expenditures of microelectronics manufacturers, which in turn depend on the current and anticipated market demand for semiconductor devices and products utilizing semiconductor devices. The microelectronics industry has been cyclical in nature and has experienced periodic downturns. The industry is currently experiencing a downturn and it is unclear at this point in time as to how long this downturn may last. Certain semiconductor device manufacturers have experienced slowdowns in terms of product demand and volatility in terms of product pricing. Industry slowdowns and volatility have caused the semiconductor device manufacturers to reduce their demand for semiconductor processing equipment and, in some instances, to delay capital equipment decisions. In some cases this has resulted in order cancellations or delays of orders and delay of delivery dates for the Company's products. No assurance can be given that the Company's sales and operating results will not continue to be adversely affected during the current slowdown or will not be adversely affected by future slowdowns in the semiconductor industry.

In addition, the need for continued investments in research and development, substantial capital equipment requirements and extensive ongoing worldwide customer service and support capability will limit the Company's ability to reduce expenses.

Risk of Delays in Introducing New Products and the Market's Acceptance of Such
Products:

Microelectronics manufacturing equipment and processes are subject to rapid technological change and new product introductions, as well as evolving industry standards. The Company believes microelectronics manufacturers are increasingly relying on equipment manufacturers to design and develop more efficient equipment, to design and implement improved processes for the benefit of microelectronics manufacturers and to integrate their equipment with that of other equipment manufacturers. The Company must continue to develop, manufacture and market new products that conform to evolving industry standards. The success of the Company in developing, introducing and selling new and enhanced equipment depends upon a variety of factors including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field, and effective sales and marketing. The Company must also manage product transitions successfully, as introductions of new products could adversely affect the sales of existing products. The Company's failure to develop and successfully introduce new products or enhancements to its existing products and processes or achieve market acceptance of the new products or enhancements could adversely affect the Company's business and results of operations.

New Facilities and Related Infrastructure Costs:
The Company added manufacturing capacity with new facilities during fiscal 1997. This additional manufacturing capacity is having a negative impact on gross profit margins due to lower revenue levels. These additional facilities and related infrastructure costs have also increased the overall operating expenses of the Company. The potential impact of idle manufacturing capacity on gross margins and related infrastructure costs will have an adverse impact on the Company's future financial results until the Company is able to increase its utilization rates.

Volatility of Stock Price:
The Company's common stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter-to-quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or customers, government regulations and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations, which have affected the market price of many technology companies in particular, and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, as well as economic conditions generally and, in the microelectronics industry specifically, may adversely affect the market price of the Company's common stock.

Fluctuations in Quarterly Operating Results:
The Company's operating results have in the past been, and may continue to be, subject to quarterly fluctuations due to a number of factors. The Company may experience significant fluctuations in its quarterly sales, gross profits, operating results and net income. Factors which may influence the Company's operating results in a given quarter include specific economic conditions in the microelectronics industry, the financial results of the Company's affiliates, the timing of the receipt of orders from major customers, the mix of products sold by the Company, competitive pricing pressures, the proportion of international sales, product modifications requested by customers, utilization of manufacturing capacity and production ability. During a specific quarter, a significant portion of the Company's revenue may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the numbers of such systems sold in a quarter may cause significant changes in operating results. Moreover, customers may cancel or reschedule shipments and parts availability could delay shipments. These factors also could significantly affect annual results of operations.

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

The earnings or losses of the Company's affiliated distributors can significantly affect the financial results of the Company. The affiliated distributors distribute not only the Company's products but also distribute or represent those of other companies serving the microelectronics industry. Over the past several years, a majority of Metron's revenues have been attributable to sales of products of equipment and consumable suppliers other than FSI. Thus, the financial results of Metron and their impact on the Company's financial results are dependent not only upon the ability of Metron to successfully market the Company's products, but also on their ability to maintain relationships with and market the products of other equipment and consumables suppliers. While sales of the Company's products by Metron (and of certain other manufacturers for whom they distribute) are generally in U.S. dollars, the expenses of Metron are generally denominated in foreign currencies and, accordingly, Metron's operating results may be affected by fluctuations in interest and currency exchange rates. In addition, sales by m-FSI are denominated in yen and, accordingly, the Company's equity interest in the earnings of m-FSI are affected by dollar/yen exchange rates.

The Company's affiliated distributors periodically engage in hedging transactions in an effort to lessen the potentially negative effect of foreign currency devaluation in relation to the U.S. dollar. This typically occurs in those instances where a sale by an affiliated distributor has been both in a foreign currency (usually at the request of a foreign-domiciled customer) and of a size to justify the costs of engaging in hedging activity. The Company's affiliated distributors generally have hedged such transactions by buying forward U.S. dollars and selling forward the applicable local currency. If the order that is the subject of a hedging transaction is subsequently canceled by the customer, the affiliated distributor may be required to satisfy its hedging obligations by buying and/or selling the applicable currencies at market prices that could result in losses to the affiliated distributor. To date, the Company has not experienced any material adverse effect as a result of the hedging activities of its affiliated distributors. There can be no assurance that Metron or m-FSI will continue to distribute, or to distribute successfully, the Company's products or the products of other microelectronics and consumables companies, and in such an event the Company's results of operations and earnings could be adversely affected. The Company is not aware of any financial difficulties being experienced by any of its affiliated distributors that could materially adversely affect the Company's financial condition or results of operations.

International Business:
Approximately 41%, 36% and 35% of the Company's sales for fiscal 1998, 1997 and fiscal 1996, respectively, were attributable to sales outside the United States, including sales through the Company's affiliated international distributors which accounted for 89%, 82% and 71%, respectively, of such international sales. See "Success of the Company's Affiliated Distributors" above. The Company expects that international sales will continue to represent a significant portion of its total sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. The Japan and Asia-Pacific markets have been extremely competitive and the semiconductor device manufacturers located there have been very aggressive in seeking price concessions from suppliers.

Although substantially all the Company's direct international sales are denominated in U.S. dollars, both direct sales by the Company and sales through its affiliated international distributors may be affected by changes in demand resulting from fluctuations in interest and currency exchange rates. Moreover, while sales by Metron are also generally denominated in U.S. dollars, their expenses are denominated in foreign currencies and, consequently, their operating results may be directly affected by changes in exchange rates. Sales by m-FSI are denominated in yen and, accordingly, the Company's equity interest in the earnings of m-FSI are affected by fluctuations in dollar/yen exchange rates. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as the laws of the United States.

Litigation:
The Company recently settled a patent infringement lawsuit. The Company could in the future become involved in additional litigation or be the subject of patent infringement inquiries. There can be no assurance about the outcome of any future litigation or patent infringement inquiries and whether they will adversely impact the Company's business or results of operations.

In the normal course of business, the Company from time to time becomes involved in litigation that may ultimately result in a liability to the Company. It is the opinion of management that facts known at the present time do not indicate that there is a probability that any such litigation would have a material effect on the Company's operations or its financial position. As of August 29, 1998, the Company believes it is not involved in any litigation that will have a material impact on the Company.

Highly Competitive Industry:
The microelectronics processing equipment industry is highly competitive. The Company faces substantial competition throughout the world. The Company believes that to remain competitive, it will require significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development. The Company believes that the microelectronics industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. Certain of the Company's competitors have substantially greater financial, marketing, and customer service and support capabilities than the Company. There is the possibility of large equipment companies entering the market areas in which the Company competes. In addition, there are smaller emerging microelectronics equipment companies that provide innovative technology. The Company expects its competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. No assurance can be given that the Company will continue to compete successfully in the United States or elsewhere.

Dependence on Key Customers:
Although the composition of the Company's largest customers has changed from year to year, direct sales to the Company's top five customers in each of fiscal 1998, 1997 and 1996 have accounted for approximately 40%, 40% and 41%, respectively, of the Company's total sales. Direct sales to the Company's top two customers in each of fiscal 1998, 1997, and 1996 accounted for approximately 20%, 25% and 23%, respectively, of the Company's total sales. The Company currently has no long-term sales commitments with any of its customers and sales are generally made pursuant to purchase orders. A reduction, delay or cancellation of orders from one or more of its significant customers, or the loss of one or more of such customers, could have a material adverse effect on the Company's operating results.

Industry Consolidation:
There has been a trend toward industry consolidation for several years. During fiscal 1998 and 1997, the Company saw this trend continue with the completion of two large industry mergers. The Company expects this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in a rapidly changing industry. The Company believes that the industry consolidation may result in competitors that are better able to compete. This could have a material adverse affect on the Company's business operating results and financial condition.

Future Acquisitions:
A portion of the Company's historical growth has been from acquisitions. In the future the Company may pursue acquisitions of additional product lines, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuance of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's financial conditions and results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. In the event that an acquisition does occur, there can be no assurance to the effect thereof on the Company's business, financial conditions or operating results.

Volatility of Global Markets:
The Company and its affiliates operate in a global market. Global operations are subject to risks, including political and economic instability, general economic conditions, imposition of government controls, fluctuations of exchange rates, the need to comply with a wide variety of foreign and U.S. export laws, trade restrictions and the greater difficulty of administering business overseas. Although substantially all the Company's direct international sales are denominated in U.S. dollars, both direct sales by the Company and sales through its affiliated international distributors may be affected by these factors and thus may adversely affect the operations and financial results of the Company.

Dependence on Key Personnel:
The Company's success depends to a significant extent upon management and technical personnel. The loss of the services of several or more of these key persons could have an adverse effect on the Company's operations. Competition for such personnel in the Company's industry in all geographic locations is high. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to continue to grow and operate profitably.

Intellectual Property Rights:
Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, it believes that its financial performance will depend more upon the innovation, technological expertise and marketing abilities of its employees than upon such protection. There can be no assurance that any of the Company's pending patent applications will be issued or that foreign intellectual property laws will protect the Company's intellectual property rights. There also can be no assurance that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

As is typical in the semiconductor industry, the Company occasionally receives notices from third parties alleging infringement claims. Although there are currently no pending lawsuits against the Company regarding any possible infringement claims, there can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted or that such assertions, if proven to have merit, will not materially adversely affect the Company's business, financial condition and results of operations. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights if available on reasonable terms or at all. The Company could decide, in the alternative, to resort to litigation to challenge such claims or enforce its proprietary rights. Such challenges could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations.

Year 2000:
The Company is addressing the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way. The Company is aware of the computing difficulties that the millennium issue presents for the Year 2000.

The Company has identified teams to address the information technology (IT) systems used for internal purposes at the Company and to also address its non-IT systems. Each of the Company's divisions have also identified teams to address the potential software and hardware issues associated with the division's individual product lines.

It is anticipated that all reprogramming efforts for internally used IT systems will be complete by March 31, 1999, allowing adequate time for testing.* The non-IT systems generally require third-party assurances as to compliance. To date, confirmations have not been received from all the Company's vendors indicating that plans are being developed to address processing of transactions in the Year 2000. Non-IT systems often contain embedded technology that cannot be repaired and must be replaced. Availability of resources, unexpected delays as well as coding issues may impact the Company's ability to complete the reprogramming by March 31, 1999, or of our vendors' ability to become Year 2000 compliant.* There can be no assurance that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal operating systems, which are composed predominantly of third party software and hardware technology or by the inability of vendors to correct their Year 2000 issues.

The divisions have completed the analysis of each of their product lines to determine if hardware and software are Year 2000 compliant. The majority of the Company's current standard product lines are believed to be Year 2000 compliant. It is the goal of each division to be Year 2000 compliant by December 31, 1998.*

There can be no assurance that the Company's current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company, including repair and replacement costs and costs incurred in litigation due to any such defects. Many commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues. Because of the unprecedented nature of such litigation, and the Company's current lack of knowledge as to whether its products are Year 2000 compliant, there can be no assurance that the Company will not be materially adversely affected by claims related to Year 2000 compliance.

The Company incurred approximately $400,000 to address the Year 2000 problem during fiscal 1998 and expects to incur approximately $450,000 in fiscal 1999.*

The Company is in the process of establishing a contingency plan if the Company's IT and non-IT systems are not Year 2000 compliant. It is anticipated that the contingency plan will be completed by March 1999.*

Market Risks:
The Company is exposed to certain market risks based on outstanding debt obligations of $42 million as of August 29, 1998. As discussed in note 11 of the consolidated financial statements, the fixed interest rates range from 7.15% to 7.27% and have maturity dates through December 2006. The Company does not have investments in derivative financial instruments.


Independent Auditors' Report

The Board of Directors and Stockholders
FSI International, Inc.:

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 29, 1998 and August 30, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended

August 29, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 29, 1998 and August 30, 1997, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 29, 1998, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Minneapolis, Minnesota
October 9, 1998


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

As part of its audit of the consolidated financial statements, KPMG Peat Marwick LLP, the independent auditors, consider the internal control structure of the Company to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach; however, it is not intended to provide assurance on the system of internal control. Management recognizes the role of constructive recommendations from the auditors as part of the auditing process and responds to each suggestion.

The Audit Committee of the Board of Directors, which consists of three outside directors, meets periodically with management and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to the external auditors.

Joel A. Elftmann
Chairman and Chief Executive Officer

Pat Hollister
Chief Financial Officer and Corporate Controller


Consolidated Statements of Operations

Years ended                                            August 29, 1998     August 30, 1997     August 31, 1996
-----------                                            ---------------     ---------------     ---------------
Sales (including sales to affiliates of                  $217,894,406        $252,441,241        $304,040,806
$79,757,000, $73,626,000, and $76,437,000,
respectively)
Cost of goods sold                                        149,655,006         158,128,519         174,238,449
Gross profit                                               68,239,400          94,312,722         129,802,357
Selling, general and administrative                        63,693,305          56,490,877          58,742,058
expenses
Research and development expenses                          42,974,920          39,712,736          40,997,860
Operating (loss) income                                   (38,428,825)         (1,890,891)         30,062,439
Interest expense                                           (3,195,435)         (1,748,555)           (464,583)
Interest income                                             4,869,662           4,218,432           4,662,888
Other expense, net                                           (250,742)            (11,731)            (73,220)
Income (loss) before income taxes                         (37,005,340)            567,255          34,187,524
Income tax (benefit) expense                              (14,000,000)           (675,649)         10,250,000
Income (loss) before minority interest and                (23,005,340)          1,242,904          23,937,524
equity in earnings of affiliates
Minority interest                                             378,975            (314,380)           (497,560)
Equity in earnings of affiliates                              674,274           3,711,451           5,108,442

Net (loss) income                            ($21,952,091)        $ 4,639,975        $ 28,548,406
Net (loss) income per common share Basic           ($0.96)        $      0.21        $       1.29
Net (loss) income per common share Diluted         ($0.96)        $      0.20        $       1.23
Weighted average common shares                 22,801,415          22,465,928          22,176,641
Weighted average common shares and common      22,801,415          23,373,596          23,207,450
share equivalents


The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Balance Sheets


                                                            August 29, 1998   August 30, 1997
                                                            ---------------   ---------------
Assets
Current assets:
Cash and cash equivalents                                    $ 75,384,024      $ 79,186,746
Marketable securities                                          13,495,411        10,022,596
Trade accounts receivable, less allowance for                  33,818,525        54,161,499
doubtful accounts of $3,113,000 and $2,127,000,
respectively
Trade accounts receivable from affiliates                      12,644,219        10,092,769
Inventories                                                    50,152,429        61,990,473
Deferred income tax benefit                                    13,499,119        11,835,439
Refundable income taxes                                        10,637,318                --
Prepaid expenses and other current assets                       8,414,318         6,182,794
Total current assets                                          218,045,363       233,472,316
Property, plant and equipment, net                             68,787,793        76,665,073
Investment in affiliates                                       15,408,400        15,975,834
Deposits and other assets                                       3,832,467         3,937,844
Deferred income tax benefit                                     4,383,558         1,101,334
                                                             $310,457,581      $331,152,401
Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt                               65,418           118,200
Trade accounts payable                                         18,999,777        24,349,713
Accrued expenses                                               25,226,720        26,398,976
Customer deposits                                               4,969,645         2,816,617
Deferred revenue                                               12,739,504         8,910,824

Total current liabilities                                      62,001,064        62,594,330
Long-term debt, less current maturities                        42,064,496        42,137,894
Deferred income taxes                                              24,016             3,340
Minority interest                                               1,991,738         2,077,208
Stockholders' equity:
Preferred stock, no par value; 9,700,000 shares
authorized; none issued and outstanding                                --                --
Series A Junior Participating Preferred Stock, no
par value; 300,000 shares authorized; none issued
and outstanding                                                        --                --
Common stock, no par value; 50,000,000 shares
authorized; issued and outstanding, 23,034,562 and
22,583,174 shares, respectively                               163,307,107       159,706,639
Retained earnings                                              43,033,192        64,985,283
Cumulative translation adjustment                              (1,964,032)         (352,293)
Total stockholders' equity                                    204,376,267       224,339,629
                                                             $310,457,581      $331,152,401

Commitments (Notes 6, 9, 11, 19 and 21)
The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Stockholders' Equity


                                    Common
                                    Stock
                                    Number of         Amount              Retained            Cumulative         Total
                                    Shares                                Earnings            Translation
                                                                                              Adjustment
Balance, August 26, 1995            21,999,818        $144,387,884        $41,020,002         $1,258,695         $186,666,581
Stock issuance                         362,238           1,817,747                 --                 --            1,817,747
Tax benefit from stock options
exercised                                   --           2,932,197                                    --            2,932,197
Reclassification of undistributed
S Corporation earnings to common
stock                                       --           8,594,000         (8,594,000)                --                   --
S Corporation distributions to
Semiconductor Systems'
shareholders                                --                  --           (629,100)                --             (629,100)

Change in cumulative translation
adjustment                                  --                  --                 --         (1,208,466)          (1,208,466)
Net income                                  --                  --         28,548,406                 --           28,548,406
Balance, August 31, 1996            22,362,056         157,731,828         60,345,308             50,229          218,127,365
Stock issuance                         221,118           1,710,417                 --                 --            1,710,417
Tax benefit from stock options
exercised                                   --             264,394                 --                 --              264,394
Change in cumulative translation
adjustment                                  --                  --                 --           (402,522)            (402,522)
Net income                                  --                  --          4,639,975                 --            4,639,975
Balance, August 30, 1997            22,583,174         159,706,639         64,985,283          ( 352,293)         224,339,629
Stock issuance                         451,388           3,365,772                 --                 --            3,365,772
Tax benefit from stock options
exercised                                   --             234,696                 --                 --              234,696
Change in cumulative translation
adjustment                                  --                  --                 --         (1,611,739)          (1,611,739)
Net income                                  --                  --        (21,952,091)                --          (21,952,091)
Balance, August 29, 1998            23,034,562        $163,307,107        $43,033,192        ($1,964,032)        $204,376,267

The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Cash Flows

Years ended                                           August 29, 1998       August 30, 1997       August 31, 1996
-----------                                           ---------------       ---------------       ---------------
Operating Activities
Net (loss) income                                     ($21,952,091)          $  4,639,975           $ 28,548,406
Adjustments to reconcile net (loss) income to net
cash provided by (used in) operating activities:
Minority interest                                         (378,975)               314,380                497,560
Depreciation and amortization                           15,887,848             12,285,993              8,209,407
Provision for deferred income taxes                     (4,925,228)            (3,229,075)            (2,281,255)
Provision for allowance for doubtful accounts              986,000                284,000                609,000
Provision for inventory reserves                           811,915              3,160,502              1,687,778
Equity in earnings of affiliates                          (674,274)            (3,711,451)            (5,108,442)
Loss on disposal of equipment                              470,679                 76,960                     --
Changes in operating assets and liabilities:
Trade accounts receivable                               16,805,524             16,223,106            (28,026,666)
Inventories                                             11,026,129             (1,075,681)           (25,185,637)

Prepaid expenses and other current assets              (12,868,842)              (848,716)              (306,027)
Trade accounts payable                                  (5,349,936)            (6,484,757)             3,822,320
Accrued expenses                                          (937,560)            (3,405,909)             8,229,246
Customer deposits                                        2,153,028               (893,930)             1,095,673
Deferred revenue                                         3,828,680               (913,869)             4,102,663
Other                                                     (576,861)               196,984               (104,115)
Net cash provided by (used in) operating activities      4,306,036             16,618,512             (4,210,089)

Investing Activities

Investment in joint ventures, net of cash received              --                537,282                     --
Acquisition of property, plant and equipment            (7,765,672)           (42,880,233)           (33,111,987)
Purchase of marketable securities                      (13,306,196)           (14,331,765)           (32,679,361)
Sale of marketable securities                                   --             23,059,364              7,028,937
Maturities of marketable securities                      9,833,381              4,366,289             18,357,222
(Increase) decrease in deposits and other assets          (610,198)              (116,552)                61,939
Net cash used in investing activities                  (11,848,685)           (29,365,615)           (40,343,250)

Financing Activities

Minority interest's investment in CME                      500,335                     --                     --
Debt financing costs                                            --               (338,872)                    --
Proceeds from issuance of long-term debt                        --             42,000,000                105,265
Principal payments on long-term debt                      (126,180)              (241,854)              (240,866)
Payments on notes payable to bank                               --                     --            (14,461,656)
Advances on notes payable to bank                               --                     --              9,961,656
S Corporation distribution payments                             --                     --               (629,100)
Net proceeds from issuance of common stock               3,365,772              1,710,417              1,612,122
Net cash provided by (used in) financing activities      3,739,927             43,129,691             (3,652,579)
Increase (decrease) in cash and cash equivalents        (3,802,722)            30,382,588            (48,205,918)
Cash and cash equivalents at beginning of year          79,186,746             48,804,158             97,010,076
Cash and cash equivalents at end of year              $ 75,384,024           $ 79,186,746           $ 48,804,158

The accompanying notes are an integral part of the consolidated financial statements.


Notes to Consolidated Financial Statements
Fiscal Years Ended August 29, 1998, August 30, 1997 and August 31, 1996

Note 1
Summary of Significant Accounting Principles

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries, FSI International, Ltd., a foreign sales corporation (FSC), Applied Chemical Solutions, Inc. and Semiconductor Systems, Inc. The consolidated financial statements also include the accounts of FSI Chemical Management Europe, Limited (CME), and FSI Chemical Management Company Korea, Limited (CMK), joint ventures in which Metron Technology B.V. (Metron Technology), an affiliate of the Company, owns 50% and 35%, respectively. CME and CMK have May 31 fiscal year ends and are consolidated utilizing a three-month lag. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks. Fiscal 1998 and 1997 consist of 52-week periods and fiscal 1996 consists of a 53-week period.

Revenue Recognition
Revenue related to the majority of the Company's products is recognized upon shipment, except for newly introduced products for initial customer installments, which are recognized upon the successful completion of an evaluation period. Revenue on chemical management systems, for which the Company has certain responsibility for facilities engineering and design work, as well as installation, is recognized upon successful completion of the projects' phases and milestones. Losses on such projects are recognized in the period in which it is determined that it is probable that a loss might be incurred and the amount of loss can be reasonably estimated.

Cash and Cash Equivalents
All highly liquid investments purchased with an original effective maturity of three months or less are considered to be cash equivalents.

Marketable Securities
The Company classifies its marketable debt securities as available-for-sale and carries these securities at fair market value. Unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized (See Note 3).

Inventories
Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value.

Property, Plant and Equipment
Building and related costs are carried at cost and depreciated on a straight-line basis over a 30 year period. Leasehold improvements are carried at cost and amortized over a 3 to 15 year period or the term of the underlying lease, whichever is shorter. Equipment is carried at cost and depreciated on a straight-line method over its estimated economic life. Principal economic lives for equipment are 1 to 7 years. Software developed for internal use is amortized over 3 years. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts and gains or losses are included in other income (expense). Maintenance and repairs are expensed as incurred; significant renewals and improvements are capitalized.

Patents and License Fees

Patents and license fees are capitalized and amortized over their estimated economic or legal lives, whichever is shorter, ranging up to 5 years.

Investment in Affiliates
The Company's investment in affiliated companies consists of a 37.5% interest in Metron Technology and a 49.0% interest in m-FSI Ltd. Each investment is accounted for by the equity method utilizing a three-month and two-month lag due to the affiliates' May and June year ends, respectively. Summary financial information for these affiliates is included in Note 9.

Income Taxes
Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

Product Warranty
The Company, in general, warrants new equipment manufactured by the Company to the original purchaser to be free from defects in material and workmanship for one to two years, depending upon the product or customer agreement. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

Foreign Currency
Translation Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates. Operating results for subsidiaries and investees are translated into U.S. dollars using the average rates of exchange prevailing during the year. Unrealized gains or losses resulting from translating subsidiaries and investees are included in the cumulative translation adjustment account in stockholders' equity.

Net Income Per Common Share
The Company adopted SFAS No. 128, "Earnings per Share" during fiscal 1998. Basic earnings per share is computed by dividing net income by weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share is computed using the treasury stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive common stock equivalents. As a result, the Company's reported earnings per share for prior periods were restated. There was no material impact on reported earnings per share data when compared to basic and diluted earnings per share calculated under the provisions of SFAS No. 128 for fiscal 1997 and 1996.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Employee Stock Plans
In accordance with the provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company may elect to continue to apply the provisions of Accounting Principles Board's Opinion No. 25 (ABP 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option and stock purchase plans or adopt the fair value method of accounting prescribed by SFAS 123. The Company has elected to continue to account for its stock plans using APB 25, and therefore is not required to recognize compensation expense in connection with these plans. Companies that continue to use APB 25 are required to present in the notes to the consolidated financial statements the pro forma effects on reported net income and earnings per share as if compensation expense had been recognized based on the fair value of options granted (see Note 14).

Reclassifications
Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

Note 2
Realignment of the Company

During the fourth quarter of fiscal 1998, the Company announced the realignment of its business due to current industry conditions. The Company recorded realignment charges of approximately $12,500,000 consisting of $1,200,000 for a reduction in its workforce, $1,600,000 for consolidation of facilities, $8,800,000 for additional inventory reserves and $900,000 for allowance for doubtful accounts. The reduction in workforce resulted in approximately 200 positions being eliminated.

These charges are reflected in the statement of operations consisting of $9,100,000 of cost of goods sold expenses, $3,000,000 of selling, general and administrative expenses and $400,000 of research and development expenses.

The Company anticipates future cash outlays related to the realignment charges will be $1,600,000 primarily related to the consolidation of facilities.


Note 3
Concentration of Risk and Financial Instruments

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

The Company's financial instruments reflected on the balance sheet, including cash and cash equivalents, marketable securities, accounts receivable, notes payable, accounts payable and accrued expenses, approximate fair value at August 29, 1998, due to their short maturities.

As of August 29, 1998 and August 30, 1997, all marketable securities are classified as available-for-sale. At August 29, 1998, marketable securities of $13,495,411 consist of commercial paper, certificates of deposit and corporate bonds that contractually mature in the next year.

At August 29, 1998, $70,981,860 of investments in debt securities purchased with an original effective maturity date of less than three months are included in cash and cash equivalents on the balance sheet.

Gross unrealized holding gains and losses and gross realized gains and losses on sales of marketable securities were not significant as of and for the years ended August 29, 1998 and August 30, 1997. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.


Note 4
Acquisitions

On April 4, 1996, the Company completed the acquisition of Semiconductor Systems, Inc. (Semiconductor Systems). In connection with the acquisition, the Company issued approximately 1,739,200 shares of its common stock. In addition, the Company issued options for approximately 60,800 shares of the Company's common stock in substitution of previously outstanding options to acquire shares of Semiconductor System's common stock. There were approximately $800,000 of acquisition costs and expenses charged to selling, general and administrative expenses in fiscal 1996 related to the SSI acquisition.


Note 5
Earnings Per Share

Basic and Dilutive earnings per share are as follows:

                                                        Basic                Effect of           Dilutive
                                                        Earnings             Dilutive            Earnings
                                                        (loss) per           Securities          (loss) per
                                                        Share                                    Share
--------------------------------------------------------------------------------------------------------------
                                    Net Income          Income (loss)        Stock Options       Income (loss)


                                         (loss)           Available to                           Available to
                                                          Common                                 Common
                                                          Stockholders                           Stockholders
-------------------------------------------------------------------------------------------------------------
August 29, 1998*
Loss                                ($21,952,091)         ($21,952,091)            --          ($21,952,091)
Shares                                        --            22,801,415             --            22,801,415
Per Share Amount                              --                ($0.96)            --                ($0.96)
August 30, 1997
Income                                $4,639,975        $    4,639,975             --           $ 4,639,975
Shares                                        --            22,465,928        907,668            23,373,596
Per Share Amount                              --        $         0.21         ($0.01)          $      0.20
August 31, 1996
Income                              $ 28,548,406         $  28,548,406             --            28,548,406
Shares                                        --            22,176,641      1,030,809            23,207,450
Per Share Amount                              --        $         1.29         ($0.06)          $      1.23

* The effect of stock options were not included in the calculation of dilutive earnings per share for the year ended August 29, 1998 because their inclusion would have been anti-dilutive.


Note 6
Related Party Transactions and Other Lease Commitments

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

Future minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 29, 1998, are as follows:

                                Related Party     Other Leases         Total
                                Leases
---------------------------------------------------------------------------------
Fiscal Year Ending August:
1999                           $797,200            $1,810,110          $2,607,310
2000                            797,200             1,407,250           2,204,450
2001                            105,840               895,780           1,001,620
2002                            105,840                28,490             134,330
2003                                 --                18,010              18,010
Thereafter                           --                 2,820               2,820

Total minimum lease payments        $1,806,080          $4,162,460           $5,968,540

Rental expense for all operating leases consisted of the following:

Fiscal Year Ended                   August 29, 1998     August 30, 1997      August 31, 1996
-----------------                   ---------------     ---------------      ---------------
Rent expense for related party
leases                                $  797,200          $  792,400           $  927,400
Rent expense for other operating
leases                                 1,765,200           2,025,900            2,027,000
                                      $2,562,400          $2,818,300           $2,954,400

Note 7
Inventories

Inventories are summarized as follows:

                                    August 29, 1998        August 30, 1997
                                    ---------------        ---------------
Finished products                   $  4,220,843           $   7,539,031
Work in process                       11,347,129              18,341,911
Subassemblies                         11,214,265               9,545,857
Raw materials and purchased parts     23,370,192              26,563,674
                                    $ 50,152,429            $ 61,990,473

Note 8
Property, Plant and Equipment

The components of property, plant and equipment are as follows:

                                    August 29, 1998          August 30, 1997
                                    ---------------          ---------------
Land                                $  1,992,029             $  1,992,029
Building and leasehold
improvements                          52,751,392               52,186,798
Office furniture and equipment        33,847,970               31,096,055
Manufacturing equipment                5,993,493                5,605,442
Lab equipment                         14,014,514               11,983,673
Tooling                                  393,782                  393,782
Vehicles                                 184,323                  139,107
Construction in progress               3,071,026                2,152,845
                                     112,248,529              105,549,731

Less accumulated depreciation and
amortization                         (43,460,736)             (28,884,658)
                                    $ 68,787,793             $ 76,665,073


Interest is capitalized in connection with the construction of major projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In fiscal 1997 approximately $580,000 of interest was capitalized. No interest was capitalized in 1998 or 1996.


Note 9
Investments in Affiliates

On July 6, 1995, Metron Semiconductors Europa B.V., an affiliate of the Company, acquired Transpacific Technology Corporation (TTC), a U.S. company. This transaction was accounted for using purchase accounting. The newly consolidated entity changed its name to Metron Technology B.V. (Metron Technology). The Company's ownership in Metron Technology is 37.5%. In conjunction with the acquisition of TTC, Metron Technology and five shareholder-employees entered into an Amended and Restated Buy and Sell Agreement (the "Buy-Sell Agreement") effective as of July 1995. The Buy-Sell Agreement provides for the repurchase, under certain circumstances, of the outstanding shares and options of the five shareholder-employees. Under the terms of the Buy-Sell Agreement, the shareholder-employees have certain put rights and Metron Technology has certain call rights on the shares and options owned by the shareholder-employees. Until June 1, 2000, the purchase obligations of Metron Technology are subject to the occurrence of certain specified events, namely death, permanent disability or termination of employment of the shareholder-employees. The Buy-Sell Agreement terminates upon a change in control or the completion of a qualified initial public offering by Metron Technology.

Under the terms of the Buy-Sell Agreement, the maximum obligation of Metron Technology during any fiscal year is redetermined annually until the fiscal year beginning June 1, 2000. In general, Metron Technology's payment obligations are subject to an annual limit equal to one half of the sum of the previous fiscal year's net income and the non-cash flow items reported in the consolidated financial statements. Any obligation remaining is carried forward to the following fiscal year. At May 31, 1998 and 1997, the value of the Buy-Sell Agreement rights for the shareholder-employees amounted to approximately $9,700,000 and $11,000,000, respectively. Under certain conditions, the Company along with another corporate shareholder may have to assume this obligation.

A summary of assets, liabilities and results of operations for Metron Technology and m-FSI Ltd. accounted for by the equity method is as follows (dollars in thousands):

Metron Technology:

May 31,                             1998                1997            1996
-------                             ----                ----            ----
Current assets                     $81,484             $77,211         $89,594
Noncurrent assets                   15,476              14,382          13,501

Current liabilities                 61,359              54,934          70,471
Noncurrent liabilities               2,375               2,371           2,243
Total stockholders' equity          33,226              34,288          30,381


Fiscal Year Ended May 31,             1998                1997            1996
-------------------------             ----                ----            ----
Sales                             $224,913            $255,283        $233,302
Net income                             414               4,614           9,658

m-FSI Ltd:
June 30,                              1998                1997            1996
--------                              ----                ----            ----
Current assets                    $ 14,928            $ 18,639        $ 15,609
Noncurrent assets                    5,744               3,126           1,780
Current liabilities                 11,610              13,660          12,438
Noncurrent liabilities               2,116                 217             132
Total stockholders' equity           6,946               7,888           4,819


Fiscal Year Ended June 30,            1998                1997            1996
--------------------------            ----                ----            ----
Sales                             $ 24,078            $ 30,207        $ 22,567
Net income                             523               3,215           1,931


Metron Technology operates mainly in Europe, Asia Pacific and the United States. m-FSI Ltd. operates in Japan.

The Company sold approximately $79,757,000, $73,626,000 and $76,437,000 of its products in the aggregate to Metron Technology and m-FSI Ltd. in fiscal 1998, 1997 and 1996, respectively. In addition, the Company paid Metron Technology a commission for direct sales to Asia-Pacific customers of $1,523,000, $1,774,00 and $2,963,000 for fiscal years 1998, 1997 and 1996, respectively. At August 29, 1998 and August 30, 1997, trade accounts receivable from affiliates was approximately $12,644,000 and $10,093,000, respectively.

On July 13, 1998, Metron Technology acquired substantially all the outstanding shares of Kyser. Under the terms of the Merger Agreement, each outstanding share of Kyser's common stock acquired was converted into 16.5 shares of the Metron Technology's common shares. Accordingly, Metron Technology issued 1,582,683 new common shares to the shareholders of Kyser. Kyser is a stocking distributor of materials and components which markets both high-purity and industrial-use products in Texas and five other states.

The merger will be accounted for as a pooling of interests. As a result of this merger, the Company's ownership was diluted to 31.8%.


Note 10
Accrued Expenses

Accrued expenses are summarized as follows:

                                    August 29, 1998            August 30, 1997
                                    ---------------            ---------------

Commissions                        $    880,038                 $  1,206,077
Commissions due to affiliates           123,377                      582,100
Income taxes                                 --                    1,276,587
Salaries and bonuses                  4,904,684                    4,857,761
Pension and profit sharing            1,475,569                    1,397,293
Product warranty                      8,931,188                   10,795,916
Other                                 8,911,864                    6,283,242
                                   $ 25,226,720                 $ 26,398,976

Note 11
Debt

Long-term debt is summarized as follows:
                                      August 29, 1998            August 30, 1997
                                      ---------------            ---------------
Unsecured Senior Notes; interest
rates ranging from 7.15% to 7.27%
through December, 2006                  $42,000,000                $42,000,000
Capital leases on equipment;
interest rates ranging from 8.83%
to 12.68% through September,
2000, secured by underlying
equipment                                   129,914                    249,700
Other                                            --                      6,394
                                         42,129,914                 42,256,094
Less current maturities                     (65,418)                  (118,200)
                                        $42,064,496                $42,137,894

Future payments of long-term debt are as follows:


Fiscal Year Ending
1999                                   $     65,418
2000                                      6,059,535
2001                                      7,719,247
2002                                      7,714,286
2003                                      7,714,286
Thereafter                               12,857,142
                                       $ 42,129,914

On December 19, 1996, the Company completed a private debt placement for $30.0 million of 7.15% senior unsecured notes due 2004 and $12.0 million of 7.27% senior unsecured notes due 2006. The notes are subject to certain affirmative and negative convenants, including financial ratio tests such as an indebtedness ratio and a tangible net worth test.

At August 29, 1998, the Company had a stand-by letter of credit for approximately $1,400,000. This stand-by letter of credit was issued in connection with a performance bond for a chemical management project and can be drawn against if certain performance requirements are not met.


Note 12
Income Taxes

The provision for income tax (benefit) expense is summarized as follows:

Fiscal Year Ended           August 29,1998             August 30,1997         August 31, 1996
-----------------           --------------             --------------         ---------------
Current:
Federal                     ($9,490,000)                $2,763,000             $11,997,000
Foreign                        (260,000)                   333,000                 419,000
State                            52,000                    459,000               1,781,000
                             (9,698,000)                 3,555,000              14,197,000
Deferred:
Federal                      (2,698,000)                (3,750,000)             (3,694,000)
Foreign                              --                     32,000                  26,000
State                        (1,604,000)                  (512,000)               (279,000)
                             (4,302,000)                (4,230,000)             (3,947,000)

                           ($14,000,000)                 ($675,000)            $10,250,000


In fiscal 1998, 1997 and 1996, there was a tax benefit of $234,696, $264,394 and $2,932,197, respectively, credited to stockholders' equity associated with the exercise of stock options.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 29, 1998 and August 30, 1997 are as follows:

                                    August 29, 1998            August 30, 1997
                                    ---------------            ---------------
Deferred tax assets:
Inventory differences               $ 4,808,000                  $ 3,318,000
Deferred revenue                        811,000                    1,209,000
Accounts receivable                   1,190,000                      808,000
Property, plant and equipment           682,000                    1,220,000
Alternative minimum tax               2,572,000                           --

carry forwards
Net operating loss carry forwards     1,199,000                           --
Accruals                              4,583,000                    5,557,000
Other, net                            2,038,000                      854,000
Total gross deferred tax assets      17,883,000                   12,966,000
Deferred tax liabilities:
Other, net                               24,000                       32,000
Total gross deferred tax
liabilities                              24,000                       32,000
Net deferred tax assets             $17,859,000                  $12,934,000


The effective income tax (benefit) expense differs from the expected statutory federal income tax as follows:

Fiscal Year Ended                  August 29, 1998    August 30, 1997    August 31, 1996
-----------------                  ---------------    ---------------    ---------------
Expected federal income tax        ($12,951,000)       $    199,000       $ 11,966,000
(benefit) expense
State income (benefit) expense,
net of federal (benefit) expense     (1,009,000)            (52,000)           991,000
Research activities credit             (412,000)           (580,000)          (171,000)
Tax-exempt interest income               (2,000)           (489,000)          (490,000)
Foreign sales corporation                    --             (18,000)          (685,000)
S Corporation net income                     --                  --           (263,000)
Establishment of S Corporation
deferred tax asset                           --                  --         (1,500,000)
Other items, net                        374,000             265,000            402,000
                                   ($14,000,000)       ($   675,000)      $ 10,250,000



The Company has net operating loss carryforwards for federal purposes of approximately $500,000 that will expire in the fiscal year 2018 if not utilized. The Company has net operating loss carryforwards for state purposes of approximately $20,000,000 which will expire at various times, beginning in fiscal year 2004, if not utilized.

The Company utilized approximately $259,000 of net operating loss carryforwards from ACS in fiscal year 1996.

At August 29, 1998, the Company has recorded net deferred tax assets of $17,859,000. Based on an assessment of the Company's taxable earnings history and prospective future taxable income as well as tax planning strategies available to management, which includes sale or disposal of assets to produce current taxable income, management has determined that it is more likely than not that its net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

At August 29, 1998, there were approximately $12,684,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely, subject to cash flow requirements. It is not practicable to estimate the deferred tax liability related to such undistributed earnings. If such earnings were remitted to the Company, applicable U.S. federal income and foreign withholding taxes would be substantially offset by available foreign tax credits.


Note 13
Pension and Profit Sharing Plans

The Company has a defined contribution pension plan covering substantially all employees. Total pension cost for fiscal 1998, 1997 and 1996 was $1,966,310, $1,818,376 and $1,408,086, respectively. There is no past service liability.

The Company's joint venture, CME, has a fully insured pension plan for its present directors and employees. Total pension cost for fiscal 1998, 1997 and 1996 for CME was approximately $135,400, $66,500 and $74,500, respectively.

The Company also has Employee 401(k) Retirement Plans, which allow for discretionary profit sharing contributions, covering eligible employees. Contributions under the plans are determined by means of a formula or at the discretion of the Board of Directors. Contributions accrued for in fiscal 1996 were $250,000. There were no contributions accrued in 1998 and 1997.


Note 14
Stockholders' Equity

In addition to other stock based plans, the Company has a 1997 Omnibus Stock Plan (the Plan). The Plan, which was approved by the Company's shareholders, authorizes stock based awards ("Awards") to purchase up to 1,750,000 shares of the Company's common stock. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan. The activity under stock option plans of the Company is as follows:


                                    Number Of Shares
Activity Description                Available For Grant        Outstanding               Weighted Average
--------------------                -------------------        -----------               ----------------

                                                                                Exercise Price Per
                                                                                Share
                                                                                ------------------
August 26, 1995                          106,713                 1,589,312        $    6.64

Additional shares authorized for         500,000                        --               --
1994 Omnibus Stock Option Plan
Granted                                 (422,161)                  422,161            16.85
Exercised                                     --                  (227,300)            2.10
Canceled                                  62,880                   (64,547)           15.28
August 31, 1996                          247,432                 1,719,626             9.43
Additional shares authorized for       1,000,000                        --               --
1997 Omnibus Stock Option Plan
Granted                               (1,019,817)                1,019,817            12.02
Exercised                                     --                  (129,360)            4.78
Canceled                                 208,385                  (511,291)           17.83
August 30, 1997                          436,000                 2,098,792        $    9.01
Additional shares authorized for         750,000                        --               --
1997 Omnibus Stock Option Plan
Granted                                 (822,499)                  822,499             9.70
Exercised                                     --                  (181,959)            4.80
Canceled                                  66,500                  (159,467)           12.63
August 29, 1998                          430,001                 2,579,865             9.33
Number of shares exercisable at
August 29, 1998                                                  1,150,567        $    7.60


The weighted-average fair value of options granted during 1998 and 1997 was $6.12 and $6.66, respectively.

At August 29, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.94 - $20.88 and 6.7 years, respectively.

The following table summarizes information with respect to options outstanding and exercisable at August 29, 1998:

                           Options                          Options
                         Outstanding                      Exercisable
             -----------------------------------     ----------------------
Range Of     Number Of   Weighted-     Weighted-     Number Of    Weighted-

    Exercise             Shares      Average           Average       Shares     Average
    Prices                           Remaining         Exercise                 Exercise Price
                                     Contractual       Price
                                     Life
----------------------------------------------------------------------------------------------
$ 0.94 - $ 5.00         381,520         2.9              $ 2.20      381,520     $ 2.20
$ 5.01 - $ 9.00         776,265         7.9              $ 7.40      255,132     $ 6.89
$ 9.01 - $13.00       1,153,330         7.0              $11.63      446,895     $11.50
$13.01 - $17.00         226,750         8.2              $14.67       46,682     $13.95
$17.01 - $20.88          42,000         5.6              $17.43       20,338     $17.31
$ 0.94 - $20.88       2,579,865         6.7              $ 9.33    1,150,567     $ 7.60



At August 29, 1998 and August 30, 1997, currently exercisable options aggregated 1,150,567 shares and 981,453 shares of common stock, respectively, and the weighted-average exercise price of those options was $7.60 and $5.51, respectively.

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

In fiscal 1993, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $3.75 per share to an unrelated company providing consulting services. The warrant expires on February 2003.

On May 22, 1997, the Company adopted a Shareholder Rights Plan (the Rights
Plan). Pursuant to the Rights Plan, Rights were distributed as a dividend at the rate of one preferred share purchase right (a Right) for each outstanding share of common stock of the Company. The Rights expire on June 10, 2007, unless extended or earlier redeemed or exchanged by the Company.

Under the Rights Plan, each Right entitles the registered holder to purchase one-hundredth of a Series A Junior Participating Preferred Share, no par value (Preferred Shares), of the Company at a price of $90. In general, the Rights will become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." The Company has adopted the disclosure-only provisions of SFAS No. 123 but applies Accounting Principles Board Opinion (APB) No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company recognized no compensation expense in 1998, 1997 or 1996 under APB No. 25.

If the Company had elected to recognize compensation cost for the stock option plan and employee stock purchase plan based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income and net income per common share would have been changed to the pro forma amounts indicated below:

(In thousands, except per share       1998              1997              1996
amounts)                              ----              ----              ----
Net (loss) income
As reported                         ($21,952)          $4,640            $28,548
Pro forma                           ($25,942)          $2,159            $27,233
Diluted net (loss) income per
common share
As reported                         ($  0.96)          $ 0.20            $  1.23
Pro forma                           ($  1.14)          $ 0.09            $  1.17


NOTE: The pro forma effect on net income (loss) for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The fair value of stock options used to compute pro forma net income and net income per common share disclosures is the estimated present value at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                           Options                                   ESPP
                                ------------------------------         -------------------------------
                                1998         1997         1996         1998          1997         1996
                                ----         ----         ----         ----          ----         ----
Expected dividend yield         0.0%         0.0%         0.0%         0.0%          0.0%         0.0%
Annualized stock price
volatility                      59.0%        59.0%        59.0%        45.0%         66.0%        66.0%
Risk free interest rate         5.1%         6.3%         5.5%         5.1%          5.8%         5.1%
Expected life (years)           5.5          3.8          3.8          0.5           1.0          1.0


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the annualized stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.


Note 15
Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the Plan) that enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at 85% of the lower of market value at the beginning or the end of the purchase period. Effective January 1, 1998, the Plan was amended from an annual to a semiannual basis plan. In January 1998, the shareholders authorized 350,000 additional shares for the Plan. On June 30, 1998, 123,993 shares were issued at $8.26 per share. On December 31, 1997 and 1996, 150,067 shares were issued at $10.09 per share and 91,765 shares were issued at $12.22 per share, respectively, under the Plan.

At August 29, 1998, there were 406,526 shares reserved for future employee purchases of stock under the Plan.


Note 16
Additional Sales Information

International sales for the fiscal years 1998, 1997 and 1996 were approximately 41%, 36% and 35%, respectively, of total sales. The basis for determining sales by geographic region is the location that the product is shipped. Included in these percentages and the table below are sales to affiliates (See Note 9.) International sales by geographic area, consisting principally of export sales, are summarized as follows:


Fiscal Year Ended           August 29, 1998        August 30, 1997         August 31, 1996
-----------------           ---------------        ---------------         ---------------
Asia                        $33,503,000              $37,058,000            $  54,018,500
Europe                       55,619,200               52,192,800               51,862,200
Other                           691,700                  447,300                2,007,500
                            $89,813,900              $89,698,100            $ 107,888,200


The following summarizes significant customers comprising 10% or more of the Company's customer sales, which includes sales through affiliates to end users:

Fiscal Year Ended           August 29, 1998           August 30, 1997           August 31, 1996
-----------------           ---------------           ---------------           ---------------
Customer A                  *                         *                         12%
Customer B                  11%                       17%                       11%

* Sales to respective customer is less than 10% during the fiscal year.


Note 17
Segment Information

In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information, "which requires companies to report selected segment information based on the management's approach to internal segment reporting.

The Company has four segments, Surface Conditioning Division (SCD), Chemical Management Division (CMD), Microlithography Division (MLD) and Shared Services
(SS).

Due to the similarity of production processes, distribution methods, customer base and products/services, the reporting of segment information will be aggregated for Surface Conditioning and Microlithography.

The Surface Conditioning segment sells products and processes using wet vapor and cryogenic techniques to prepare the surfaces of silicon wafers for subsequent processing and the Microlithography segment supplies photoresist processing equipment and services for the semiconductor, thin film head and multichip module markets.

The Chemical Management segment supplies a wide range of chemical management systems for microelectronics manufacturers. These systems generate, blend and deliver chemicals to all points of use in a manufacturing facility.

The Shared Services segment consists of legal, corporate sales and marketing, finance, information services, human resources and other administrative activities. None of the Shared Service costs are allocated to the other segments. Segment information is as follows:

                                         CMD          MLD & SCD     Shared Services        Total
----------------------------------------------------------------------------------------------------
1998:
Revenue from external customers   $  56,199,292    $ 161,695,114      $        --      $ 217,894,406
Depreciation and amortization         1,133,044        5,662,564        9,092,240         15,887,848
Segment (loss)                       (1,930,880)      (5,197,218)     (31,300,727)       (38,428,825)
1997:
Revenue from external customers   $  89,552,821    $ 162,888,420      $        --      $ 252,441,241
Depreciation and amortization           842,063        4,179,231        7,264,699         12,285,993
Segment profit (loss)                13,116,415       12,028,707      (27,036,013)        (1,890,891)
1996:
Revenue from external customers   $  70,802,189    $ 233,238,617      $                $ 304,040,806
Depreciation and amortization           775,270        2,998,231        4,435,906          8,209,407
Segment profit (loss)                10,807,571       45,209,086      (25,954,218)        30,062,439

Total assets located outside the United States are as follows:

                               1998                      1997
----------------------------------------------------------------
United Kingdom              $8,154,015                $5,061,656
Korea                       $  790,592                $1,535,092

Note 18
Research and Development Agreements

The Company has received research and development funding commitments from third party organizations. Such funds are not anticipated to cover all costs of the research and development projects involved. The funds received are recorded as reductions of research and development expenses. The Company recognized approximately $1,918,900, $276,500 and $0 of third party funding in fiscal years 1998, 1997 and 1996, respectively.


Note 19
License Agreements

The Company, in the ordinary course of business, enters into various licensing agreements related to technologies. These agreements generally provide for technology transfers between the Company and the licensors in exchange for minimum royalty payments and/or a fixed royalty to the licensors. These agreements can generally be terminated by the Company with appropriate notice to the licensors.


Note 20
Supplementary Cash Flow Information

The Company paid interest, net of amounts capitalized, in fiscal 1998, 1997, and 1996 of $3,154,632, $1,124,884 and $467,283, respectively. Income taxes paid in fiscal years 1998, 1997 and 1996 were $1,898,213, $4,818,723 and $11,424,910, respectively. Capital leases entered into for financing purchases of equipment during fiscal 1998, 1997 and 1996 were $0, $0 and $241,610, respectively. In addition, the Company realized, in fiscal years 1998, 1997 and 1996, a tax benefit from the exercise of stock options in the amount of $234,696, $264,394 and $2,932,197, respectively.


Note 21
Litigation

During fiscal 1998, the Company settled a patent infringement lawsuit relating to its EXCALIBUR(R) systems, which had been brought by Purusar Corporation in October 1995. In exchange for a one-time lump sum payment, Purusar has dismissed the lawsuit and released the Company and its customers from any past or future claims of infringement relating to the patent at issue. The Company did not and will not pay any royalties to Purusar as a result of the settlement.

In the normal course of business, the Company, from time to time, becomes involved in litigation that may ultimately result in a liability to the Company. It is the opinion of management that facts known at the present time do not indicate that there is a probability that any such litigation would have a material effect on the Company's operations or its financial position. As of August 29, 1998, the Company believes it is not involved in any litigation that will have a material impact on the Company.


Note 22
Subsequent Event

On October 8, 1998, the Company implemented additional cost control measures including a reduction of force of approximately 150 employees and contractors. In addition, the Company announced four weeks of scheduled plant shutdowns during the first half of fiscal 1999 related to the October reduction in force.

The Company expects to report a charge of approximately $800,000 for severance and outplacement costs in the first quarter of fiscal 1999.

Quarterly Data

(In thousands, except per-share     First Quarter       Second Quarter      Third Quarter      Fourth Quarter
data)                               -------------       --------------      -------------      --------------
1998 (unaudited)
Sales                                 $ 64,915            $ 59,431             $ 55,836          $ 37,712
Gross profit (loss)                     26,184              20,672               21,410               (27)
Operating (loss) income                  1,144              (7,931)              (4,034)          (27,608)
Net (loss) income                        1,885              (4,597)              (1,987)          (17,253)
Diluted net (loss) income per
common share                          $   0.08            ($  0.20)            ($  0.09)         ($  0.75)
1997 (unaudited)
Sales                                 $ 66,991            $ 60,157             $ 51,394          $ 73,899
Gross profit                            26,765              21,292               19,668            26,588
Operating (loss) income                  3,868                 128               (5,518)             (369)
Net (loss) income                        4,041               1,938               (2,744)            1,405
Diluted net (loss) income per
common share                          $   0.18            $   0.08             ($  0.12)         $   0.06

During the fourth quarter of fiscal 1998, the Company recorded realignment charges of $12.5 million (see Note 2 to Notes to Consolidated Financial Statements.)

The Company's fiscal quarters are generally 13 weeks, ending on a Saturday. The fiscal year ends on the last Saturday in August and comprises 52 or 53 weeks.

Common Stock Prices
The Company's common stock is traded on the NASDAQ National Market System under the symbol FSII. The following table sets forth the highest and lowest sale prices, as reported by the NASDAQ-NMS, for the periods indicated.

                              1998                               1997
                     -----------------------             ----------------------
Fiscal Quarter       High               Low              High             Low
-------------------------------------------------------------------------------
First              $23 5/8            $13 3/8           $15 3/8        $ 10
Second              15 3/8             10 7/8            18 1/4          12 1/2
Third               13 3/8             10 3/4            15 1/4          10 7/8
Fourth              11 1/2             51 3/16           20 3/16         13 3/4

There were approximately 1,430 stockholder accounts of record on October 30, 1998, and an estimated 15,000 stockholders who held the Company stock in street name.

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

Corporate and Stockholder Information
Board of Directors

James A. Bernards
President
Facilitation, Incorporated
(Strategic planning, directorships, organizational development)

Neil R. Bonke
Chairman
Electroglas, Inc. (retired)
(Automatic wafer probing equipment manufacturer)

Joel A. Elftmann
FSI Chairman and
Chief Executive Officer

Dr. Thomas D. George
President and General Manager
Motorola (retired)
(Semiconductor products sector)

Terrence W. Glarner
President
West Concord Ventures, Inc.
(Venture capital)

Joanna T. Lau
President
Lau Technologies
(Electronics manufacturer and biometric technology access control and security systems)

Charles R. Wofford
FSI Vice Chairman
Senior Vice President
Texas Instruments (retired)
(Semiconductor Group)

Corporate Officers

Joel A. Elftmann
Chairman and Chief Executive Officer
Co-founded FSI in 1973

Benno G. Sand
Chief Administrative Officer
Office of the President and Secretary
Joined FSI in 1982

Dr. Benjamin J. Sloan
Chief Operating Officer
Office of the President
Joined FSI in 1992

Mark A. Ahmann
Vice President
Human Resources
Joined FSI in 1997

Dale A. Courtney
President
Surface Conditioning Division
Joined FSI in 1987

Patricia M. Hollister
Chief Financial Officer and Corporate Controller
Joined FSI in 1995

Luke R. Komarek
General Counsel
Joined FSI in 1995

Dale M. Pescatrice
President
Chemical Management Division
Joined FSI in 1998

Charles R. Wofford
Vice Chairman

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

Stockholder and investor questions may be directed to:
Benno Sand
FSI International, Inc.
Corporate Headquarters
612/444-8936

Financial statements and information about FSI International are also available electronically via the World Wide
Web at:
http://www.fsi-intl.com

Form 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available electronically via the World Wide Web or on request by contacting the Investor Relations Department at Corporate Headquarters.

Annual Meeting
All stockholders and other interested parties are invited to attend the Company's annual meeting, scheduled for January 26, 1999, at 3:00 p.m. at the Lutheran Brotherhood Building,
625 Fourth Avenue South,
Minneapolis, Minnesota.

Independent Auditors
KPMG Peat Marwick LLP
Minneapolis, Minnesota

General Counsel
Luke R. Komarek
FSI International

WORLDWIDE SALES AND
SUPPORT OFFICES

Corporate Headquarters
322 Lake Hazeltine Drive
Chaska, Minnesota
55318-1096
Phone: 612/448-5440
Fax: 612/448-2825
World Wide Web:
http://www.fsi-intl.com

Domestic:
Tempe, Arizona
Fremont, California
Hollister, California
Marlboro, Massachusetts
Chaska, Minnesota
Bedminster, New Jersey
Allen, Texas
Austin, Texas
Lubbock, Texas
Williston, Vermont
Vancouver, Washington

International:
(FSI and affiliates Metron Technology and m-FSI)
Beijing, China
Shanghai, China
Basingstoke, England
Newhaven, England
Evry, France
Grenoble, France
Meyreuil, France
Aschheim, Germany
Dresden, Germany
Wanchai, Hong Kong
Bangalore, India
Dublin, Ireland
Netanya, Israel
Milano, Italy
Tokyo, Japan
Okayama, Japan

Bundang-Ku, Korea
Metro Manila, Philippines
Moscow, Russia
West Lothian, Scotland
Singapore
Stockholm, Sweden
Hsin Chu City, Taiwan R.O.C.
Bankok, Thailand
Almere, The Netherlands

FSI International, Inc.
Corporate Headquarters
322 Lake Hazeltine Drive
Chaska, MN 55318 USA
Phone: 612/448-5440
Fax: 612/448-2825
www.fsi-intl.com